     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1998

                                                        REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10/A

                                AMENDMENT NO. 2

                      TO REGISTRATION STATEMENT ON FORM 10

                            ------------------------

                        GENERAL FORM FOR REGISTRATION OF
                SECURITIES PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          PENWEST PHARMACEUTICALS CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                 WASHINGTON                                      91-1513032
      (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

               2981 ROUTE 22,                                   12563-9970
                PATTERSON, NY                                   (ZIP CODE)
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

              REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (914) 878-3414

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        PREFERRED STOCK PURCHASE RIGHTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          PENWEST PHARMACEUTICALS CO.

                                     PART I

                 INFORMATION INCLUDED IN INFORMATION STATEMENT

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

                        FORM 10
ITEM                  ITEM CAPTION                           CAPTION IN INFORMATION STATEMENT
----                  ------------                           --------------------------------
 1.    Business..................................    Summary -- The Company and -- Summary Financial
                                                     Data; Risk Factors; Selected Financial Data;
                                                     Management's Discussion and Analysis of Financial
                                                     Condition and Results of Operations; Business;
                                                     Index to Financial Statements
 2.    Financial Information.....................    Summary -- Summary Financial Data;
                                                     Capitalization; Selected Financial Data;
                                                     Management's Discussion and Analysis of Financial
                                                     Condition and Results of Operations; Index to
                                                     Financial Statements
 3.    Properties................................    Business -- Facilities
 4.    Security Ownership of Certain Beneficial
       Owners and Management.....................    Security Ownership of Certain Beneficial Owners
                                                     and Management
 5.    Directors and Executive Officers..........    Management
 6.    Executive Compensation....................    Management -- Executive Compensation and --
                                                     Employee Benefit Plans
 7.    Certain Relationship and Related
       Transactions..............................    Summary -- The Distribution; Risk Factors --
                                                     Relationship with Penford; Conflicts of Interest;
                                                     Management's Discussion and Analysis of Financial
                                                     Condition and Results of Operations; Certain
                                                     Transactions; Arrangements between the Company
                                                     and Penford.
 8.    Legal Proceedings.........................    Risk Factors -- Certain Risks and Litigation
                                                     Relating to Nifedipine XL; Business -- Litigation
 9.    Market Price of and Dividends on the
       Registrant's Common Equity and Related
       Shareholder Matters.......................    The Distribution -- Listing and Trading of
                                                     Penwest Common Stock; Risk Factors -- No Prior
                                                     Public Market; Potential Volatility of Stock
                                                     Price and  -- Absence of Dividends; Dividend
                                                     Policy; Description of Capital Stock
10.    Recent Sales of Unregistered Securities...    None
11.    Description of Registrant's Securities to
       be Registered.............................    Description of Capital Stock
12.    Indemnification of Directors and
       Officers..................................    Indemnification of Directors and Officers
13.    Financial Statements and Supplementary
       Data......................................    Index to Financial Statements
14.    Changes in and Disagreements With
       Accountants on Accounting and Financial
       Disclosure................................    Not Applicable

[PENFORD LETTERHEAD]                                        [PENWEST LETTERHEAD]


                               AUGUST [  ], 1998


Dear Penford Corporation Shareholders:

     We are pleased to announce that the Board of Directors of Penford Corporation ("Penford") has authorized the distribution (the "Distribution") by Penford of all the shares of common stock of Penwest Pharmaceuticals Co. ("Penwest"), a wholly-owned subsidiary of Penford, to the holders of Penford common stock.


     If you are a shareholder of record of Penford common stock at the close of business on August 10, 1998, you will receive three shares of Penwest common stock for every two shares of Penford common stock you own (and a cash payment for any fractional share of Penwest common stock you are entitled to receive). You will receive your Penwest stock certificates (and cash payment for fractional shares, if any) in a separate mailing shortly after August 31, 1998.


     Penwest's common stock will be listed and traded on the Nasdaq National Market, and its stock symbol will be "PPCO".

     Penwest is engaged in the research, development and commercialization of novel drug delivery technologies and is an established manufacturer and distributor of excipients, the inactive ingredients used in binding, disintegrating and lubricating tabletted pharmaceutical and nutritional products. By effecting the Distribution, Penford will separate Penwest's pharmaceutical business from Penford's specialty carbohydrate-based chemical business for the paper and food industries. The Penford Board of Directors believes that the Distribution is in the best interests of Penford and Penford's shareholders because the Distribution, among other things, will: (i) permit the managements of Penford and Penwest to focus on their respective core businesses without regard to the corporate objectives and policies of the other company;
(ii) improve the near-term earnings of Penford by eliminating from Penford's results of operations the expenses associated with developing Penwest's technologies; (iii) permit the financial community to focus separately on Penford and Penwest and their respective business opportunities; (iv) provide Penwest with the opportunity to obtain greater access to capital to finance its business; and (v) enhance the ability of Penwest to attract, retain and motivate its employees by offering economic incentives and rewards tied more directly to Penwest's performance.

     As discussed in more detail in the accompanying Information Statement, Penford has obtained a private letter ruling from the Internal Revenue Service to the effect that, among other things, the Distribution qualifies as tax-free under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended, and the receipt of shares of Penwest common stock in the Distribution will not result in the recognition of income, gain or loss to Penford's shareholders for federal income tax purposes. In addition, the aggregate basis of your Penford common stock and Penwest common stock (including the fractional shares, if any) will be the same as the aggregate basis in your Penford common stock before the Distribution, and will be allocated in proportion to the fair market value of each. We will send you additional information to help you allocate your tax basis between your Penford and Penwest common stock.

     The Information Statement, which is being distributed to all owners of Penford common stock in connection with the Distribution, describes the transaction in detail and contains important information about Penwest, including financial statements and other financial information. Shareholders are encouraged to read this material carefully.

     Holders of Penford common stock are not required to take any action to participate in the Distribution. Penford is not soliciting your proxy because shareholder approval of the Distribution is not required.

Very truly yours,



N. Stewart Rogers                             Tod R. Hamachek
Chairman of the Board of Directors            Chairman of the Board of Directors
Penford Corporation                           and Chief Executive Officer
                                              Penwest Pharmaceuticals Co.

                   SUBJECT TO COMPLETION, DATED JULY 28, 1998


                             INFORMATION STATEMENT

                          PENWEST PHARMACEUTICALS CO.

                                  COMMON STOCK
                          (PAR VALUE, $.001 PER SHARE)
                            ------------------------


     This Information Statement is being furnished to the shareholders of Penford Corporation, a Washington corporation ("Penford"), in connection with the distribution (the "Distribution") by Penford to holders of record of Penford common stock on August 10, 1998 (the "Record Date"), of all the outstanding shares of common stock, par value $.001 per share (including the associated preferred stock purchase rights, "Common Stock"), of its wholly-owned subsidiary, Penwest Pharmaceuticals Co., a Washington corporation ("Penwest" or the "Company"). Such shares of Common Stock will be distributed by Penford to its shareholders of record on the basis of three shares of Common Stock for every two shares of Penford common stock owned on the Record Date. Following the Distribution, Penford will own no shares of Common Stock. The Distribution will be effected on August 31, 1998 (the "Distribution Date"). Certificates representing the shares of Common Stock will be mailed to shareholders on the Distribution Date or as soon thereafter as practicable.


     No consideration will be required to be paid by Penford shareholders for the shares of Common Stock to be received by them in the Distribution, nor will they be required to surrender or exchange shares of Penford common stock in order to receive Penwest Common Stock. Penford has obtained a private letter ruling from the Internal Revenue Service (the "IRS") to the effect that, among other things, the Distribution qualifies as tax-free under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended, and the receipt of shares of Common Stock in the Distribution will not result in the recognition of income, gain, or loss to Penford shareholders for federal income tax purposes. See "The Distribution -- Federal Income Tax Considerations of the Distribution." Neither Penford nor Penwest will receive any cash or other proceeds from the distribution of the Common Stock.


     There is no current public trading market for the Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. The Common Stock will be listed on the Nasdaq National Market under the symbol "PPCO."


     IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 12.
                            ------------------------

  NO VOTE OF SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO TAKE ANY ACTION WITH
                            RESPECT TO YOUR SHARES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE DATE OF THIS INFORMATION STATEMENT IS                  , 1998.

                             ADDITIONAL INFORMATION

     Penwest has filed a registration statement on Form 10 with the Securities and Exchange Commission (the "Commission") to register the shares of Common Stock to be issued on the Distribution Date under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Information Statement does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. Reference is made to such registration statement and the exhibits and schedules thereto, which may be inspected and copied, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, Penwest is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     Following the Distribution, Penwest will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. Penwest will also be subject to the proxy solicitation requirements of the Exchange Act and will furnish holders of Common Stock annual reports containing consolidated financial statements prepared in accordance with generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

     No person is authorized to give any information or to make any representations other than those contained in this Information Statement, and if given or made, such information or representations must not be relied upon as having been authorized. This Information Statement does not constitute an offer to sell or a solicitation of any offer to buy any securities. This Information Statement presents information concerning Penwest believed by Penwest to be accurate as of the date set forth on the cover hereof. This Information Statement presents information concerning Penford believed by Penford to be accurate as of the date set forth on the cover hereof. Changes may occur in the presented information after that date. Neither Penwest nor Penford plans to update said information except in the course of fulfilling their respective normal public reporting and disclosure obligations.

     This Information Statement contains forward-looking statements that involve risks and uncertainties. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. The factors that could cause or contribute to such differences include without limitation those discussed in "Risk Factors" herein, as well as those discussed elsewhere in this Information Statement.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Additional Information......................................    2
Summary.....................................................    4
The Distribution............................................    9
Risk Factors................................................   12
Dividend Policy.............................................   22
Selected Financial Data.....................................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   30
Management..................................................   53
Certain Transactions........................................   62
Security Ownership of Certain Beneficial Owners and
  Management................................................   63
Arrangements Between the Company and Penford................   65
Description of Capital Stock................................   68
Indemnification of Directors and Officers...................   72
Index to Financial Statements...............................  F-1


                            ------------------------

     The Company was incorporated under the name Edward Mendell Co., Inc. in the State of Washington in February 1991 as a wholly-owned subsidiary of Penford (formerly known as PENWEST, LTD.) and has changed its name to Penwest Pharmaceuticals Co. The Company's executive offices are located at 2981 Route 22, Patterson, NY 12563-9970. The Company's telephone number is (914) 878-3414.

     TIMERx(R), EMCOCEL(R), EXPLOTAB(R), EMDEX(R), EMCOMPRESS(R) and CANDEX(R) are registered trademarks of the Company, and PROSOLV SMCC(TM) is a trademark of the Company. Other tradenames and trademarks appearing in this Information Statement are the property of their respective owners.

--------------------------------------------------------------------------------

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Financial Statements and the Notes thereto, appearing elsewhere in this Information Statement.

     Unless otherwise indicated, all information contained in this Information Statement reflects a 0.76-for-1 reverse stock split of the shares of Common Stock effected on June 19, 1998.

                                  THE COMPANY

     Penwest is engaged in the research, development and commercialization of novel drug delivery technologies. Based on its extensive experience in developing and manufacturing tabletting ingredients for the pharmaceutical industry, the Company has developed its proprietary TIMERx(R) controlled release drug delivery technology, which is applicable to a broad range of orally administered drugs. The Company is applying its TIMERx technology to the development of oral formulations of branded controlled release versions of immediate release drugs and generic versions of controlled release drugs. Each of the formulations developed to date has been developed under a collaborative arrangement with a pharmaceutical company. The Company's collaborator, Leiras OY, a Finnish subsidiary of Schering AG ("Leiras"), received marketing approval in Finland for Cystrin CR(R) (oxybutynin) for the treatment of urge urinary incontinence in October 1997 and began marketing the product in Finland in January 1998. In May 1997, the Company's collaborator, Mylan Pharmaceuticals Inc. ("Mylan"), filed an Abbreviated New Drug Application ("ANDA") with the U.S. Food and Drug Administration (the "FDA") for the first generic version of the 30 mg dosage strength of Procardia XL(R) (nifedipine), a leading cardiovascular drug for angina and hypertension.

     The TIMERx drug delivery system is a hydrophilic matrix combining primarily two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The TIMERx system can precisely control the release of the active drug ingredient in a tablet by varying the relative proportion of the gums, the tablet coating and the tablet manufacturing process. The Company believes that the TIMERx controlled release system is a major advancement in oral drug delivery because it is applicable to a wide range of soluble and insoluble drugs of varying dosages, it offers drug developers a flexible pharmacokinetic profile, it is easy to scale up to commercial batch levels with consistent reproducibility, and controlled release drugs based on the TIMERx controlled release system can be manufactured cost effectively using existing pharmaceutical manufacturing equipment.

     The Company's strategy is to establish collaborations with leading pharmaceutical companies to develop oral controlled release drugs. The Company believes that this strategy will create significant operating, marketing and financial advantages for the Company and will accelerate product development and commercialization. The Company currently has five generic controlled release products under development with three collaborators, Mylan, Kremers Urban Development Company, the generics division of Schwarz Pharma, Inc. ("Kremers"), and Sanofi Winthrop International S.A. ("Sanofi"). All these products are currently in full-scale bioequivalence studies or clinical trials, and none of these products has received regulatory approval for commercial sale. Additionally, the Company has entered into a strategic alliance with Endo Pharmaceuticals Inc., formerly a division of Dupont Merck Pharmaceuticals ("Endo"), to develop jointly Numorphan TRx, a branded oral controlled release version of the narcotic analgesic oxymorphone, and a license agreement with Synthelabo Groupe ("Synthelabo") covering a branded oral controlled release version of oxybutynin intended to be marketed in Europe under the tradename Ditropan CR, Ditropan XL or Dridase. The Company is also conducting early stage development activities with respect to various additional controlled release formulations.

     The Company is also an established manufacturer and distributor of excipients to the pharmaceutical and nutritional industries. Excipients are the inactive ingredients in tablets and capsules that enable tabletting of active drug ingredients by enhancing binding, lubrication and disintegration properties. The Company recently introduced ProSolv, a patented combination of microcrystalline cellulose ("MCC") and colloidal silicon

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
dioxide, which the Company believes offers improvements over competing excipients in wet granulation and direct compression, the most common processes of manufacturing tabletted products in the pharmaceutical industry. In addition to ProSolv, the Company markets a broad line of 27 other excipient products. Revenues from the Company's excipients business were $26.0 million for the year ended December 31, 1997 and $7.8 million for the three months ended March 31, 1998.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                THE DISTRIBUTION

Distributing Company..........   Penford Corporation. As used in this
                                 Information Statement, the term "Penford" refers to Penford Corporation and its subsidiaries (other then Penwest), unless the context requires otherwise.

Distributed Company...........   Penwest Pharmaceuticals Co. As used in this
                                 Information Statement, the term "the Company" or "Penwest" refers to Penwest Pharmaceuticals
                                 Co. and its subsidiaries, unless the context requires otherwise.

Common Stock to be
Distributed...................   Approximately 11.05 million shares, which
                                 constitutes 100% of the Common Stock
                                 outstanding on the Record Date. Immediately after the Distribution, Penford will own no shares of Common Stock.

Distribution..................   On the Distribution Date or as soon thereafter
                                 as practicable, the Distribution Agent (as defined below) will begin distributing certificates representing Common Stock to the shareholders of Penford. Penford shareholders will not be required to make any payment or to take any other action to receive Common Stock.

Distribution Ratio............   Three shares of Common Stock for every two
                                 shares of Penford common stock.


Record Date...................   August 10, 1998.



Distribution Date.............   August 31, 1998.


Distribution Agent............   ChaseMellon Shareholder Services.

Fractional Share Interests....   No certificates representing fractional shares
                                 of Common Stock will be issued. Penford
                                 shareholders entitled to receive less than a full share of Common Stock will receive cash in lieu of such fractional share. See "The
                                 Distribution -- Manner of Effecting the
                                 Distribution."


Trading Market and Symbol.....   The Common Stock will be listed on the Nasdaq
                                 National Market under the symbol "PPCO." There is no current public trading market for the Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date.


Reasons for the
Distribution..................   The Penford Board of Directors believes that
                                 the Distribution is in the best interests of Penford and Penford's shareholders because the Distribution, among other things, will: (i) permit the managements of Penford and the Company to focus on their respective core businesses without regard to the corporate objectives and policies of the other company;
                                 (ii) improve the near-term earnings of Penford by eliminating from Penford's results of operations the expenses associated with developing the Company's technologies; (iii) permit the financial community to focus separately on Penford and the Company and their respective business opportunities; (iv) provide the Company with the opportunity to obtain greater access to capital to finance its business; and (v) enhance the ability of the Company to attract, retain and motivate its employees by offering economic incentives and rewards tied more directly to the

--------------------------------------------------------------------------------

                                 Company's performance. See "The
                                 Distribution -- Background of the
                                 Distribution."

Tax Consequences..............   Penford has obtained a private letter ruling
                                 from the IRS to the effect that, among other things, the Distribution qualifies as tax-free under Sections 355 and 368 of the Internal
                                 Revenue Code of 1986, as amended (the "Code"), and the receipt of shares of Common Stock in the Distribution will not result in the recognition of income, gain or loss to Penford shareholders for federal income tax purposes.
                                 Any cash payment received by a Penford
                                 shareholder in lieu of fractional shares will not be tax-free to the Penford shareholder. See
                                 "The Distribution -- Federal Income Tax
                                 Consequences of the Distribution."


Relationship with Penford
after the Distribution........   As a result of the Distribution, the Company
                                 will cease to be a subsidiary of or otherwise affiliated with Penford and will thereafter operate as an independent, publicly held company. In connection with the Distribution, Penford and the Company have entered into or will enter into certain agreements, including but not limited to, the Separation and Distribution Agreement, the Tax Allocation
                                 Agreement, the Services Agreement, the Employee
                                 Benefits Agreement and the Excipient Supply
                                 Agreement. In addition, Penford has agreed to guarantee the Company's indebtedness under a $15.0 million credit facility to which the Company is a party (the "Credit Facility") for a period ending August 31, 2000. See "The
                                 Distribution -- Background of the Distribution" and "Arrangements Between The Company and
                                 Penford."



Anti-Takeover Effects of
Washington Law, Certain
  Charter Provisions and
  Rights Agreement............   Certain provisions under the Washington
                                 Business Corporation Act, the Amended and
                                 Restated Articles of Incorporation of the Company, as amended, the Amended and Restated
                                 Bylaws of the Company and the Rights Agreement
                                 (the "Rights Agreement") dated as of July 27,
                                 1998 between the Company and ChaseMellon
                                 Shareholder Services, as Rights Agent (the
                                 "Rights Agent") could make more difficult the acquisition and control of the Company by means of a tender offer, open market purchase, a proxy contest or otherwise.


Dividend Policy...............   The Company currently does not intend to pay
                                 cash dividends on the Common Stock. The Company is prohibited from paying dividends on the Common Stock under the Credit Facility. See
                                 "Risk Factors -- Absence of Dividends."

Risk Factors..................   The shares of Common Stock to be issued in the
                                 Distribution involve a high degree of risk.
                                 Shareholders should carefully consider the matters discussed under the section entitled
                                 "Risk Factors."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               THREE MONTHS
                                                                                   ENDED
                                               YEAR ENDED DECEMBER 31,           MARCH 31,
                                            -----------------------------    -----------------
                                             1995       1996       1997       1997      1998
                                            -------    -------    -------    ------    -------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $25,089    $26,089    $26,941    $6,970    $ 7,786
Cost of product sales.....................   17,267     18,690     19,929     4,891      5,836
                                            -------    -------    -------    ------    -------
     Gross profit.........................    7,822      7,399      7,012     2,079      1,950
Selling, general and administrative.......    7,676      6,776      8,708     2,044      2,357
IPO transaction costs.....................       --         --      1,367        --         --
Research and product development..........    2,719      3,723      4,109       851      1,285
Net loss..................................  $(3,252)   $(3,864)   $(7,316)   $ (832)    (2,030)
                                            =======    =======    =======    ======    =======
Basic and diluted net loss per share......   $(0.29)    $(0.35)    $(0.66)   $(0.08)    $(0.18)
                                            =======    =======    =======    ======    =======
Weighted average shares of common stock
  outstanding.............................   11,055     11,055     11,055    11,055     11,055

                                                                    MARCH 31, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                              --------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    723       $    723
Working capital.............................................   (35,545)         9,072
Total assets................................................    37,695         37,695
Accumulated deficit.........................................   (21,679)       (21,679)
Shareholders' equity (deficit)..............................   (14,403)        30,214

---------------
(1) As adjusted to reflect the contribution by Penford to the capital of the Company, effective immediately prior to the Distribution Date, of the outstanding intercompany indebtedness of the Company to Penford (the "Penford Capital Contribution"). The intercompany indebtedness was $44,617,000 as of March 31, 1998. See Note 6 of Notes to Consolidated Financial Statements.

                                THE DISTRIBUTION

BACKGROUND OF THE DISTRIBUTION

     In May 1998, Penford announced its intent, subject to the satisfaction of certain conditions, to divest its ownership interest in the Company by means of the Distribution. By effecting the Distribution, Penford would separate its pharmaceutical business from its specialty carbohydrate-based chemical business for the paper and food industries. The Board of Directors of Penford (the "Penford Board") believes that the Distribution is in the best interests of Penford and Penford's shareholders because the Distribution, among other things, will: (i) permit the managements of Penford and the Company to focus on their respective core businesses without regard to the corporate objectives and policies of the other company; (ii) improve the near-term earnings of Penford by eliminating from Penford's results of operations the expenses associated with developing the Company's technologies; (iii) permit the financial community to focus separately on Penford and the Company and their respective business opportunities; (iv) provide the Company with the opportunity to obtain greater access to capital to finance its business; and (v) enhance the ability of the Company to attract, retain and motivate its employees by offering economic incentives and rewards tied more directly to Penwest's performance.

     The Company believes that there are a number of risks and uncertainties associated with the Distribution, including risks related to the Company's inability to access the resources of Penford following the Distribution. For a discussion of these risks and uncertainties, see "Risk Factors -- Possibility of Substantial Sales of Common Stock," "-- History of Losses; Uncertainty of Future Profitability," "-- Need for Additional Funding; Uncertainty of Access to Capital," "-- Relationship with Penford; Conflicts of Interest" and "-- Risk of Product Liability Claims; No Assurance of Adequate Insurance."


     The Company and Penford have entered into or will, on or prior to the completion of this Distribution, enter into agreements that govern various interim and ongoing relationships. These agreements include (i) a Separation and Distribution Agreement setting forth the agreement of the parties with respect to the principal corporate transactions required to effect the separation of Penford's pharmaceutical business from its specialty carbohydrate-based chemical business and the Distribution, including without limitation Penford's agreement to guarantee the Company's indebtedness under the Credit Facility for a period ending August 31, 2000, (ii) a Services Agreement pursuant to which Penford will continue on an interim basis to provide specified services to the Company, (iii) a Tax Allocation Agreement relating to, among other things, the allocation of tax liability between the Company and Penford in connection with the Distribution, (iv) an Excipient Supply Agreement pursuant to which Penford will manufacture and supply exclusively to the Company, and the Company will purchase exclusively from Penford, subject to certain exceptions, all the Company's requirements for two excipients marketed by the Company, and (v) an Employee Benefits Agreement setting forth the parties' agreements as to the continuation of certain Penford benefits arrangements for the employees of the Company.


MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the Distribution will be set forth in the Separation and Distribution Agreement and the Tax Allocation Agreement.

     Under the terms and conditions of the Separation and Distribution Agreement, Penford will effect the Distribution on the Distribution Date by providing for the delivery of the Common Stock held by Penford to the Distribution Agent for distribution to the owners of record of Penford common stock on the Record Date. The Distribution will be made on the basis of three shares of Common Stock for every two shares of Penford Common Stock outstanding on the Record Date. The shares of Common Stock will be fully paid and nonassessable, and the owners thereof will not be entitled to preemptive rights. See "Description of Capital Stock." Certificates representing Common Stock will be mailed to Penford shareholders on the Distribution Date or as soon thereafter as practicable.

     No certificates or scrip representing fractional shares of Penwest Common Stock will be issued to Penford shareholders as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of shareholders who otherwise would be entitled to receive fractional shares, and such shareholders will receive instead a cash payment in the amount of their pro rata share of the total proceeds, net of selling expenses. See "The Distribution -- Federal Income Tax Consequences of the Distribution." Such sales are expected to be made as soon as practicable after the Record Date. NONE OF PENFORD, PENWEST OR THE DISTRIBUTION AGENT WILL GUARANTEE ANY MINIMUM SALE PRICE FOR THE SHARES OF COMMON STOCK, AND NO INTEREST WILL BE PAID ON THE PROCEEDS.

     After the Distribution, holders of Penford common stock will continue to hold their shares of Penford common stock and, if such shareholders were shareholders of record on the Record Date, they will have also received shares of Penwest Common Stock. No holder of Penford common stock will be required to pay any cash or other consideration for the shares of Common Stock received in the Distribution or to surrender or exchange shares of Penford common stock in order to receive shares of Common Stock. The Distribution will not affect the number of, or the rights attached to, outstanding shares of Penford common stock.

     After the Distribution, Penford will own no shares of Common Stock and the Company will operate as an independent, publicly owned corporation.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Penford has obtained a private letter ruling from the IRS to the effect that, among other things, the Distribution will qualify as tax-free under Sections 355 and 368 of the Code, and, in general, that for federal income tax purposes:

          (1) No gain or loss will be recognized by or be includable in the income of a holder of Penford common stock solely as a result of the receipt of Common Stock in the Distribution.

          (2) No gain or loss will be recognized by Penford or its subsidiaries upon the Distribution.

          (3) The aggregate tax basis of the Penford common stock and the Common Stock held by a shareholder immediately after the Distribution will be the same as the tax basis of Penford common stock held by such shareholder immediately prior to the Distribution and will be allocated (based upon relative market values on the Distribution Date) between such Penford common stock and the Common Stock received by such shareholder in the Distribution.

          (4) Assuming that the Penford common stock is held as a capital asset, the holding period for the Common Stock received in the Distribution by a holder of Penford common stock will include the period during which such Penford common stock was held.

          (5) A holder of Penford common stock who receives cash in lieu of a fractional share of Common Stock will be treated as if such fractional share had been received by the shareholder as part of the Distribution and then redeemed from the shareholder by the Company. Such shareholder will recognize gain or loss equal to the difference between the cash so received and the portion of the tax basis in the Penford common stock that is allocable to such fractional share. Such gain or loss will be capital gain or loss, provided that such fractional share was held by the shareholder as a capital asset at the time of the Distribution.

     The Distribution, although tax-free as of the Distribution Date, like other tax-free distributions, could be rendered taxable as a result of subsequent actions or events. For a description of subsequent actions or events that could render the Distribution taxable, see "Risk Factors -- Risk of Loss of "Tax-Free" Treatment of Distribution." If the Distribution were rendered taxable as a result of subsequent actions or events (i) a corporate-level taxable gain would be recognized by the group of corporations of which Penford is the parent, generally equal to the amount by which the fair market value of the Common Stock distributed in the Distribution exceeded Penford's basis therein, (ii) both Penford, as parent of that group, and Penwest, as a former member of that group, would be severally liable for the corporate-level tax on such gain and (iii) each holder of Penford common stock who receives shares of Common Stock in the Distribution would be treated as having received a taxable dividend in an amount equal to the fair market value of the Common Stock received (assuming that Penford had sufficient current or accumulated "earnings and profits"). Under the Tax

Allocation Agreement, each of Penford and Penwest has agreed to indemnify the other for certain taxes incurred with respect to the Distribution (and related transactions) as a result of certain post-Distribution actions. These indemnification obligations do not extend to shareholders of Penford.

THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO COVER ALL FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO ALL CATEGORIES OF SHAREHOLDERS. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN LAWS.

LISTING AND TRADING OF PENWEST COMMON STOCK

     Prior to the Distribution, there has been no public market for the Common Stock. There can be no assurance regarding the prices at which the Common Stock will trade before or after the Distribution Date.


     The Common Stock will be listed on the Nasdaq National Market under the symbol "PPCO." Based on the number of holders of record of Penford common stock as of July 27, 1998, Penwest is expected to initially have approximately 1,077 shareholders of record on the Distribution Date. The transfer agent and registrar for the Common Stock will be ChaseMellon Shareholder Services.


     The Company expects that a "when-issued" trading market will develop on or about the Record Date. A "when-issued" trading market occurs when trading of shares begins prior to the time stock certificates are actually available or issued.

     Shares of Common Stock distributed to Penford's shareholders will be freely transferable except for shares received by persons who may be deemed to be "affiliates" of Penwest under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Penwest after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with Penwest, and include the directors and executive officers of Penwest. All the shares of Common Stock held by affiliates of Penwest may generally only be resold (i) in compliance with the applicable provisions of Rule 144 under the Securities Act, (ii) under an effective registration statement under the Securities Act, or (iii) pursuant to an exemption from the registration requirements of the Securities Act. Under Rule 144, an affiliate is entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

     After the Distribution, the approximate number of shares of Penwest Common Stock issued and outstanding will be 11.05 million of which approximately 704,152 shares will be held by affiliates and subject to the resale requirements of Rule 144 of the Securities Act. It is anticipated that prior to the Distribution Date, Penwest will file with the Commission Registration Statements on Form S-8 to register under the Securities Act shares of Common Stock which are issuable pursuant to the Company's 1997 Equity Incentive Plan, 1997 Employee Stock Purchase Plan and 1998 Spinoff Option Plan. See "Management -- Employee Benefit Plans."

                                  RISK FACTORS

     Holders of Penford common stock should be aware that the Distribution and ownership of Common Stock involve certain risks, including those described below, which could adversely affect the value of their holdings. Neither Penford nor the Company makes, nor is any other person authorized to make, any representations as to the future market value of the Common Stock.

CERTAIN RISKS AND LITIGATION RELATING TO NIFEDIPINE XL

     In May 1997, one of the Company's collaborators, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a controlled release formulation of nifedipine. Nifedipine XL is the first product using the Company's TIMERx controlled release technology for which an ANDA has been filed in the United States.

     In an ANDA filing, the FDA generally requires data demonstrating that the drug formulation is bioequivalent to the branded drug. In addition, under the Drug Price Competition and Patent Restoration Act of 1984 (the "Waxman-Hatch Act"), when an applicant files an ANDA for a generic version of a brand name product covered by an unexpired patent listed with the FDA, the applicant must certify to the FDA that such patent will not be infringed by the applicant's product or that such patent is invalid or unenforceable. Notice of such certification must be given to the patent owner and the sponsor of the New Drug Application ("NDA") for the brand name product.


     Bayer AG ("Bayer") and ALZA Corporation ("ALZA") own patents listed for Procardia XL, and Pfizer Inc. ("Pfizer") is the sponsor of the NDA and markets the product. In connection with the ANDA filing, Mylan certified in May 1997 to the FDA that Nifedipine XL does not infringe these Bayer or ALZA patents and notified Bayer, ALZA and Pfizer of such certification. Bayer and Pfizer sued Mylan in the United States District Court for the Western District of Pennsylvania, alleging that Nifedipine XL infringes Bayer's patent. The Company has been informed by Mylan that ALZA does not believe that the notice given to it complied with the requirements of the Waxman-Hatch Act, and there can be no assurance that ALZA will not sue Mylan for patent infringement or take any other actions with respect to such notice. Mylan has advised the Company that it intends to contest vigorously the allegations made in the lawsuit. However, there can be no assurance that Mylan will prevail in this litigation or that it will continue to contest the lawsuit. If the litigation results in a determination that Nifedipine XL infringes Bayer's patent, Nifedipine XL could not be marketed in the United States until such patent expired. An unfavorable outcome or protracted litigation for Mylan would materially adversely affect the Company's business, financial condition and results of operations. Delays in the commercialization of Nifedipine XL could also occur because the FDA will not grant final marketing approval of Nifedipine XL until a final judgment on the patent suit is rendered in favor of Mylan by the district court, or in the event of an appeal, by the court of appeals, or until 30 months (or such longer or shorter period as the court may determine) have elapsed from the date of Mylan's certification, whichever is sooner.


     In 1993, Pfizer filed a "citizen's petition" with the FDA, claiming that its Procardia XL formulation constituted a unique delivery system and that a drug with a different release mechanism such as the TIMERx controlled release system cannot be considered the same dosage form and approved in an ANDA as bioequivalent to Procardia XL. In August 1997, the FDA rejected Pfizer's citizen's petition. In July 1997, Pfizer also sued the FDA in the District Court of the District of Columbia, claiming that the FDA's acceptance of Mylan's ANDA filing for Nifedipine XL was contrary to the law, based primarily on the arguments stated in its citizen's petition. Mylan and the Company intervened as defendants in this suit. In April 1998, the District Court of the District of Columbia rejected Pfizer's claim, and in May 1998, Pfizer appealed the District Court's decision. There can be no assurance that the FDA, Mylan and the Company will prevail in this litigation. An outcome in this litigation adverse to Mylan and the Company would result in Mylan being required to file a suitability petition in order to continue the ANDA or to file an NDA with respect to Nifedipine XL, each of which would be expensive and time consuming. An adverse outcome also would result in Nifedipine XL becoming ineligible for an "AB" rating from the FDA. Failure to obtain an AB rating from the FDA would indicate that for certain purposes Nifedipine XL would not be deemed to be therapeutically equivalent to the referenced branded drug, would not be fully substitutable for the referenced branded drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement. Any such failure would have a material adverse effect on the Company's business, financial condition and results of operations. If any of such events occur, Mylan may terminate its efforts with respect to Nifedipine XL, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that Pfizer will not pursue additional regulatory initiatives and lawsuits with respect to Procardia XL and Nifedipine XL.

     Most of the controlled release products that the Company is developing with its collaborators are generic versions of brand name controlled release products that are covered by one or more patents. The Company expects its collaborators will file ANDAs for such product candidates. There can be no assurance that if ANDAs are filed for any of such products, the owners of the patents covering the brand name product or the sponsors of the NDA with respect to the brand name product will not sue or undertake regulatory initiatives to preserve marketing exclusivity. Any significant delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company or its collaborators are successful, could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to filing an ANDA with respect to the 30 mg dosage strength of Nifedipine XL, Mylan is conducting full scale bioequivalence studies of the 60 mg and 90 mg dosage strengths of Nifedipine XL. There can be no assurance, however, that Mylan will file ANDAs with respect to the 60 mg and 90 mg dosage strengths or that these formulations would be otherwise approvable by the FDA. The Company is aware that Biovail Corporation International ("Biovail") has filed an ANDA with respect to a 60 mg dosage strength generic version of Procardia XL. Under the Waxman-Hatch Act, an applicant who files the first ANDA with a certification of patent invalidity or non-infringement with respect to a product may be entitled to receive, if such ANDA is approved by the FDA, a 180-day marketing exclusivity (a 180-day delay in approval of other ANDAs for the same drug) from the FDA. There can be no assurance that the FDA will not approve Biovail's ANDA or another ANDA filed by another applicant with respect to a different dosage strength prior to or during Mylan's 180-day marketing exclusivity period, if obtained, for the 30 mg dosage strength of Nifedipine XL. See "Business -- Government Regulation" and "-- Litigation."

DEPENDENCE ON COLLABORATIVE AGREEMENTS

     The Company intends to develop and commercialize its TIMERx controlled release products in collaboration with pharmaceutical companies. To date, the Company has entered into collaborative agreements with Mylan, Leiras, Kremers, Sanofi, Synthelabo and Endo. The Company is particularly dependent on its collaboration with Mylan, which covers three of the Company's products under development. Under its current collaborative agreements, the Company's collaborators are generally responsible for conducting full scale bioequivalence studies and clinical trials, preparing and submitting all regulatory applications and submissions and manufacturing, marketing and selling the TIMERx controlled release products.

     There can be no assurance that the Company will be able to maintain existing collaborative arrangements or establish new collaborative arrangements on acceptable terms, if at all, or that any collaborative arrangements will be commercially successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake product development and commercialization activities at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities. Moreover, the Company has limited or no experience in conducting full scale bioequivalence studies and clinical trials, preparing and submitting regulatory applications and manufacturing and marketing controlled release products. There can be no assurance that it could be successful in performing these activities and any failure to perform such activities could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company cannot control the amount and timing of resources that its collaborative partners devote to the Company's programs or potential products, which may vary because of factors unrelated to the potential products. If any of the Company's collaborators breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical and/or clinical development and/or commercialization of product candidates will be delayed, and the Company would be required to devote additional resources to product development and commercialization or terminate certain development programs. Also, these relationships generally may be terminated at the discretion of the Company's collaborators, in some cases with only limited notice to the Company. For instance, Mylan may terminate its agreements with the Company at any time upon 90 days prior written notice under specified circumstances. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that disputes will not arise with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements with collaborators could lead to delays in the development or commercialization of product candidates or could result in litigation or arbitration, which could be time consuming and expensive and could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Company's collaborators may develop, either alone or with others, products that compete with the development and marketing of the Company's potential products. Competing products of the Company's collaborators may result in their withdrawal of support with respect to their products under development using the Company's controlled release technology, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Collaborative Arrangements."

UNCERTAINTY OF COMMERCIALIZATION OF TIMERX CONTROLLED RELEASE PRODUCTS

     Products using the Company's TIMERx controlled release technology are in various stages of development. Except for Cystrin CR, which is being marketed in Finland, none of the Company's TIMERx controlled release products have been commercialized, and the period required to achieve commercialization is uncertain and may be lengthy, if commercialization is achieved at all. Although in May 1997, Mylan filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, no regulatory approval to market Nifedipine XL has been received, and there can be no assurance as to when or if regulatory approval will be received. Moreover, other than Cystrin CR and Ditropan CR which received regulatory approval for commercial sale in the Netherlands, Austria and Ireland in June 1998, no product based on TIMERx technology has ever received regulatory approval for commercial sale, and there can be no assurance that the results from bioequivalence studies or clinical trials will justify such regulatory approval. Substantially all the revenues from controlled release products generated to date have been milestone fees received for products under development. There can be no assurance that the Company's controlled release product development efforts will be successfully completed, that required regulatory approvals will be obtained or that approved products will be successfully manufactured or marketed. See "Business -- TIMERx Product Development," "-- Collaborative Arrangements" and "-- Government Regulation."

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company incurred net losses of approximately $3.3 million, $3.9 million and $7.3 million during 1995, 1996 and 1997, respectively, and $832,000 and $2.0 million during the three months ended March 31, 1997 and 1998, respectively. As of March 31, 1998, the Company's accumulated deficit was approximately $21.7 million. The Company expects net losses to continue at least into late 1999. A substantial portion of the Company's revenues have been generated from the sales of the Company's pharmaceutical excipients. The Company's future profitability will depend on several factors, including the successful commercialization by the Company and its collaborators of the controlled release products for which regulatory approval currently is pending or has recently been obtained, the completion of the development of other pharmaceuticals using the Company's TIMERx controlled release technology and, to a lesser extent, an increase in sales of its pharmaceutical excipient products. There can be no assurance that the Company will achieve profitability or that it will be able to sustain any profitability on a quarterly basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTENSE COMPETITION; RISK OF TECHNOLOGICAL CHANGE

     The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of the Company's competitors have longer operating histories and greater financial, marketing, legal and other resources than the Company and certain of its collaborators. The Company expects that it will be subject to competition from numerous other entities that currently operate or intend to operate in the pharmaceutical industry, including companies that engage in the development of controlled release technologies. The Company's TIMERx business faces competition from numerous public and private companies and their controlled release technologies, including ALZA's oral osmotic pump (OROS(R)) technology, multiparticulate systems marketed by Elan Corporation, plc ("Elan") and Biovail, traditional matrix systems marketed by SkyePharma, plc and other controlled release technologies marketed and under development by Andrx Corporation, among others.

     The Company initially is concentrating a significant portion of its development efforts on generic versions of controlled release pharmaceuticals. Typically, selling prices of immediate release drugs have declined and profit margins have narrowed after generic equivalents of such drugs are first introduced and the number of competitive products has increased. Similarly, the success of generic versions of controlled release products based on the Company's TIMERx technology will depend, in large part, on the intensity of competition from currently marketed drugs and technologies that compete with the branded controlled release pharmaceuticals, as well as the timing of product approvals. Competition may also arise from therapeutic products that are functionally equivalent but produced by other methods. In addition, under several of the Company's collaborative arrangements, the payments due to the Company with respect to the controlled release products covered by such collaborative arrangements will be reduced in the event that there are competing generic controlled release versions of such products.

     The generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. Those companies with significant financial resources will be more able to bring and defend any such litigation. See "Business -- Litigation."

     In its excipients business, the Company competes with a number of large manufacturers and other distributors of excipient products, many of which have substantially greater financial, marketing and other resources than the Company. The Company's principal competitor in this market is FMC Corporation, which markets its own line of MCC excipient products.

     The pharmaceutical industry is characterized by rapid and substantial technological change. There can be no assurance that any products incorporating TIMERx technology will not be rendered obsolete or non-competitive by new drugs, treatments or cures for the medical conditions the TIMERx-based products are addressing. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

NEED FOR ADDITIONAL FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company anticipates that its existing capital resources, together with the funds available under the Credit Facility and internally generated funds, will enable it to maintain currently planned operations through at least 1999. However, this expectation is based on the Company's current operating plan, which could change as a result of many factors, and the Company could require additional funding sooner than anticipated. The Company's requirements for additional capital could be substantial and will depend on many factors, including the timing and amount of payments received under existing and possible future collaborative agreements; the structure of any future collaborative or development agreements; the progress of the Company's collaborative and independent development projects; revenues from the Company's excipients business, including from the introduction of ProSolv; the costs to the Company of bioequivalence studies for the Company's products; the prosecution, defense and enforcement of patent claims and other intellectual property rights; and the development of manufacturing, marketing and sales capabilities. Upon the Distribution Date, the Company will have no committed sources of capital other than the Credit Facility. There can be no assurance that the Company will be able to access the Credit Facility at such times as it desires or needs capital. The Credit Facility contains a number of non-financial covenants that are applicable to Penwest. Any breach of these covenants by the Company would constitute a default by the Company under the Credit Facility. In addition, the Credit Facility provides that a breach by Penford of its guarantee of the Company's indebtedness under the Credit Facility (which will continue for a period ending August 31, 2000) or the occurrence of an event of default under any credit agreement with Penford under which the lender is either the sole or a participating lender would constitute a default by the Company under the Credit Facility. Accordingly, the Company will be substantially dependent on Penford in order to access and maintain the Credit Facility. Any default under the Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."


     To the extent capital resources are insufficient to meet future requirements, the Company will have to raise additional funds to continue the development of its technologies. There can be no assurance that such funds will be available on favorable terms, if at all. The Credit Facility restricts the incurrence of additional indebtedness by the Company and provides that the maximum amount available to Penwest under the Credit Facility (initially $15.0 million) will be reduced by the amount of any net proceeds from any financing conducted by the Company and that the Company will repay any outstanding amounts under the Credit Facility in excess of the new maximum amount. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to the Company's shareholders. If adequate funds are not available, the Company may be unable to comply with its obligations under its collaborative agreements, which could result in the termination of such collaborative agreements. In addition, the Company may be required to curtail operations significantly or to obtain funds through entering into collaboration agreements on unfavorable terms. The Company's inability to raise capital would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTIES RELATING TO PATENTS AND PROPRIETARY RIGHTS

     The Company believes that patent and trade secret protection of its drug delivery technologies is important to its business and that its success will depend, in part, on its ability to maintain existing patent protection, obtain additional patents, maintain trade secret protection and operate without infringing on the rights of others. The Company has been issued 23 U.S. patents and 42 foreign patents and three U.S. patent applications have been allowed relating to its controlled release drug delivery and excipient technologies. In addition, the Company has filed 11 U.S. patent applications and corresponding foreign patent applications relating to its controlled release drug delivery technology. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. There can be no assurance that the Company's patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of the Company's patents. Furthermore, there can be no assurance that (i) any of the Company's future processes or products will be patentable; (ii) any pending or additional patents will be issued in any or all appropriate jurisdictions; (iii) the Company's processes or products will not infringe upon the patents of third parties; or (iv) the Company will have the resources to defend against charges of patent infringement or protect its own patent rights against third parties. The inability of the Company to protect its patent rights or infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company's business, financial condition and results of operations.


     Substantial patent litigation exists in the pharmaceutical industry. Patent litigation generally involves complex legal and factual questions, and the outcome frequently is difficult to predict. An unfavorable outcome in any patent litigation affecting the Company could cause the Company to pay substantial damages, alter its products or processes, obtain licenses and/or cease certain activities. Even if the outcome is favorable to the Company, the Company could incur substantial litigation costs. Although the legal costs of defending litigation relating to a patent infringement claim (unless such claim relates to TIMERx in which case such costs are the responsibility of the Company) are generally the contractual responsibility of the Company's collaborators, the Company could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation.

     In 1994, the Boots Company PLC ("Boots") filed in the European Patent Office (the "EPO") an opposition to a patent granted by the EPO to the Company relating to its TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals. There can be no assurance that the Company will prevail in this matter. An unfavorable outcome could materially adversely affect the Company's business, financial condition and results of operations.

     The Company's collaborator Mylan is involved in patent litigation with respect to Nifedipine XL. For a discussion of such patent litigation, see "Business -- Litigation."

     The Company also relies on trade secrets and proprietary knowledge, which it generally seeks to protect by confidentiality and non- disclosure agreements with employees, consultants, licensees and pharmaceutical companies. There can be no assurance, however, that these agreements have or in all cases will be obtained, that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known by others, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     The development, clinical testing, manufacture, marketing and sale of pharmaceutical products are subject to extensive federal, state and local regulation in the United States. The Company cannot predict the extent to which it may be affected by legislative and regulatory actions and developments concerning various aspects of its operations, its products and the health care field generally. All new prescription drugs must be approved by the FDA before they can be introduced into the market in the United States. These approvals are based on manufacturing, chemistry and control data, as well as safety and efficacy studies and/or bioequivalence studies. The generation of the required data is regulated by the FDA and can be time-consuming and expensive without assurance that the results will be adequate to justify approval.

     After submission of a marketing application, in the form of an NDA or an ANDA, there can be substantial delays in obtaining FDA approval, including the need to generate and submit additional data. Data submitted to the FDA is often susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Also, delays or rejections may be encountered during any stage of the regulatory approval process based upon the failure of clinical data to demonstrate compliance with, or upon the failure of the product to meet, the FDA's requirements for safety, efficacy and quality; and those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations. While the U.S. Food, Drug and Cosmetic Act provides for a 180-day review period, the FDA commonly takes one to two years to grant final approval to a marketing application (NDA or ANDA). Further, the terms of approval of any marketing application, including the labeling content, may be more restrictive than the Company desires and could affect the marketability of products incorporating the Company's controlled release technology.

     Most of the controlled release products that the Company is developing with its collaborators are generic versions of brand name controlled release products, which require the filing of ANDAs. Certain ANDA procedures for generic versions of controlled release products are the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval process for generic drugs. These requested changes include, among other things, tighter standards for certain bioequivalence studies and disallowance of the use by a generic drug manufacturer in its ANDA of proprietary data submitted by the original manufacturer as part of an original new drug application. The Company is unable to predict at this time whether the FDA will make any changes to its ANDA procedures as a result of such petitions or any future petitions filed by brand name drug manufacturers or the effect that such changes may have on the Company. Any changes in FDA regulations that make ANDA approvals more difficult could have a material adverse effect on the Company's business, financial condition and results of operations.

     The FDA also has the authority to revoke or suspend approvals of previously approved products for cause, to debar companies and individuals from participating in the drug-approval process, to request recalls of allegedly violative products, to seize allegedly violative products, to obtain injunctions to close manufacturing plants allegedly not operating in conformity with current Good Manufacturing Practices ("cGMPs") and to stop shipments of allegedly violative products. Such delays or FDA actions could have a material adverse effect on the Company's business, financial condition and results of operations. The FDA may seek to subject to pre-clearance requirements products currently being marketed without FDA approval, and there can be no assurance that the Company or its third-party manufacturers or collaborators will be able to obtain approval for such products within the time period specified by the FDA.

     In May 1997, one of the Company's collaborators, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL. There can be no assurance that approvals can be obtained, or be obtained in a timely manner, for such ANDA or for any other applications for regulatory approval that may be filed. See "Business -- Government Regulation."

LIMITED MANUFACTURING CAPABILITY; DEPENDENCE ON SOLE SOURCE SUPPLIERS


     The Company does not have commercial-scale facilities to manufacture its TIMERx material in accordance with cGMP requirements prescribed by the FDA. To date, the Company has relied on a large third-party pharmaceutical company, Boehringer Ingelheim Pharmaceuticals, Inc. ("Boehringer Ingelheim"), for the bulk manufacture of its TIMERx material for delivery to its collaborators under an agreement that expired in June 1998. The Company believes that there are a limited number of manufacturers that operate under cGMP regulations capable of manufacturing the Company's products. Boehringer Ingelheim has advised the Company that it will continue to manufacture TIMERx material for the Company on the terms set forth in the current agreement until such time as the Company contracts with another manufacturer, but Boehringer Ingelheim is not obligated to continue to manufacture TIMERx material, and there can be no assurance as to how long Boehringer Ingelheim will continue to manufacture TIMERx material. The Company has identified another third-party manufacturer to manufacture TIMERx material and is currently validating such manufacturer's facility and negotiating the terms under which such manufacturer will manufacture TIMERx material for the Company. However, there can be no assurance that the Company will enter into a manufacturing agreement with such manufacturer or as to the terms of such manufacturing agreement. In the event that the Company is unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, it may not be able to commercialize its products as planned. There can be no assurance that third parties upon which the Company relies for supply of its TIMERx materials will perform, and any failures by third parties may delay development or the submission of products for regulatory approval, impair the Company's collaborators' ability to commercialize products as planned and deliver products on a timely basis, or otherwise impair the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations.


     The manufacture of any products by the Company (both TIMERx material and excipients) is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of the Company's products and the Company's business, financial condition and results of operations.

     The Company's TIMERx drug delivery system is a hydrophilic matrix combining primarily two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The Company purchases these gums from a sole source supplier. Most of the Company's excipients are manufactured from wood pulp. Although the Company has qualified alternate suppliers with respect to these materials, there can be no assurance that interruptions in supplies will not occur in the future or that the Company will not have to obtain substitute suppliers. Any of these events could have a material adverse effect on the Company's ability to manufacture bulk TIMERx for delivery to its collaborators or to manufacture its excipients, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

RELATIONSHIP WITH PENFORD; CONFLICTS OF INTEREST

     Conflicts of interest may arise between the Company and Penford in a number of areas relating to their past and ongoing relationships, including the manufacture of certain excipients, tax and employee benefit matters, indemnity arrangements and the guaranty by Penford of the Company's indebtedness under the Credit Facility. Although Penford has advised the Company that it does not currently intend to engage in the business of developing, marketing and commercializing drug delivery products except through contractual relationships with the Company, other than the agreement by Penford not to distribute certain products to the pharmaceutical and nutritional industries (excluding food products), there are no contractual or other restrictions on Penford's ability to engage in such activities. Accordingly, circumstances could arise in which Penford would compete with the Company.

     In anticipation of this Distribution, the Company and Penford have entered into a number of agreements, which will become effective on or before the Distribution Date, for the purpose of defining certain relationships between them. As a result of Penford's ownership interest in the Company, the terms of such agreements were not the result of arm's-length negotiations. Notwithstanding the Tax Allocation Agreement entered into between the Company and Penford, under federal income tax law, each member of a consolidated group for federal income tax purposes is also jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Similar rules may apply under state income tax laws. If Penford or members of its consolidated tax group (other than the Company and its subsidiaries) do not comply with the provisions of the Tax Allocation Agreement and the Company is required to make payments in respect of the tax liabilities allocated to Penford thereunder, such payments could adversely affect the business, financial condition and results of operations of the Company.


     The Credit Facility contains a number of non-financial covenants that are applicable to Penwest, including without limitation, restrictions on the incurrence of additional debt and on the payment of dividends. Any breach of these covenants by the Company would constitute a default by the Company under the Credit Facility. In addition, the Credit Facility provides that a breach by Penford of its guarantee of the Company's indebtedness under the Credit Facility (which will continue for a period ending August 31, 2000) or the occurrence of an event of default under any credit agreement with Penford under which the lender is either the sole or a participating lender, including without limitation, an event of default arising from the failure of Penford to satisfy certain financial covenants requiring, among other things, the maintenance of a minimum net worth and of certain financial ratios, would constitute a default by the Company under the Credit Facility. Accordingly, the Company will be substantially dependent on Penford in order to access and maintain the Credit Facility. Any default by the Company under the Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operations.


     Three of the seven current directors of the Company are also directors of Penford. Tod R. Hamachek, the Company's Chairman and Chief Executive Officer, has informed the Company that he intends to resign from the Penford Board upon completion of the Distribution, and Paul E. Freiman has informed the Company that he intends to resign from the Penford Board at its next annual meeting of shareholders. N. Stewart Rogers, the Chairman of Penford, will remain on the Penwest Board pursuant to Penford's rights under the Separation and Distribution Agreement. Any directors of the Company who are also directors of Penford may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Penford such as acquisitions, financings and other corporate opportunities that may be suitable for the Company and Penford. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to either of such directors in his capacity as a director of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. Mr. Hamachek may also have a conflict of interest as a result of a loan extended to him by Penford. See "Management -- Executive Compensation." In addition, determinations may be made by the Company's Board of Directors, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company. See "Arrangements Between the Company and Penford."

NO ASSURANCE OF ADEQUATE THIRD-PARTY REIMBURSEMENT

     The commercialization of the controlled release product candidates under development by the Company and its collaborators depends in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other third party payors, such as health maintenance organizations and managed care organizations. The generic versions of controlled release products being developed by the Company and its collaborators may be assigned an AB rating if the FDA considers the product to be therapeutically equivalent to the branded controlled release drug. Failure to obtain an AB rating from the FDA would indicate that for certain purposes the drug would not be deemed to be therapeutically equivalent, would not be fully substitutable for the branded controlled release drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement.

     Third party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals. Cost control initiatives could decrease the price that the Company or any of its collaborators receive for their drugs and have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's collaborators, the Company's ability to commercialize its products and to realize royalties may be adversely affected. Moreover, health care reform has been, and may continue to be, an area of national and state focus, which could result in the adoption of measures that adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. There can be no assurance that changes in health care reimbursement laws or policies will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Pricing and Third-Party Reimbursement."

RISK OF PRODUCT LIABILITY CLAIMS; NO ASSURANCE OF ADEQUATE INSURANCE


     Testing, manufacturing, marketing and selling pharmaceutical products entail a risk of product liability. The Company faces the risk of product liability claims in the event that the use of its products is alleged to have resulted in harm to a patient or subject. Such risks exist even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. The Company is currently covered by primary product liability insurance maintained by Penford in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $5.0 million which can also be used for product liability insurance. The Company is currently seeking to obtain comparable coverage immediately following the Distribution. However, there can be no assurance that the Company will be able to obtain comparable coverage following the Distribution at a similar cost to the Company. Furthermore, this coverage may not be adequate as the Company develops additional products. As the Company receives regulatory approvals for products under development, there can be no assurance that additional liability insurance coverage for any such products will be available in the future on acceptable terms, if at all. The Company's business, financial condition and results of operations could be materially adversely affected by the assertion of a product liability claim. See "Business -- Product Liability Insurance."



HAZARDOUS MATERIALS



     The Company's research and development and manufacturing activities involve the controlled use of chemicals and solvents. Although the Company believes that its safety procedures for handling, storing and disposing of such materials and the safety procedures of the third parties who ship such materials for the Company comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for significant damages and any such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Distribution, there has been no public market for the Penwest Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. There can be no assurance regarding the prices at which the Common Stock will trade before or after the Distribution Date.

     As a result of the Distribution, all the shares of Common Stock outstanding will be distributed to the shareholders of Penford. Substantially all such shares will be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market following the Distribution. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Common Stock.

     The market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in the Company's operating results, future sales of Common Stock, announcements of technological innovations or new therapeutic products by the Company or its competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, changes in reimbursement policies, comments made by securities analysts and general market conditions can have an adverse effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market price.

ABSENCE OF DIVIDENDS

     The Company has not paid any dividends on its Common Stock since inception and does not anticipate paying any cash dividends in the foreseeable future. The Company is prohibited from paying dividends on the Common Stock under the Credit Facility. See "Dividend Policy."

ANTI-TAKEOVER EFFECTS OF WASHINGTON LAW, CERTAIN CHARTER PROVISIONS AND RIGHTS AGREEMENT

     The Company's Amended and Restated Articles of Incorporation, as amended, the Company's Amended and Restated Bylaws, certain provisions of the Washington Business Corporation Act and the Rights Agreement contain several provisions that could make more difficult a change of control of Penwest in a transaction not approved by the Board. The Board has the authority to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock other than in connection with the Rights Agreement, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Chapter 23B.19 of the Washington Business Corporation Act, which prohibit the Company from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The application of Chapter 23B.19 could have the effect of delaying or preventing a change of control of the Company. The Company's Amended and Restated Articles of Incorporation provide for staggered terms for the members of the Board. The staggered Board and certain other provisions of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Washington Law and Certain Charter and Bylaw Provisions."

RISK OF LOSS OF "TAX-FREE" TREATMENT OF DISTRIBUTION

     Penwest has received a private letter ruling from the IRS to the effect that, among other things, the Distribution qualifies as tax-free under Sections 355 and 368 of the Code and that the receipt of shares of Common Stock in the Distribution will not result in the recognition of income, gain or loss to Penford's shareholders for federal income tax purposes. See "The
Distribution -- Certain Federal Income Tax Consequences of the Distribution." The continuing validity of any such ruling is subject to certain factual representations and assumptions. Neither Penford nor Penwest is aware of any facts or circumstances which should cause such representations and assumptions to be untrue. Although the Tax Allocation Agreement provides that neither Penford nor Penwest is to take any action inconsistent with, nor fail to take any action required by, the private letter ruling unless required to do so by law or the other party has given its prior written consent or, in certain circumstances, a supplemental ruling permitting such action is obtained, any of the following acts potentially could render the Distribution taxable: (i) the transfer by Penford or Penwest of a material portion of its assets (other than a transfer of assets in the ordinary course of business); (ii) the merger of Penford or Penwest with or into another corporation in a transaction that does not qualify as a tax-free reorganization under Section 368 of the Code; (iii) the discontinuance by Penford or Penwest or a material portion of its historical business activities; (iv) the conversion (or redemption or exchange) of the Common Stock distributed in the Distribution into or for any other stock, security, property, or cash; (v) the issuance of additional shares of stock by Penwest pursuant to negotiations, agreements, plans, or arrangements entered into before the Distribution; (vi) transfers of stock of Penford and/or Penwest by shareholders of sufficient quantity to cause the historic shareholders of Penford not to be considered to have maintained sufficient "continuity of proprietary interest" in one or both of the companies; and (vii) the acquisition of a 50% or greater interest in Penford and/or Penwest pursuant to a plan (or deemed to be pursuant to a plan) in existence on the Distribution Date. If the Distribution were rendered taxable as a result of such an act, then (x) the corporate-level taxable gain would be recognized by the consolidated group of which Penford is the parent (see "The Distribution -- Federal Income Tax Consequences of the Distribution"), (y) each of Penford and Penwest, as a former member of that group, would be severally liable for the corporate-level tax on such gain when such gain becomes taxable under the consolidated return regulations, and (z) except in the case of an acquisition described in clause
(vii) of the preceding sentence, each holder of common stock who received shares of Common Stock in the Distribution would be treated as having received a taxable dividend in an amount equal to the fair market value of the Common Stock received (assuming that Penford had sufficient current or accumulated "earnings and profits"). Penford and Penwest have agreed to indemnify each other with respect to any tax liability resulting from their respective failures to comply with such provisions. These indemnification obligations do not extend to shareholders of Penford. See "Arrangements Between the Company and
Penford -- Tax Allocation Agreement."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings, if any, for use in the operation of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company is prohibited from paying dividends on its Common Stock under the Credit Facility.

                            SELECTED FINANCIAL DATA

     The statement of operations data for the years ended December 31, 1994, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the year ended December 31, 1993 and the three month periods ended March 31, 1997 and 1998 and the balance sheet data as of December 31, 1993 and 1994 and March 31, 1998 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, related Notes thereto, and other financial information included elsewhere in this Information Statement.


                                                                                          THREE MONTHS
                                                  YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                      -----------------------------------------------   -----------------
                                       1993      1994      1995      1996      1997      1997      1998
                                      -------   -------   -------   -------   -------   -------   -------
                                                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues............................  $21,355   $23,146   $25,089   $26,089   $26,941   $ 6,970   $ 7,786
Cost of product sales...............   13,708    15,910    17,267   $18,690   $19,929     4,891     5,836
                                      -------   -------   -------   -------   -------   -------   -------
Gross profit........................    7,647     7,236     7,822     7,399     7,012     2,079     1,950
Selling, general and
  administrative....................    6,383     7,021     7,676     6,776     8,708     2,044     2,357
IPO transaction costs...............       --        --        --        --     1,367        --        --
Research and product development....    1,255     2,322     2,719     3,723     4,109       851     1,285
Net income (loss)...................  $     8   $(2,629)  $(3,252)  $(3,864)  $(7,316)  $  (832)  $(2,030)
                                      =======   =======   =======   =======   =======   =======   =======
Basic and diluted net income (loss)
  per share.........................  $  0.00   $ (0.24)  $ (0.29)  $ (0.35)  $ (0.66)  $ (0.08)  $ (0.18)
                                      =======   =======   =======   =======   =======   =======   =======
Weighted average shares of Common
  Stock outstanding.................   11,055    11,055    11,055    11,055    11,055    11,055    11,055
                                      =======   =======   =======   =======   =======   =======   =======


                                                 DECEMBER 31,                           MARCH 31, 1998
                             ----------------------------------------------------   ----------------------
                                                                                                   AS
                               1993       1994       1995       1996       1997      ACTUAL    ADJUSTED(1)
                             --------   --------   --------   --------   --------   --------   -----------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
  equivalents..............  $    347   $    668   $    290   $    695   $    938   $    723    $    723
Working capital............   (12,321)   (14,592)   (19,461)   (23,362)   (33,433)   (35,545)      9,072
Total assets...............    25,430     27,000     31,671     35,083     37,436     37,695      37,695
Accumulated deficit........    (2,588)    (5,217)    (8,469)   (12,333)   (19,649)   (21,679)    (21,679)
Total shareholder's equity
  (deficit)................     5,011      2,641       (477)    (4,412)   (12,297)   (14,403)     30,214

---------------
(1) As adjusted to reflect the Penford Capital Contribution. See Note 6 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Information Statement.

OVERVIEW

     Since 1991, the Company has been engaged in the research, development and commercialization of novel drug delivery technologies, including the development of its TIMERx controlled release drug delivery technology. The Company also develops, manufactures, distributes and markets excipients to the pharmaceutical and nutritional industries. The Company was incorporated under the name Edward Mendell Co., Inc. in the State of Washington in 1991 following Penford's acquisition of substantially all the assets of its predecessor company.

     The Company's principal development focus to date has been the development of controlled release drugs based on the TIMERx technology. The Company's collaborator, Leiras, received marketing approval in Finland for Cystrin CR, a TIMERx formulation for the treatment of urge urinary incontinence, in October 1997 and began marketing the product in Finland in January 1998. In May 1997, the Company's collaborator, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, the first generic version of Procardia XL. Subsequent to the filing of Mylan's ANDA, Bayer and Pfizer sued Mylan alleging patent infringement and Pfizer sued the FDA claiming that the FDA's acceptance of Mylan's ANDA filing was contrary to law. Pfizer's claim against the FDA was rejected by a district court in April 1998 and in May 1998 Pfizer appealed the district court's decision. There can be no assurance that Mylan or the FDA will prevail in these matters or that they will continue to contest these matters. An unfavorable outcome or protracted litigation with respect to either of these matters would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is a party to collaborative agreements with Mylan, Leiras, Kremers, Sanofi, Synthelabo and Endo with respect to the development and commercialization of TIMERx controlled release products. Under these collaborative agreements, the Company's collaborators are generally responsible for conducting full scale bioequivalence studies and clinical trials, preparing and submitting all regulatory applications and submissions and manufacturing, marketing and selling the TIMERx controlled release products. There can be no assurance that the Company's collaborations will be commercially successful. The Company cannot control the amount and timing of resources which its collaborators devote to the Company's programs or potential products. If any of the Company's collaborators breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the development and commercialization of product candidates would either be terminated or delayed, or the Company would be required to undertake product development and commercialization activities on its own and at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities.

     Under most of these collaborative agreements, the Company has received upfront fees and milestone payments. In connection with the receipt of certain upfront fees, the Company was required to perform pilot bioequivalence studies and only recognized such fees upon delivery of the results of such studies to the collaborators. In addition, under most of these collaborative agreements, the Company is entitled to receive additional milestone payments, royalties on the sale of the products covered by such collaborative agreements and payments for the purchase of formulated TIMERx material. Because the timing and the amount of each of these payments are dependent on the continued development and commercialization of the products covered by such agreements, as to which the Company has limited control, there can be no assurance as to the timing of receipt of some or all of these payments or as to the amount of payments to be received by the Company.

     Except for Cystrin CR, which received marketing approval in Finland in October 1997, and Ditropan CR, which received marketing approval in the Netherlands, Austria and Ireland in June 1998, no product based on TIMERx technology has ever received regulatory approval for commercial sale. Substantially all the TIMERx revenues generated to date have been milestone fees received for products under development. There can be no assurance that the Company's controlled release product development efforts will be successfully completed, that required regulatory approvals will be obtained or that approved products will be successfully manufactured or marketed.

     The Company has incurred net losses since 1994. As of March 31, 1998, the Company's accumulated deficit was approximately $21.7 million. The Company expects net losses to continue at least into late 1999. A substantial portion of the Company's revenues to date have been generated from the sales of the Company's pharmaceutical excipients. The Company's future profitability will depend on several factors, including the successful commercialization of TIMERx controlled release products, and, to a lesser extent, an increase in sales of its pharmaceutical excipients products. There can be no assurance that the Company will achieve profitability or that it will be able to sustain any profitability on a quarterly basis, if at all.

     The Company's results of operations may fluctuate from quarter to quarter depending on the volume and timing of orders of the Company's pharmaceutical excipients and on variations in payments under the Company's collaborative agreements including payments upon the achievement of specified milestones. The Company's quarterly operating results may also fluctuate depending on other factors, including variations in gross margins of the Company's products, the mix of products sold, competition, regulatory actions, litigation and currency exchange rate fluctuations.

     The Company's business is conducted internationally and may be affected by fluctuations in currency exchange rates, as well as by governmental controls and other risks associated with international sales (such as export licenses, collectibility of accounts receivable, trade restrictions and changes in tariffs). The Company's international subsidiaries transact a substantial portion of their sales and purchases in European currencies other than their functional currency, which can result in the Company having gains or losses from currency exchange rate fluctuations. The Company does not use derivatives to hedge the impact of fluctuations in foreign currencies.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1998 and 1997

     Total revenues increased by 11.7% for the three months ended March 31, 1998 to $7.8 million from $7.0 million for the three months ended March 31, 1997. Product sales increased to $7.8 million for the three months ended March 31, 1998 from $6.6 million for the three months ended March 31, 1997 representing an increase of 16.8%. The increase in product sales was primarily due to increased sales in North America of EMCOCEL, one of the Company's principal excipient products. Royalties and licensing fees relating to the TIMERx drug delivery system decreased to $25,000 for the three months ended March 31, 1998 from $325,000 for the three months ended March 31, 1997 due to the timing of when development milestones were earned.

     Gross profit decreased to $2.0 million or 25.0% of total revenues for the three months ended March 31, 1998 from $2.1 million or 29.8% of total revenues for the three months ended March 31, 1997. The decrease in gross profit percentage was primarily due to the decrease in licensing fees for the period and, to a lesser extent, a change in product mix.

     Selling, general and administrative expenses increased by 15.3% for the three months ended March 31, 1998 to $2.4 million from $2.0 million for the three months ended March 31, 1997. This increase was primarily due to relocation expenses associated with the hiring of additional employees required for the Company to operate as a stand-alone entity, depreciation on a new computer system and higher compensation expenses related to the employment of additional employees in 1998.

     Research and development expenses increased by 51.0% for the three months ended March 31, 1998 to $1.3 million from $851,000 for the three months ended March 31, 1997. This increase was due to increased spending under the Company's collaboration with Endo and increased spending related to the development of other TIMERx controlled release products.

     For the three months ended March 31, 1998 and 1997, respectively, the Company did not record a benefit for federal or state taxes because net operating losses were utilized by Penford in the year they were generated, and the Company was not compensated by Penford for these losses. In addition, the Company's provision for income taxes includes foreign taxes and federal and state deferred tax liabilities that exceed deferred tax assets, which will reverse when losses are not expected to be available.

  Years Ended December 31, 1997 and 1996

     Total revenues increased by 3.3% in 1997 to $26.9 million from $26.1 million in 1996. Product sales increased to $26.0 million in 1997 from $25.0 million in 1996, primarily due to an increase in the second half of 1997 in North American sales of EMCOCEL. These increased sales were partially offset by a decrease in average selling price for some excipients in Europe due to competitive pricing pressures. Royalties and licensing fees relating to the TIMERx drug delivery system decreased to $911,000 in 1997 from $1.1 million in 1996 due to the timing of when development milestones were earned.


     Gross profit decreased to $7.0 million or 26.0% of total revenues in 1997 from $7.4 million or 28.4% of total revenues in 1996. This decrease in gross profit was primarily attributable to an increase in sales of EMCOCEL products, which have lower overall gross margins than the Company's other excipients. The Company expects sales of EMCOCEL products to continue to increase. However, the Company also expects margins on these products to improve as manufacturing economies of scale are achieved. The decrease is also attributable to inventory write-offs of excipient products in the fourth quarter of 1997 and the decrease in royalties and licensing fees in 1997. Excipient product write-offs of approximately $100,000 were primarily due to quality reasons. Future write-offs are not expected to materially affect results of operations, liquidity or capital resources.



     Selling, general and administrative expenses increased by 28.5% in 1997 to $8.7 million from $6.8 million in 1996. This increase reflected additional business development expenses of $327,000, employee benefit consulting associated with the Distribution of $311,000, additional incentive compensation expenses of $222,000, an increase in management fees of $210,000 and a property tax refund recorded in 1996 of $150,000. The balance of the increase is primarily attributable to increases in administrative staff in anticipation of planned business growth. Business development expenses are primarily comprised of payroll and related benefits and staff recruiting, relocation, travel, professional and promotional expenses.


     In October 1997, Penford's Board of Directors approved the sale of approximately 20% of the Company's Common Stock in an initial public offering (the "IPO"). The IPO was initially intended to be completed during December 1997. Due to market conditions, the IPO was initially postponed and during May 1998, after further evaluation of the market opportunities, Penford's Board of Directors decided to distribute 100% of the Common Stock to Penford's shareholders and forego the IPO at such time. Based on this decision, the Company wrote-off approximately $1.4 million of transaction costs, principally legal, accounting and printing, associated with the preparation for the IPO during the year ended December 31, 1997.

     Research and development expenses increased by 10.4% in 1997 to $4.1 million from $3.7 million in 1996. This increase was due to increased spending in the development of the TIMERx drug delivery system and its applications as well as increased spending on developing high performance excipients such as ProSolv.

     For 1997 and 1996, the Company did not record a benefit for federal or state taxes because net operating losses were utilized by Penford in the year they were generated, and the Company was not compensated for these losses. In addition, the Company's provision for income taxes includes foreign taxes and federal and state deferred tax liabilities that exceed deferred tax assets, which will reverse when losses are not expected to be available.

  Years Ended December 31, 1996 and 1995

     Total revenues increased by 4.0% in 1996 to $26.1 million from $25.1 million in 1995. Product sales equalled $25.0 million in 1996 and in 1995. Licensing revenues relating to the TIMERx drug delivery system increased to $1.1 million in 1996 from $100,000 in 1995 due to the achievement of additional development milestones during the 1996 period.

     Gross profit decreased to $7.4 million or 28.4% of total revenues in 1996 from $7.8 million or 31.2% of total revenues in 1995. Gross margins in 1996 decreased due to higher unit costs with respect to EMCOCEL, which were partially offset by an increase in licensing revenues. These higher unit costs resulted from the underutilization of a new manufacturing plant opened in late 1993 to produce EMCOCEL.

     Selling, general and administrative expenses decreased by 11.7% in 1996 to $6.8 million from $7.7 million in 1995. This decrease was due to a property tax refund recorded on the Patterson facility and a reduction in professional services.

     Research and development expenses increased by 36.9% in 1996 to $3.7 million from $2.7 million in 1995. This increase was attributable primarily to the hiring of additional research and development personnel in connection with the development of the TIMERx drug delivery system and its applications.

     For 1996 and 1995, the Company did not record a benefit for federal or state taxes because net operating losses were utilized by Penford in the year they were generated, and the Company was not compensated for these losses. In addition, the Company's provision for income taxes includes foreign taxes and federal and state deferred tax liabilities that exceed deferred tax assets, which will reverse when losses are not expected to be available.

LIQUIDITY AND CAPITAL RESOURCES

     Since its incorporation, the Company has received intercompany advances from Penford to fund the Company's operations, capital expenditures and the original acquisition of the Company's predecessor, which equalled $44.6 million as of March 31, 1998. Penford intends to continue to provide advances to the Company until the Distribution Date. Penford has agreed that it will contribute the outstanding intercompany indebtedness to the capital of the Company as of the Distribution Date. In addition, Penford has agreed to guarantee the Company's indebtedness under the Credit Facility. In no other respects will Penford provide financial support to the Company after the Distribution.


     As of March 31, 1998, the Company had cash and cash equivalents of $723,000. Following the Distribution Date, the Company will have no committed sources of capital other than the Credit Facility and no indebtedness to any third or related parties other than under the Credit Facility. The Company does not anticipate any borrowings under the Credit Facility immediately following the Distribution. The Company intends to borrow under the Credit Facility from time to time following the Distribution in order to fund its working capital needs as required. As of March 31, 1998, the Company did not have any material commitments for capital expenditures.



     The Company had negative cash flow from operations in each of the periods presented primarily due to net losses for the period as well as increasing inventory levels. Inventory has increased as the Company began manufacturing TIMERx inventory in 1995 for a variety of uses. These uses include the supply of the drug delivery system for use in connection with products that are complete and awaiting regulatory approval or completion of the commercialization efforts where regulatory approval has been obtained, and the supply of the drug delivery system to pharmaceutical companies for use in their development efforts or in connection with new or existing collaborative arrangements. In all these cases, the Company receives revenue from the supply of the TIMERx inventory. Additionally, the Company has alternative uses of the TIMERx inventory for other drugs which the Company may research and formulate for commercialization. The Company will continue to build inventories until the drugs under development are commercialized. As of December 31, 1997, there was a temporary decrease in accounts receivable due primarily to the timing of customer purchases and improved collection efforts. However, accounts receivable as of March 31, 1998 increased by 24% from December 31, 1997. This increase was due primarily to the timing of customer purchases.

Customers purchase inventory as needed and the timing of such purchases are not typically influenced by the time of the year. Funds expended for the acquisition of fixed assets were primarily related to the expansion of the Company's manufacturing facilities and laboratory space as well as the purchase of equipment used principally for research and development efforts. The payable to Penford increased to fund the operations and capital needs of the Company.


     The Company anticipates that its existing capital resources, together with the funds available under the Credit Facility and internally generated funds, will enable it to maintain currently planned operations through at least 1999. However, this expectation is based on the Company's current operating plan, which could change as a result of many factors, and the Company could require additional funding sooner than anticipated. The Company's requirements for additional capital could be substantial and will depend on many factors, including the timing and amount of payments received under existing and possible future collaborative agreements; the structure of any future collaborative or development agreements; the progress of the Company's collaborative and independent development projects; revenues from the Company's excipients business, including from the introduction of ProSolv; the costs to the Company of bioequivalence studies for the Company's products; the prosecution, defense and enforcement of patent claims and other intellectual property rights; and the development of manufacturing, marketing and sales capabilities. Upon the Distribution Date, the Company will have no committed sources of capital other than the Credit Facility. There can be no assurance that the Company will be able to access the Credit Facility at such times as it desires or needs capital.

     To the extent capital resources are insufficient to meet future requirements, the Company will have to raise additional funds to continue the development of its technologies. There can be no assurance that such funds will be available on favorable terms, if at all. The Credit Facility restricts the incurrence of additional indebtedness by the Company and provides that the maximum amount available to Penwest under the Credit Facility (initially $15.0 million) will be reduced by the amount of any net proceeds from any financing conducted by the Company and that the Company will repay any outstanding amounts under the Credit Facility in excess of the new maximum amount. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to the Company's shareholders. If adequate funds are not available, the Company may be unable to comply with its obligations under its collaborative agreements, which could result in the termination of such collaborative agreements. In addition, the Company may be required to curtail operations significantly or to obtain funds through entering into collaboration agreements on unfavorable terms. The Company's inability to raise capital would have a material adverse effect on the Company's business, financial condition and results of operations.


     Under the Company's strategic alliance agreement with Endo, the Company expects to expend through development approximately $12.0 million, primarily in 1999 and 2000. The Company expects to rely on funds available under the Credit Facility and cash from operations to fund expenditures. However, as noted above, the Company may be required to raise additional funds to continue its development activities, including its activities under the Endo agreement. However, either the Company or Endo may terminate the agreement upon 30 days prior written notice, at which time the Company's funding obligations would cease. See "Business -- Collaborative Arrangements -- Endo Pharmaceuticals Inc."



     The Credit Facility is a revolving loan facility with a maximum principal amount of $15.0 million of unsecured financing. On August 31, 2000, all outstanding amounts under the Credit Facility will become automatically due and payable. Penford has agreed that, for a period ending August 31, 2000, it will guarantee the Company's indebtedness under the Credit Facility. Borrowings under the Credit Facility bear interest at a rate equal to LIBOR, plus 1.25%. The Credit Facility contains a number of non-financial covenants that are applicable to Penwest, including without limitation, restrictions on the incurrence of additional debt and on the payment of dividends. Any breach of these covenants by the Company would constitute a default by the Company under the Credit Facility. In addition, the Credit Facility provides that a breach by Penford of its guarantee of the Company's indebtedness under the Credit Facility or the occurrence of a default under any credit agreement with Penford under which the lender is either the sole or a participating lender, including without limitation, an event of default arising from the failure of Penford to satisfy certain financial conditions requiring, among other things, the maintenance of a minimum net worth and of certain financial ratios, would constitute a default by the Company under the Credit Facility. Accordingly, the Company will be substantially dependent on Penford in order to access and maintain the Credit Facility. Any default under the Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operations.

YEAR 2000


     The Company has undergone a review of its domestic information systems, including consideration of issues associated with the Year 2000. Due to the recent addition of a new integrated computer system (at a cost of approximately $2.9 million) that is Year 2000 compliant, other domestic Year 2000 expenditures have not been and are not expected to be material. Also, the Company has initiated a review of potential Year 2000 matters at its European manufacturing facility and communications with its significant suppliers and customers (which it expects to complete by the end of 1998) to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Although the actual costs of such review and any corrective actions required are not expected to be significant, actual costs cannot be determined until the review is completed. There can be no assurance that the systems of other companies or the Company's European manufacturing facility will be converted on a timely basis and will not have a corresponding adverse effect on the Company's results of operations or cash flows.


COMMON EUROPEAN CURRENCY

     The Treaty on European Economic and Monetary Union (the "Maastricht Treaty") provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the European Union that adopt the Euro. In May 1998, the European Council determined (i) the 11 member states that met the requirement for the Monetary Union, and (ii) the currency exchange rates among the currencies for the member states joining the Monetary Union. The transitory period for the Monetary Union starts on January 1, 1999. According to Council Resolution of July 7, 1997, the introduction of the Euro will be made in three steps: (i) a transitory period from January 1, 1999 to December 31, 2001, in which current accounts may be opened and financial statements may be drawn in Euros, and local currencies and Euros will coexist;
(ii) from January 1, 2002 to June 30, 2002, in which local currencies will be exchanged for Euros; and (iii) from July 1, 2002 in which local currencies will disappear. Although there can be no assurance that a single European currency will be adopted or, if adopted, on what time schedule and with what success, substantial transitional costs could result as the Company redesigns its software systems to reflect the adoption of the new currency. In addition, there can be no assurance as to the effect of the adoption of the Euro on the Company's payment obligations under commercial agreements in such currencies.

                                    BUSINESS

     The Company is engaged in the research, development and commercialization of novel drug delivery technologies. Based on its extensive experience in developing and manufacturing tabletting ingredients for the pharmaceutical industry, the Company has developed its proprietary TIMERx controlled release drug delivery technology, which is applicable to a broad range of orally administered drugs. The Company is applying its TIMERx technology to the development of oral formulations of branded controlled release versions of immediate release drugs and generic versions of controlled release drugs. Each of the formulations developed to date has been developed under a collaborative arrangement with a pharmaceutical company. The Company's collaborator, Leiras, received marketing approval in Finland for Cystrin CR (oxybutynin) for the treatment of urge urinary incontinence in October 1997 and began marketing the product in Finland in January 1998. In May 1997, the Company's collaborator, Mylan, filed an ANDA with the FDA for the first generic version of the 30 mg dosage strength of Procardia XL (nifedipine), a leading cardiovascular drug for angina and hypertension. The Company is also an established manufacturer and distributor of excipients to the pharmaceutical and nutritional industries.

DRUG DELIVERY OVERVIEW

     Drug delivery technology is a critical component in the formulation of pharmaceutical products. The formulation of a pharmaceutical product involves selecting, combining and processing active and inactive ingredients. Drug delivery technology is used to create or design a system that delivers a drug to the body in a safe and efficacious manner. These drug delivery systems control the dissolution, absorption and stability of the finished dosage form and thereby enhance its safety and therapeutic effectiveness. Although there are several routes of drug administration used in pharmaceutical products, oral delivery (principally tablets and capsules) is the preferred delivery route due to ease of manufacture and administration, as well as enhanced patient compliance.

  Oral Immediate Release Formulations

     Oral drugs have traditionally been delivered through "immediate release" formulations, which release all the active drug substance into the bloodstream shortly after the patient takes the medication. Immediate release formulations are beneficial for certain conditions where rapid concentration of the active ingredient in the bloodstream is required, such as in acute pain relief. However, immediate release formulations of certain drugs can cause side effects due to toxicity associated with excessively high concentrations of the active substance in the bloodstream. In addition, certain immediate release pharmaceuticals have relatively short half-lives (the time required for half of the drug to be eliminated from the body), requiring frequent dosing and rigorous patient compliance in order to achieve successful outcomes.

  Oral Controlled Release Formulations

     Oral controlled release formulations are designed to alleviate the problems associated with certain immediate release formulations by extending the period over which the active ingredient is released into the bloodstream. This permits the drug to be administered less frequently, enhancing patient compliance. Controlled release drug delivery systems are typically designed to modulate peak drug levels in order to reduce side effects such as toxicity associated with immediate release pharmaceuticals.

     In certain cases, a controlled release drug can reduce the total amount of drug required because it is delivered over an extended period or at the therapeutically beneficial time or site. The reduction in the total amount of the active drug substance administered can result in diminished acute toxicity or toxicity associated with chronic dosing and decrease or eliminate systemic side effects. Controlled release systems can also improve drug bioavailability (the relative amount of the active drug substance in the bloodstream). For example, in drugs that have a narrow window for absorption, these systems can enhance bioavailability by localizing the release of the active drug substance in certain regions of the gastrointestinal tract. In addition, controlled release systems can be designed to coordinate the release of the active drug substance to coincide with the body's natural (circadian) rhythms when they are associated with certain disease states, such as diabetes and myocardial infarction.

     The following chart compares the concentration of the active drug substance in the bloodstream for a hypothetical drug over a period of time delivered with an immediate release delivery system and a controlled release delivery system.

     [Chart comparing the concentration of the active drug substance in the bloodstream (x axis) over a period of 30 hours (y axis) delivered with an immediate release delivery system and a controlled release delivery system]

     The controlled release system represented in the chart modulates the release of the active drug substance which prevents the concentration of the active drug substance at toxic levels and extends the period during which an effective dose is provided to the body.

     The usefulness of a number of types of drugs can be improved by a controlled release delivery system. Drugs with short half-lives often require frequent administration and are therefore candidates for controlled release formulation. In addition, controlled release systems can be used for drugs with a long half-life but with a narrow therapeutic index (the median toxic dose divided by the median therapeutic dose).

     The utilization of controlled release technologies also offers potential benefits to the developers of pharmaceutical products. For instance, a drug developer can continue to benefit from an established immediate release product that is losing patent protection, by creating a controlled release version of the immediate release product and then seeking patent protection for the reformulated product based on the delivery system. By reformulating a product, a drug developer can, in effect, develop a new product without many of the risks and costs typically associated with the discovery and development of new drugs such as new chemical entities ("NCEs"). While the development of a new drug based on an NCE generally takes approximately 15 years from discovery to regulatory approval and costs approximately $300 to $600 million, the development and regulatory approval of a controlled release version of an immediate release product generally takes between approximately five to seven years and costs less than $50 million. Furthermore, under the Waxman-Hatch Act, a drug developer can under certain circumstances obtain a three-year or five-year period of marketing exclusivity for a controlled released product approved under an NDA by the FDA.


     Despite these benefits, the development of a controlled release formulation of a drug is inherently more difficult than the development of an immediate release formulation of a drug. In developing an immediate release formulation, a developer need only develop a stable tablet which provides for the immediate release and the absorption of the active drug ingredient. In developing a controlled release formulation, a developer must also develop a system to control the rate and the extent of the absorption of the active drug ingredient over an extended period of time.


  Oral Controlled Release Delivery Systems

     To date, drug developers have principally applied controlled release technologies to oral and transdermal (across the skin) routes of administration. The transdermal route of administration has not been widely commercialized because most drugs cannot be absorbed through the skin in a sufficient therapeutic dose. Due to the limited applicability of this technology and because oral delivery is the most prevalent and preferred route for delivery of drugs to patients, most of the recent advances in controlled release drug delivery technologies have focused on oral delivery. Three principal types of oral controlled release systems are currently utilized.

     Oral Osmotic Pump (OROS). The OROS drug delivery system was developed by ALZA in the early 1980s. It consists of the active drug substance housed in a reservoir, surrounded by a semi-permeable membrane and formulated into a tablet. A drug portal for release of the active drug substance is created by a laser-drilled hole in the tablet. Water from the gastrointestinal tract permeates the semi-permeable membrane at a controlled rate, and the osmotic pressure of this water forces the release of the active drug substance through the drug portal.

     The Company believes that each new drug which utilizes the OROS system requires extensive and time consuming development. In addition, specialized manufacturing equipment may be required to produce OROS-based products. Because of the complexities inherent in the manufacturing process, the Company believes that products formulated with the OROS system are more likely to suffer from batch variability and validation difficulties, and the scale-up from the laboratory to production can be difficult and expensive. Despite these disadvantages, the OROS system has been used in several commercially successful pharmaceutical products, including Procardia XL.

     Multiparticulate Systems. Multiparticulate systems have been used in commercially successful drugs since the 1960s. These systems consist of small particles containing active drug substance and excipients that are coated with a polymer to control the rate of release of the active drug substance. These small particles are either compressed into tablets or packed into a capsule. The active drug substance is released over time by diffusion from the particles.

     The Company believes that scale-up from the laboratory to commercial-scale production of formulations using a multiparticulate system can be lengthy, costly and difficult. Multiparticulate systems require investment in specialized equipment and the development of specialized solvents and solvent recovery systems for the coatings of each small particle. The Company believes that the major difficulty encountered in the production of multiparticulate systems is that the size and thickness of the coating of each particle often differ, which results in undesired variability in the release of the drug. Consequently, the Company believes the manufacturers of drugs using multiparticulate systems often have difficulties with reproducibility and content uniformity and experience high batch failure rates. Multiparticulate systems have also demonstrated limited applicability with insoluble active drug substances.

     Traditional Matrix Systems. Traditional matrix systems consist of an active drug substance, rate-controlling polymers and gel-forming excipients mixed together and compressed in a manner similar to conventional immediate release tablets. The matrix forms a gel after ingestion, and the active drug substance is released over time by diffusion through the matrix.

     Products using traditional matrix systems generally have low manufacturing costs as they are manufactured in the same manner as conventional tablets. However, the rate-controlling polymers used in such systems are not compatible with the physical and chemical properties of a wide range of drugs. The inconsistency of these polymers, as well as their limited drug carrying capacity, often limits their duration to 12 hours or less, such that more frequent dosing is often required to obtain efficacy. The usefulness of the traditional matrix systems is also limited because these systems are difficult to use with insoluble active drug substances.

     Notwithstanding the shortcomings of existing controlled release technologies, approximately 60 oral controlled release prescription drugs are marketed currently. Sales of these products in the United States in 1997 were approximately $7.0 billion.

TIMERX CONTROLLED RELEASE TECHNOLOGY

     The Company has developed the TIMERx delivery system, a novel drug delivery technology, to address the limitations of currently available oral controlled release delivery systems. The TIMERx system has evolved from the Company's extensive experience in developing, manufacturing and marketing tabletting ingredients for use in the pharmaceutical industry. The Company believes that the TIMERx system is a major advancement in oral drug delivery that represents the first easily-manufactured oral controlled release drug delivery system that is applicable to a wide variety of drug classes, including soluble drugs, insoluble drugs and drugs with a narrow therapeutic index. The Company intends to utilize the TIMERx system to formulate generic versions of controlled release drugs, controlled release formulations of currently-marketed immediate release drugs and NCEs.

     The TIMERx drug delivery system is a hydrophilic matrix combining primarily two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The physical interaction between these components works to form a strong, binding gel in the presence of water. Drug release is controlled by the rate of water penetration from the gastrointestinal tract into the TIMERx gum matrix, which expands to form a gel and subsequently releases the active drug substance. The TIMERx system can precisely control the release of the active drug substance in a tablet by varying the proportion of the gums, the tablet coating and the tablet manufacturing process. Drugs using TIMERx technology are formulated by combining the active drug substance, the TIMERx drug delivery system and additional excipients and compressing such materials into a tablet.

     The Company believes that the TIMERx controlled release system has several advantages over other oral controlled release systems.

     - Broad Applicability as a Drug Delivery System. The TIMERx system is adaptable to a wide range of drugs with different physical and chemical properties. For instance, the TIMERx system can be used to deliver both low dose (less than 5 mg) and high dose (greater than 500 mg) drugs as well as water soluble and insoluble drugs. Because of the high affinity of xanthan and locust bean gums, the TIMERx system permits a formulation with a high drug to gum ratio, which permits tablets to include a higher dosage of the active drug substance.

     - Flexible Pharmacokinetic Profile. The Company formulates the TIMERx material to optimize the desired kinetic profile of the active drug substance. In this manner, the TIMERx system can be designed to enhance the therapeutic effect of the active drug substance. Depending on the desired release profile, the Company can formulate the drug to be released in the body (i) at a constant amount or linear rate over time,
       (ii) at a decreasing amount over time where the rate is dependent on drug concentration, or (iii) at a varied release rate.

     - Ease of Manufacture. Drugs formulated using the TIMERx system are designed for production on standard pharmaceutical processing equipment. The TIMERx technology is easily and reproducibly scaled-up in a commercial manufacturing environment often utilizing the cost-effective direct compression tabletting process.

     - Cost-Effective System. The TIMERx system is a cost-effective drug delivery system. It involves fewer and less complex ingredients than other systems and does not require the manufacturer to purchase specialized equipment. The Company believes that drug formulations using the TIMERx system can be developed more rapidly than drugs formulated with alternative controlled delivery systems and that the time to scale up to commercial quantities is minimized.

PENWEST STRATEGY

     The Company's objective is to become a leader in the discovery, development and commercialization of innovative drug delivery technologies for the pharmaceutical industry. The Company's strategy consists of the following principal elements:

     Create Innovative Branded Controlled Release Versions of Immediate Release Pharmaceuticals. The Company is focused on the application of its TIMERx technology to the development of controlled release formulations of immediate release drugs, which will be marketed as brand name pharmaceuticals. In developing these controlled release formulations, the Company intends to seek collaborations with developers of the immediate release drugs or with pharmaceutical companies having a market presence in the applicable therapeutic area. The development of these controlled release drugs is subject to the NDA approval process, although the Company and its collaborators may be permitted to rely on existing safety and efficacy data with respect to the immediate release drug in submitting the NDA.

     Apply TIMERx Technology to Generic Versions of Controlled Release Pharmaceuticals. The Company is also focused on the application of its TIMERx technology to the development of generic versions of controlled release drugs. The Company has focused its development efforts on these drugs in order to accelerate the commercialization of the TIMERx delivery system, since generic drugs are regulated through the less expensive and abbreviated ANDA regulatory process applicable to generic drugs. In selecting generic controlled release pharmaceutical candidates to develop, the Company targets high sales volume, technically-complex controlled release pharmaceuticals. The Company believes these drug candidates are difficult to replicate and, as a result, TIMERx versions may have limited competition from other formulations.

     Apply TIMERx Technology to the Development of New Chemical Entities. The Company believes that its TIMERx technology may be applicable to the development of products containing NCEs by pharmaceutical companies. The development of such NCEs is subject to the full NDA approval process, including conducting preclinical studies, filing an Investigational New Drug ("IND") application, conducting clinical trials and submitting an NDA.

     Establish Collaborations for Development, Manufacture and Marketing. The Company has existing collaborative agreements with Mylan, Leiras, Kremers, Sanofi, Synthelabo and Endo and intends to enter into additional collaborative agreements with respect to other pharmaceuticals. The Company's existing and potential future collaborations enable the Company to secure additional financial support for its research and development activities, to obtain access to the clinical, manufacturing and regulatory resources and expertise of its collaborators and to rely on them for the sales and marketing, distribution and promotion of TIMERx-based controlled release drugs on a worldwide basis.

     Expand Pharmaceutical Excipients Business. The Company's excipients business provides financial support for the development of the Company's TIMERx drug delivery system. In order to expand the Company's excipients business, the Company intends to develop new excipients, such as ProSolv, its recently introduced MCC excipient for pharmaceutical and nutritional companies. In addition to selling ProSolv as a bulk excipient, the Company is pursuing selected licensing opportunities for ProSolv with pharmaceutical companies that are developing new drug candidates.

     The achievement of the Company's strategy is subject to various risks and uncertainties. In particular, there can be no assurance that the Company's capital resources will be sufficient to fully implement its strategy. The costs of implementing the Company's strategy are difficult to predict and will depend on numerous factors. If the Company's capital resources are insufficient to fully implement its strategy, the Company may be required to modify its strategy. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TIMERX PRODUCT DEVELOPMENT

     The following table provides information relating to the therapeutic area, the development status and the collaborator for each of the principal products under development utilizing the Company's TIMERx technology and is qualified by reference to the more detailed descriptions included elsewhere in this Information Statement. The Company is also conducting early stage development activities with respect to various additional controlled release formulations.

        BRAND NAME           THERAPEUTIC           DEVELOPMENT
        (COMPOUND)               AREA                STATUS             COLLABORATOR(1)
        ----------           -----------           -----------          ---------------
BRANDED CONTROLLED RELEASE(2)
Cystrin CR                   Urge Urinary  Approved(3)                     Leiras
  (oxybutynin)               Incontinence
Ditropan CR                  Urge Urinary  Approved/Registration/        Synthelabo
  (oxybutynin)               Incontinence  Clinical Studies(3)(4)
Numorphan TRx                Pain Relief   Formulation                      Endo
  (oxymorphone)
GENERIC CONTROLLED RELEASE(5)
Procardia XL                 Hypertension, ANDA filed(6)                   Mylan
  (nifedipine)               Angina
Adalat CC                    Hypertension  Bioequivalence                  Mylan
  (nifedipine)                             Studies
Adalat LA                    Hypertension, Registration/Clinical           Sanofi
  (nifedipine)               Angina        Studies(4)
Glucotrol XL                 Diabetes      Bioequivalence                  Mylan
  (glipizide)                              Studies
Covera HS                    Hypertension, Bioequivalence                 Kremers
  (verapamil hydrochloride)  Angina        Studies

---------------
(1) The Company's collaborators typically provide research and development support and are responsible for conducting full scale bioequivalence studies or clinical trials, obtaining regulatory approvals and manufacturing, marketing and selling the product. There can be no assurance that the results obtained in bioequivalence studies or preclinical studies will be obtained in full scale bioequivalence studies and other late stage clinical studies or that the Company or its collaborators will receive regulatory approvals to continue clinical studies of such products or to market any such products. See "Business -- Collaborative Arrangements."

(2) Controlled release formulations of immediate release products are subject to the NDA regulatory process. To the extent that the controlled release product is an extension of an FDA-approved immediate release version of the same chemical entity, the Company's collaborators may be permitted to rely on existing clinical data as to the safety and efficacy of the chemical entity in filing NDAs. See "Business -- Government Regulation."

(3) Leiras received marketing approval for Cystrin CR in Finland in October 1997 and began marketing the product in January 1998. Synthelabo received marketing approval for Ditropan CR in the Netherlands, Austria and Ireland in June 1998.


(4) Registration/Clinical Studies indicates that application for marketing approval has been made to the appropriate regulatory authority in specific countries and the Company's collaborator may be continuing to conduct clinical studies of the product.


(5) Generic versions of controlled release products are developed in three basic stages:

    Formulation. Involves the utilization or adaptation of drug delivery technologies to the product candidate and evaluation in in vitro dissolution studies.

    Bioequivalence Studies. (a) Pilot bioequivalence studies involve testing in 10 to 15 human subjects to determine if the formulation yields a blood level comparable to the existing controlled release drug; (b) Full scale bioequivalence studies involve the manufacture of at least 10% of the intended commercial lot size and the analysis of plasma concentrations of the drug in 24 or more human subjects under fasting conditions and multiple dose conditions and 18 or more human subjects under fed conditions to determine whether the rate and extent of the absorption of the drug are substantially equivalent to that of the existing drug.

    ANDA Filing. An ANDA is submitted to the FDA with results of bioequivalence studies and other data such as in vitro specifications for the formulation, stability data, analytical data, methods validation and manufacturing procedures and controls. See "Business -- Government Regulation."

(6) Mylan has filed an ANDA for the 30 mg dosage strength of Nifedipine XL and is conducting full scale bioequivalence studies of the 60 and 90 mg dosage strengths of Nifedipine XL.

  Branded Controlled Release Pharmaceuticals

     The Company is applying its TIMERx technology to the development of controlled release formulations of immediate release pharmaceuticals. The Company's principal branded controlled release pharmaceuticals in development are as follows:

     Cystrin CR. The Company and Leiras have developed a controlled release formulation of Cystrin(R) incorporating TIMERx technology, which is being marketed in Finland by Leiras under the tradename Cystrin CR. Leiras received marketing approval in Finland for Cystrin CR in October 1997 and began marketing the product in Finland in January 1998. Cystrin is a two to three times-a-day immediate release version of the anticholinergic drug oxybutynin indicated for the treatment of urge urinary incontinence. Oxybutynin is marketed in Europe by Leiras under the trademark Cystrin and by Synthelabo under the tradename Ditropan(R). These products had worldwide sales in 1997 of approximately $100 million.

     Ditropan CR. The Company and Leiras licensed the marketing rights to a controlled release formulation of Cystrin incorporating TIMERx technology to Synthelabo in December 1997. Subject to regulatory approval, Synthelabo will market the product throughout Europe under the tradename Ditropan CR. Synthelabo received marketing approval in the Netherlands, Austria and Ireland for Ditropan CR in June 1998.

     Numorphan TRx. The Company and Endo are currently developing a controlled release formulation of Numorphan(R) incorporating TIMERx technology. Numorphan is a parenteral and suppository dosage form of oxymorphone, a narcotic analgesic for the treatment of moderate to severe pain. Numorphan is marketed by Endo and had sales in the United States in 1996 of approximately $10 million. Numorphan TRx, if successfully developed, would represent the first oral controlled release version of Numorphan and would compete in the severe analgesic market with products such as MS Contin and Oxycontin, which had sales in the United States in 1997 of approximately $300 million. The Company is currently in the process of developing TIMERx-based formulations and no clinical studies on such formulations have been conducted to date.

  Generic Controlled Release Pharmaceuticals

     Generic controlled release pharmaceuticals are therapeutic equivalents of brand name drugs for which patents or marketing exclusivity rights have expired. Generic controlled release pharmaceuticals are typically difficult to replicate because of: (i) formulation complexity; (ii) analytical complexity; and/or (iii) manufacturing complexity. The Company believes that such generic controlled release pharmaceuticals are less likely to suffer the same price erosion as other generic pharmaceuticals because of the difficulty in replicating controlled release pharmaceuticals and the resulting limits on competition.

     When developing generic pharmaceuticals, the drug developer is required to demonstrate that the generic product candidate will exhibit in vivo release and absorption characteristics equivalent to those of the branded pharmaceutical without infringing on any unexpired patents. During the formulation of generic pharmaceuticals, drug developers create their own version of the branded drug by using or adapting drug delivery technologies to the product candidate.

     The Company's principal generic controlled release pharmaceuticals in development are as follows:

     Nifedipine XL. The Company and Mylan are currently developing Nifedipine XL, a generic version of Procardia XL incorporating TIMERx technology. Procardia XL is a once-a-day controlled release formulation of nifedipine, a calcium channel blocking agent indicated for hypertension, vasospastic angina and chronic stable angina, which uses the OROS delivery system. Procardia XL is marketed in three dosage strengths (30 mg, 60 mg and 90 mg) by the Pratt Pharmaceuticals division of Pfizer and had sales in the United States in 1997 of approximately $785 million.

     In May 1997, Mylan's ANDA for Nifedipine XL (30 mg) was accepted by the FDA for review. This was the first generic version of Procardia XL accepted by the FDA for review. Mylan is currently conducting full scale bioequivalence studies of the 60 mg and 90 mg dosage strengths of Nifedipine XL. The Company is aware that Biovail filed an ANDA for the 60 mg dosage strength of a generic version of Procardia XL and is aware of a number of other companies that are developing generic versions of Procardia XL. For a description of certain litigation regarding the Mylan ANDA filing, see "Business -- Litigation."

     Nifedipine CC. The Company and Mylan are currently developing Nifedipine CC, a generic version of Adalat CC(R) incorporating TIMERx technology. Adalat CC is a once-a-day controlled release formulation of nifedipine, a calcium channel blocking agent indicated for hypertension. Adalat CC is marketed in three dosage strengths (30 mg, 60 mg and 90 mg) by Bayer and had sales in the United States in 1997 of approximately $366 million. Mylan is conducting full scale bioequivalence studies of the 30 mg dosage strength of Nifedipine CC. Warner Chilcott and Biovail have filed ANDAs for generic versions of Adalat CC.

     Nifedipine LA. The Company and Sanofi are currently developing Nifedipine LA, a generic version of Adalat LA(R) (a drug marketed in Europe that utilizes the same controlled release technology as Procardia XL) incorporating TIMERx technology. Adalat LA is a once-a-day controlled release formulation of nifedipine, a calcium channel blocking agent indicated for hypertension, vasospastic angina and chronic stable angina, which uses the OROS delivery system. Adalat LA is marketed in two dosage strengths (30 mg and 60 mg) by Bayer in Europe and had sales in Europe in 1997 of approximately $340 million. Sanofi is conducting certain confirmatory clinical trials of Nifedipine LA in the United Kingdom and is analyzing the results of such trials.

     Glipizide XL. The Company and Mylan are currently developing Glipizide XL, a generic version of Glucotrol XL(R) incorporating TIMERx technology. Glucotrol XL is a once-a-day controlled release formulation of glipizide, a blood-glucose lowering agent indicated as an adjunct to diet for the control of hyperglycemia in diabetes patients, which uses the OROS delivery system. Glucotrol XL is marketed in 5 mg and 10 mg dosage strengths by the Pratt Pharmaceuticals division of Pfizer and had sales in the United States in 1997 of approximately $165 million. Mylan is conducting full scale bioequivalence studies of the 5 mg and 10 mg dosage strengths of Glipizide XL. The Company is aware of a number of other companies that are developing generic formulations of Glucotrol XL.

     Verapamil HS. The Company and Kremers are currently developing Verapamil HS, a generic version of Covera HS(R) incorporating TIMERx technology. Covera HS is a once-a-day controlled release formulation of verapamil hydrochloride, a calcium channel blocking agent indicated for the management of hypertension and angina, which uses the OROS delivery system. Covera HS is marketed in two dosage strengths (180 mg and 240 mg) by G. D. Searle & Co. and had sales in the United States in 1997 of approximately $17 million. Kremers is conducting full scale bioequivalence studies of the 180 mg and 240 mg dosage strengths of Verapamil HS. The Company is aware of a number of other companies that are developing generic formulations of Covera HS.

PHARMACEUTICAL EXCIPIENTS

     The Company sells 28 excipient products which are used in the manufacture of tablets by pharmaceutical and nutritional companies worldwide. The Company's product line is broadly classified into three distinct categories: binders, disintegrants and lubricants. Binders, working in conjunction with other products, are the primary tablet-forming component of excipients. Disintegrants function to help make a tablet fall apart when consumed by drawing water into the dosage form, a necessary precursor to dissolution and ultimately absorption of the drug. Lubricants help facilitate the ease of manufacture of drugs so that they emerge from a tabletting machine with the desired physical characteristics.

     The Company's excipients are sold to the prescription, over-the-counter and nutritional markets. In 1997, the Company sold bulk excipients to more than 300 customers, including some of the leading pharmaceutical companies in the world such as the Perrigo Company, Bristol-Meyers Squibb Company, McNeil Consumer Products Company and SmithKline Beecham, plc ("SmithKline"), in more than 40 countries.

     The Company engages in innovative product development to develop new high performance excipients. In October 1996, the Company introduced ProSolv, which the Company believes represents a new class of high functionality binders. ProSolv, the first new MCC product in the pharmaceutical industry in 35 years, is a patented product that combines MCC and colloidal silicon dioxide. MCC has historically been one of the most popular excipients used in tabletting operations. However, MCC has demonstrated certain disadvantages with respect to the manufacture of tablets using the wet granulation method, a widely used method of tablet preparation. One of the disadvantages of this method is that when MCC is wetted or comes in contact with moisture during tablet manufacturing, MCC loses 30-50% of its compactability. To counteract this loss, additional MCC is required to be added to the formulation, which increases the size and the cost of the tablet. In contrast, ProSolv's properties enable it to be used without losing compactability when wetted or placed in contact with moisture.

     The benefits of ProSolv are maintained irrespective of the method of tablet manufacture. ProSolv can be used by manufacturers to produce harder tablets and can enable manufacturers to reduce the amount of binders used in the tablet, thereby reducing the size and cost of the tablet. Additionally, ProSolv can be used to manufacture tablets with difficult active ingredients which otherwise may not have been manufactured.

     In addition to ProSolv, the principal excipient product lines currently marketed by the Company include the following:

     EMCOCEL(R), or microcrystalline cellulose (MCC), the Company's largest selling product, is a tabletting binder used in pharmaceutical formulations worldwide. EMCOCEL is utilized in a number of products including Centrum vitamins, several store brand ibuprofen products and many prescription pharmaceuticals.

     EMCOMPRESS(R), or dicalcium phosphate, is a binder marketed by the Company under an exclusive worldwide distribution agreement with the manufacturer Albright and Wilson Americas Inc. The distribution agreement expires on December 31, 1999, subject to automatic extension on an annual basis unless either party gives the other party 12 months notice of its desire to terminate the agreement. EMCOMPRESS is frequently used in vitamin formulations as it serves as an additional source of dietary calcium.

     EMDEX(R), or dextrates, is a binder that is used as a directly compressible excipient in both chewable and non-chewable tablets. EMDEX is odorless with a sweet taste caused by its sugar composition. EMDEX is used in, among other things, chewable antacid tablets and vitamins. EMDEX is manufactured by Penford and will continue to be supplied by Penford to the Company following the completion of this Distribution. See "Arrangements Between the Company and Penford."

     EXPLOTAB(R), or sodium starch glycolate, is the principal disintegrant marketed by the Company. EXPLOTAB is distributed by the Company under an exclusive worldwide distribution agreement with the manufacturer, Roquette America, Inc. The distribution agreement is automatically renewable on an annual basis unless either party gives the other party 12 months notice of its desire to terminate the agreement. EXPLOTAB is used in a number of products and is an essential component of the Tylenol family of products.

     PRUV(R), or sodium stearyl fumarate, is the principal lubricant marketed by the Company. PRUV is marketed under an exclusive worldwide distribution agreement with the manufacturer, Astra Pharmaceutical Production AB. The distribution agreement is automatically renewable on an annual basis unless either party gives the other party 12 months notice of its desire to terminate the agreement. PRUV is used in several prescription pharmaceuticals.

     The Company had revenues from the sale of pharmaceutical excipients in 1995, 1996 and 1997 of $25.0 million, $25.0 million and $26.0 million, respectively, and in the three months ended March 31, 1997 of $7.8 million.

COLLABORATIVE ARRANGEMENTS

     The Company has entered into collaborative arrangements with six pharmaceutical companies to facilitate and expedite the commercialization of its TIMERx drug delivery technology.

     Under most of these collaborative arrangements, the Company has received upfront fees and milestone payments and is entitled to receive additional milestone payments. In addition, under all the collaborative arrangements, the Company is entitled to receive royalties on the sale of the products covered by such collaborative arrangements and payments for the purchase of formulated TIMERx material. Assuming that all milestones are achieved under its collaborative arrangements, the Company would be entitled to receive up to an aggregate of $10.4 million in upfront fees and milestone payments under its collaborative arrangements, of which $2.1 million have been received to date. There can be no assurance that future milestone payments will be received.

  Mylan Pharmaceuticals Inc.

     In August 1994, August 1995 and March 1996, the Company entered into product development and supply agreements with Mylan with respect to the development of generic versions of Procardia XL (nifedipine), Adalat CC (nifedipine) and Glucotrol XL (glipizide), based on the Company's TIMERx technologies (the "Mylan Products"). Mylan is one of the leading generic pharmaceutical companies in the United States.

     Under these product development and supply agreements, the Company is responsible for the formulation, manufacture and supply of TIMERx material for use in the Mylan Products, and Mylan is responsible for conducting all bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Mylan Products in the United States, Canada and Mexico. Each product development and supply agreement is terminable by either party upon 90 days prior written notice at any time (i) prior to the submission of the ANDA for the product covered by such agreement if such party reasonably determines that no further development efforts are likely to lead to the successful development of such product and (ii) prior to approval by the FDA of such ANDA if such party reasonably determines that such ANDA is not likely to be approved. Following approval of the ANDA, the product development and supply agreement will extend for a term of 20 years from the date on which the ANDA is approved, subject to earlier termination by either party upon specified circumstances, including termination by the Company if Mylan fails to meet minimum sales volume requirements and termination by either party upon a material breach by the other party of the agreement. If the Company does not satisfy its obligations under any of these agreements, the Company will be in breach of such agreement and Mylan will be entitled to terminate such agreement.

     The Company has received milestone payments under each of the product development and supply agreements and is entitled to additional milestone payments under such agreements upon the continued development of the Mylan Products. The Company is also entitled to royalties on the sale of each Mylan Product, which royalties will be reduced with respect to such Mylan Product if there are on the market and available for retail sale any other generic controlled release formulations of the drug of which such Mylan Product is a generic controlled release formulation. The Company is aware of one ANDA filed for the 60 mg dosage strength of a generic version of Procardia XL and two ANDAs filed for the 30 mg dosage strength of a generic version of Adalat CC. In addition, Mylan has agreed that during the term of the product development and supply agreements it will purchase formulated TIMERx material for use in the Mylan Products exclusively from the Company at specified prices.

     The Company and Mylan also entered into a sales and distribution agreement in January 1997 (the "Mylan Distribution Agreement") with respect to Nifedipine XL pursuant to which Mylan agreed to manufacture and supply Nifedipine XL to the Company for distribution by the Company and one or more distributors (as to which the Company and Mylan must mutually agree) in certain specified European and Latin American countries. This agreement expires in January 2007, subject to automatic extension on an annual basis. Under this agreement, the Company has agreed to purchase Nifedipine XL exclusively from Mylan at specified prices or to pay Mylan 50% of any royalties received by the Company from its distributors if Mylan licenses its manufacturing technology to the Company for use by the Company's distributors instead of manufacturing the product for distribution. Under this agreement, Mylan is entitled to 50% of any royalties or milestone payments received by the Company under the Company's product development and supply agreement with Sanofi described below.

  Kremers Urban Development Company

     In August 1996, the Company entered into a product development and supply agreement with Kremers with respect to the development of a generic version of Covera HS (verapamil hydrochloride), based on the

Company's TIMERx technologies. Kremers is the generics division of the research-based pharmaceutical company, Schwarz Pharma Inc.

     Under the product development and supply agreement, the Company is responsible for formulating Covera HS and for manufacturing and supplying TIMERx material to Kremers for use in Covera HS, and Kremers is responsible for conducting bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing Covera HS in the United States, Canada and Mexico.

     The product development and supply agreement is terminable by either party upon 30 days prior written notice at any time (i) prior to the successful completion of specified bioequivalence studies if such party reasonably determines that no further development efforts are likely to lead to the successful development of the product covered by such product development and supply agreement and (ii) prior to the approval by the FDA (or equivalent regulatory authority) of the ANDA (or equivalent regulatory filing) for such product if such party reasonably determines that the ANDA or equivalent filing is not likely to be approved by the FDA (or equivalent regulatory authority). In addition, Kremers may terminate the product development and supply agreement if, due to changed circumstances, Kremers reasonably determines that the potential commercial viability of Covera HS will not justify the use of best efforts by Kremers. Following approval of the ANDA (or other regulatory filing), the product development and supply agreement will extend with respect to each country covered by such agreement for a term of 20 years from the date (the "Kremers Approval Date") on which Covera HS is approved for commercial sale by the FDA (or equivalent regulatory authority) pursuant to an ANDA (or equivalent regulatory filing) in such country, subject to earlier termination by either party upon specified circumstances, including upon a material breach of the agreement by a party or upon the bankruptcy of a party. In addition, at any time following the Kremers Approval Date for commercial sale of Covera HS in the United States, Kremers may terminate the product development and supply agreement for any reason upon at least 120 days prior written notice, whereupon the Company would have a paid-up license to Kremers's rights in Covera HS and related data and regulatory filings. If the Company does not satisfy its obligations under either of these agreements, the Company will be in breach of such agreement and Kremers will be entitled to terminate such agreement.

     The Company has received milestone payments under the product development and supply agreement and is entitled to additional milestone payments upon the continued development of Covera HS. The Company also is entitled to royalties on the sale of Covera HS. However, both milestone payments and the royalties otherwise due under the product development and supply agreement may be reduced in the event that there are competing generic controlled release formulations of Covera HS on the market and available for retail sale.

     In addition, Kremers has agreed that, during the term of the product development and supply agreement, it will purchase formulated TIMERx material for use in Covera HS exclusively from the Company at specified prices. These prices will be reduced in the event that there are competing generic versions of Covera HS on the market and available for retail sale.

     The Company is also a party to a product development and supply agreement with Kremers with respect to the development of a generic version of Cardizem CD (diltiazem) based on the Company's TIMERx technologies. The terms of this agreement are substantially similar to the product development and supply agreement entered into by the Company with respect to Covera HS. On July 9, 1998, Kremers notified the Company that it was exercising its right to terminate the Cardizem CD product development and supply agreement effective as of August 20, 1998. Kremers based this termination on its determination that, due to a significant change of circumstances since the execution of the product development and supply agreement, including without limitation the filing of competing ANDAs with respect to three different generic versions of Cardizem CD, the potential commercial viability of the product did not justify the use of best efforts by Kremers under the agreement.

  Sanofi Winthrop International S.A.

     In February 1997, the Company entered into a product development and supply agreement with Sanofi with respect to the development of a generic version of Adalat LA based on the Company's TIMERx technology (the "Sanofi Product"), a drug that utilizes the same controlled release technology as Procardia XL. Sanofi is a research-based international pharmaceutical company, based in Paris, France, which has a European infrastructure from which to develop, register and market prescription pharmaceuticals.

     Under the product development and supply agreement, the Company is responsible for conducting pilot bioequivalence studies of the Sanofi Product and for manufacturing and supplying TIMERx material to Sanofi, and Sanofi is responsible for conducting all full scale bioequivalence and clinical studies, preparing all regulatory applications and submissions and manufacturing and marketing the Sanofi Product in specified countries in Europe and in South Korea.

     The product development and supply agreement expires with respect to each specified country on the 10th, 13th, 16th or 19th anniversary of the date on which the Sanofi Product is approved by the relevant regulatory authority in such country for commercial sale if notice is provided by either party prior to any of such anniversary dates that the agreement will expire with respect to such country on such anniversary date. The agreement is also subject to earlier termination by either party under specified circumstances, including termination by the Company if Sanofi fails to meet minimum sales volume requirements and termination by either party upon a material breach of the agreement by the other party. If the Company does not satisfy its obligations under the agreement, the Company will be in breach of the agreement and Sanofi will be entitled to terminate the agreement.

     The Company is entitled to milestone payments under the product development and supply agreement upon the continued development of the Sanofi Product. The Company is also entitled to royalties upon the sale of the Sanofi Product. One half of such payments will be paid to Mylan in accordance with the Mylan Distribution Agreement. In addition, Sanofi has agreed that, during the term of the product development and supply agreement, it will purchase formulated TIMERx material for use in the Sanofi Product exclusively from the Company at specified prices.

  Leiras OY

     In July 1992, the Company entered into an agreement with Leiras with respect to the development and commercialization of Cystrin CR, a controlled release formulation of Cystrin based on the Company's TIMERx technology. In May 1995, the Company entered into a second agreement with Leiras clarifying certain matters with respect to the collaboration. Leiras is a Finnish subsidiary of Schering AG. Leiras is developing products focused in the areas of reproductive health care, urology, oncology and inhalation technology.

     Under the agreements, the Company is responsible for the development and formulation of Cystrin CR and for manufacturing and supplying TIMERx material to Leiras for use in the manufacture of Cystrin CR, and Leiras is responsible for preparing all regulatory applications and submissions and manufacturing and marketing Cystrin CR on a worldwide basis. Leiras has the right to transfer its rights and responsibilities under the agreements and its related product rights for specified territories, subject in certain circumstances to the approval of the Company. Pursuant to this right, Leiras, with the Company's consent, transferred to Synthelabo its marketing rights to this controlled release formulation for Europe.

     The agreements terminate upon the expiration of the TIMERx patents licensed to Leiras (which will occur in the year 2014), subject to earlier termination by either party under specified circumstances, including upon a material breach of the agreement by a party or upon the bankruptcy of a party. If the Company does not satisfy its obligations under either of these agreements, the Company will be in breach of such agreement and Leiras will be entitled to terminate such agreement. Leiras has also agreed to pay the Company royalties on the sale of Cystrin CR and to purchase formulated TIMERx material exclusively from the Company at specified prices.

  Synthelabo Groupe

     In December 1997, pursuant to a related transfer by Leiras to Synthelabo of Leiras' rights and responsibilities under Leiras' agreements with the Company, the Company entered into a license agreement and a supply agreement with Synthelabo with respect to the manufacturing and marketing in Europe of the controlled release formulation of oxybutynin developed by the Company and Leiras, which is expected to be marketed under the tradename Ditropan CR. Synthelabo is one of the largest pharmaceutical companies in France and focuses primarily in three core therapeutic fields: central nervous system, cardiovascular and internal medicine.

     Under the agreements, the Company is responsible for manufacturing and supplying TIMERx material to Synthelabo for use in the manufacture of Ditropan CR, and Synthelabo is responsible for preparing all regulatory applications and submissions and manufacturing and marketing Ditropan CR for sale in Europe (although Synthelabo may contract initially with Leiras for the manufacture of the product until it receives regulatory approval to manufacture the product).

     The agreements terminate upon the expiration of the TIMERx patents licensed to Synthelabo (which will occur in the year 2014), subject to earlier termination by either party under specified circumstances, including upon a material breach of the agreement by a party or upon the bankruptcy of a party. If the Company does not satisfy its obligations under either of these agreements, the Company will be in breach of such agreement and Synthelabo will be entitled to terminate such agreement. Synthelabo has agreed to pay the Company royalties on the sale of the product and to purchase formulated TIMERx material exclusively from the Company at specified prices.

  Endo Pharmaceuticals Inc.

     In September 1997, the Company entered into a strategic alliance agreement with Endo with respect to the development of controlled release formulations of oxymorphone based on the Company's TIMERx technology (the "Endo Products"). Endo is a research-based and generic pharmaceutical company formed from a management buyout of a division of DuPont Merck Pharmaceuticals ("DuPont Merck"). Endo has a broad product line including 25 drugs in the generic product division and 12 established (formerly DuPont Merck) brand products, including Percodan and Percocet. Endo is registered with the U.S. Drug Enforcement Administration as a developer, manufacturer and marketer of controlled narcotic substances.

     Under the strategic alliance agreement, the responsibilities of the Company and Endo with respect to any Endo Product will be determined by a committee comprised of an equal number of members from each of the Company and Endo (the "Alliance Committee"). However, the Company expects that it will formulate each drug candidate and that Endo will conduct all clinical studies and prepare and file all regulatory applications and submissions. In addition, under the agreement, the Company has agreed to manufacture and supply TIMERx material to Endo, and Endo has agreed to manufacture and market the Endo Products in the United States. The manufacture and marketing of Endo Products outside of the United States may be conducted by the Company, Endo or a third party, as determined by the Alliance Committee.

     The strategic alliance agreement is terminable with respect to an Endo Product by either party upon 30 days prior written notice at any time (i) prior to the completion of development activities with respect to such Endo Product if such party determines that further development efforts are not likely to lead to the successful development of such Endo Product and (ii) prior to obtaining approval by the FDA (or equivalent regulatory authority) of an NDA (or equivalent regulatory filing) with respect to such Endo Product if such party determines that further efforts are not likely to lead to such approval, although the non-terminating party would have the right to continue the agreement with respect to such Endo Product for a specified period and the royalties that might otherwise have been payable to the terminating party would be reduced. Following regulatory approval of the marketing and sale of such Endo Product, the term of the strategic alliance agreement will extend for up to 20 years from the date of such regulatory approval, subject to earlier termination under specified circumstances, including failure to launch full-scale marketing of such Endo Product when required or material breach of the agreement by a party.

     The Company and Endo have agreed to share the costs involved in the development and commercialization of the Endo Products and that the party marketing the Endo Products (which the Company expects will be Endo) will pay the other party royalties equal to 50% of net marketing revenues after fully-burdened costs (although this percentage will decrease as the total U.S. marketing revenues from an Endo Product increase), subject to each party's right to terminate its participation with respect to any Endo Product described above. If the Company does not satisfy its funding and other obligations under the agreement, the Company will be in breach of the agreement and Endo will be entitled to terminate the agreement. Endo will purchase formulated TIMERx material for use in the Endo Products exclusively from the Company at specified prices. Such prices will be reflected in the determination of fully-burdened costs.

RESEARCH AND DEVELOPMENT

     The Company conducts research and development activities with respect to additional applications of TIMERx technology, advances in the TIMERx technology and additional novel excipients such as ProSolv. The Company is also conducting research and development with respect to controlled release delivery of therapeutic substances to the respiratory tract through the use of dry powder aerosol delivery systems and has recently received a U.S. patent relating to such technology. The Company believes that this technology, which utilizes the same polysaccharide materials as the Company's TIMERx technology, may be appropriate for the delivery of peptide and protein drugs, which are often poorly absorbed from the gastrointestinal tract. The Company expects that it will seek to enter into collaborations to develop such new TIMERx applications or technologies.

     The Company's research and development expenses in 1995, 1996, 1997 and the three months ended March 31, 1998 were $2.7 million, $3.7 million, $4.1 million and $1.3 million, respectively. These expenses do not include amounts incurred by the Company's collaborators in connection with the development of products under the collaboration agreements such as expenses for full scale bioequivalence studies performed by the collaborators.

MANUFACTURING

     The Company currently has a laboratory and pilot manufacturing facility covering approximately 55,000 square feet contiguous to its executive offices in Patterson, New York. However, the Company does not have commercial-scale facilities to manufacture its TIMERx material in accordance with cGMP requirements prescribed by the FDA. As a result, to date, the Company has relied on a large third-party pharmaceutical company, Boehringer Ingelheim Pharmaceuticals, Inc. ("Boehringer Ingelheim"), for the bulk manufacture of its TIMERx material for delivery to its collaborators under an agreement that expired in June 1998.


     The Company believes that there are a limited number of manufacturers that operate under cGMP regulations capable of manufacturing the Company's products. Boehringer Ingelheim has advised the Company that it will continue to manufacture TIMERx material for the Company on the terms set forth in the current agreement until such time as the Company contracts with another manufacturer, but Boehringer Ingelheim is not obligated to continue to manufacture TIMERx material and there can be no assurance as to how long Boehringer Ingelheim will continue to manufacture TIMERx material. The Company has identified another third-party manufacturer to manufacture TIMERx material and is currently validating such manufacturer's facility and negotiating the terms under which such manufacturer will manufacture TIMERx material for the Company. However, there can be no assurance that the Company will enter into a manufacturing agreement with such manufacturer or as to the terms of such manufacturing agreement. In the event that the Company is unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, it may not be able to commercialize its products as planned. There can be no assurance that third parties upon which the Company relies for supply of its TIMERx material will perform and any failures by third parties may delay development or the submission of products for regulatory approval, impair the Company's collaborators' ability to commercialize products as planned and deliver products on a timely basis, or otherwise impair the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company's TIMERx drug delivery system is a hydrophilic matrix combining primarily two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The Company purchases these gums from a sole source supplier. Although the Company has qualified alternate suppliers with respect to these gums and to date the Company has not experienced difficulty acquiring these materials, there can be no assurance that interruptions in supplies will not occur in the future or that the Company will not have to obtain substitute suppliers. Any of these events could have a material adverse effect on the Company's ability to manufacture bulk TIMERx for delivery to its collaborators, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company currently has two cGMP-approved manufacturing facilities for its MCC products, including EMCOCEL and ProSolv. These facilities are located in Cedar Rapids, Iowa and Nastola, Finland and cover approximately 35,000 square feet and 15,000 square feet, respectively. The Company's MCC products are primarily made from wood pulp. Although the Company obtains wood pulp primarily from two suppliers, wood pulp is widely available from a number of suppliers.

     All manufacturing operations of the Company are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of certain materials and waste products.

MARKETING AND DISTRIBUTION

     Pursuant to the Company's collaborative agreements, the Company's collaborators have responsibility for the marketing and distribution of any controlled release pharmaceuticals developed based on the Company's TIMERx technology. Because the Company does not plan on developing any of such pharmaceuticals without a collaborator, the Company has not developed and does not intend to develop any sales force with respect to such products. As a result, the Company is substantially dependent on the efforts of its collaborators to market the products. In selecting a collaborator for a drug candidate, some of the factors the Company considers include the collaborator's market presence in the therapeutic area targeted by the drug candidate and the collaborator's sales force and distribution network.

     The Company has an in-house sales force of nine employees who market the Company's excipients in the United States. This sales force focuses primarily on pharmaceutical and nutritional companies. The Company also markets its excipients worldwide through the use of distributors located in over 40 countries. The Company typically sells its excipients to its largest customers under multi-year supply agreements.

COMPETITION

     The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of the Company's competitors have longer operating histories and greater financial, marketing, legal and other resources than the Company and certain of its collaborators. The Company expects that it will be subject to competition from numerous other entities that currently operate or intend to operate in the pharmaceutical industry, including companies that engage in the development of controlled release technologies. The Company's TIMERx business faces competition from numerous public and private companies and their controlled release technologies, including ALZA's OROS technology, multiparticulate systems marketed by Elan and Biovail, traditional matrix systems marketed by SkyePharma, plc and other controlled release technologies marketed and under development by Andrx Corporation, among others.

     The Company initially is concentrating a significant portion of its development efforts on generic versions of controlled release pharmaceuticals. Typically, selling prices of immediate release drugs have declined and profit margins have narrowed after generic equivalents of such drugs are first introduced and the number of competitive products has increased. Similarly, the success of generic versions of controlled release products based on the Company's TIMERx technology will depend, in large part, on the intensity of competition from currently marketed drugs and technologies that compete with the branded pharmaceutical, as well as the timing of product approvals. However, the Company believes that generic versions of controlled release pharmaceuticals based on TIMERx technology are less likely to suffer the same degree of price erosion as other generic pharmaceuticals because the formulation, analytical and manufacturing complexity of the generic versions may be difficult for other companies to replicate, which could limit competition. Competition may also arise from therapeutic products that are functionally equivalent but produced by other methods. In addition, under several of the Company's collaborative arrangements, the payments due to the Company with respect to the controlled release products covered by such collaborative arrangements will be reduced in the event that there are competing generic controlled release versions of such products.

     The generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. Those companies with significant financial resources will be more able to bring and to defend any such litigation. See "Business -- Litigation."

     In its excipients business, the Company competes with a number of large manufacturers and other distributors of excipient products, many of which have substantially greater financial, marketing and other resources than the Company. The Company's principal competitor in this market is FMC Corporation, which markets its own line of MCC excipient products.

     The pharmaceutical industry is characterized by rapid and substantial technological change. There can be no assurance that any products incorporating TIMERx technology will not be rendered obsolete or non-competitive by new drugs, treatments or cures for the medical conditions the TIMERx-based products are addressing. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

PATENTS AND PROPRIETARY RIGHTS

     The Company believes that patent and trade secret protection, particularly of its drug delivery technology, is important to its business and that its success will depend in part on its ability to maintain existing patent protection, obtain additional patents, maintain trade secret protection and operate without infringing the proprietary rights of others.

     The Company has been issued 18 U.S. patents and 42 foreign patents and one U.S. patent application has been allowed relating to its controlled release drug delivery technology. In addition, the Company has filed nine U.S. patent applications and various corresponding foreign patent applications relating to its controlled release drug delivery technology. The U.S. patents issued to the Company and the allowed U.S. patent application cover the Company's TIMERx technology, including the combination of the xanthan and locust bean gums, the oral solid dosage form of TIMERx and the method of preparation, as well as the application (and combination) of TIMERx technology to various active drug substances, including both method of treatment and methods of preparation. All these patents and the allowed U.S. patent application, if issued, will expire between 2008 and 2015.

     The Company has also been issued five U.S. patents and two U.S. patent applications have been allowed relating to its excipient technology. In addition, the Company has filed two U.S. patent applications relating to its excipient technology. The U.S. patents and the two allowed U.S. patent applications cover ProSolv and other augmented MCC excipient products. The U.S. patents and the two allowed U.S. patent applications, if issued, will expire no later than January 9, 2015.

     The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. There is no assurance that the Company's patents or any future patents will prevent other companies from developing non-infringing similar or functionally equivalent products or from successfully challenging the validity of the Company's patents. Furthermore, there is no assurance that (i) any of the Company's future processes or products will be patentable; (ii) any pending or additional patents will be issued in any or all appropriate jurisdictions; (iii) the Company's processes or products will not infringe upon the patents of third parties; or (iv) the Company will have the resources to defend against charges of infringement by or protect its own patent rights against third parties. The inability of the Company to protect its patent rights or infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company also relies on trade secrets and proprietary knowledge, which it generally seeks to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. There can be no assurance, however, that these agreements have or in all cases will be obtained, that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known by competitors.

     There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. Most of the controlled release products that the Company is developing with its collaborators are generic versions of brand name controlled release products that are covered by one or more patents. Under the Waxman-Hatch Act when an applicant files an ANDA with the FDA for a generic version of a brand name product covered by an unexpired patent listed with the FDA, the applicant must certify to the FDA that such patent will not be infringed by the applicant's product or that such patent is invalid or unenforceable. Notice of such certification must be given to the patent owner and the sponsor of the NDA for the brand name product. If a patent infringement lawsuit is filed within 45 days of the receipt of such notice, the FDA will conduct a substantive review of the ANDA, but will not grant final marketing approval of the generic product until a final judgment on the patent suit is rendered in favor of the applicant or until 30 months (or such longer or shorter period as a court may determine) have elapsed from the date of the certification, whichever is sooner. Should a patent owner commence a lawsuit with respect to alleged patent infringement by the Company or its collaborators, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. To date, one such action has been commenced against one of the Company's collaborators and it is anticipated that additional actions will be filed as the Company's collaborators file additional ANDAs. The Company evaluates the probability of patent infringement litigation with respect to its collaborators' ANDA submissions on a case by case basis. The delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company is successful could have a material adverse effect on the Company's business, financial condition and results of operations.

     In May 1997, the Company's collaborator, Mylan, filed an ANDA with the FDA for a generic version of Procardia XL, a controlled release formulation of nifedipine. For a discussion of the litigation resulting from such filing, see "Business -- Litigation."

     In 1994, Boots filed in the European Patent Office ("EPO") an opposition to a patent granted by the EPO to the Company relating to its TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals. There can be no assurance that the Company will prevail in this matter. An unfavorable outcome could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

  FDA Regulation of Pharmaceutical Products

     All pharmaceutical manufacturers are subject to extensive regulation by the federal government, principally the FDA, and, to a lesser extent, by state and local governments. The Federal Food, Drug and Cosmetic Act (the "FDCA") and other federal statutes and regulations govern or influence the development, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration, product listing and FDA inspections.

     Drugs can be approved by the FDA based on three types of marketing applications: a new drug application ("NDA"), an abbreviated new drug application ("ANDA") or a license application under the Public Health Service Act. A full NDA must include complete reports of preclinical, clinical and other studies to prove adequately that the product is safe and effective for its intended use. The FDCA also provides for NDA submissions that may rely in whole or in part on publicly available clinical and other data on safety and efficacy under section 505(b)(2) of the FDCA. These types of NDAs may be appropriate for certain drugs containing previously approved active ingredients but differing with regard to other characteristics such as indications for use, dosage form or method of delivery.

     As an initial step in the FDA regulatory approval process for an NDA, preclinical studies are typically conducted in animal models to assess the drug's efficacy and to identify potential safety problems. The results of these studies must be submitted to the FDA as part of an Investigational New Drug ("IND") application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically clinical testing involves a three-phase process. Phase I trials are conducted with a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II trials are designed to provide additional information on dosing and preliminary evidence of product efficacy. Phase III trials are large scale studies designed to provide statistical evidence of efficacy and safety in humans. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of an NDA for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis and expense. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria.


     This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval.

     ANDAs may be submitted for generic versions of brand name drugs ("Listed Drugs") where the generic drug is the "same" as the Listed Drug with respect to active ingredient(s) and route of administration, dosage form, strength, and conditions of use recommended in the labeling. ANDAs may also be submitted for generic drugs that differ with regard to certain changes from a Listed Drug if the FDA has approved a petition from a prospective applicant permitting the submission of an ANDA for the changed product.

     Rather than safety and efficacy studies, the FDA requires data demonstrating that the ANDA drug formulation is bioequivalent to the Listed Drug. The FDA also requires labeling, chemistry and manufacturing information. FDA regulations define bioequivalence as the absence of a significant difference in the rate and the extent to which the active ingredient becomes available at the site of drug action when administered at the same molar dose under similar conditions in an appropriately designed study. If the approved generic drug is both bioequivalent and pharmaceutically equivalent to the Listed Drug, the agency will assign a code to the product in an FDA publication entitled "Approved Drug Products With Therapeutic Equivalence Evaluation." These codes will indicate whether the FDA considers the product to be therapeutically equivalent to the Listed Drug. The codes will be considered by third parties in determining whether the generic drug is therapeutically equivalent and fully substitutable for the Listed Drug and are relied upon by Medicaid and Medicare formularies for reimbursement.

     The Company's collaborator, Mylan, has filed an ANDA with the FDA for the 30 mg dosage strength of a generic version of Procardia XL, and the Company expects that its collaborators will file additional ANDAs to obtain approval to market other generic controlled release products. There can be no assurance that ANDAs will be suitable or available for such products, or that such products will receive FDA approval on a timely basis.

     Certain ANDA procedures for generic versions of controlled release products are the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval process for generic drugs. These requested changes include, among other things, tighter standards for certain bioequivalence studies and disallowance of the use by a generic drug manufacturer in its ANDA of proprietary data submitted by the original manufacturer as part of an original new drug application. The Company is unable to predict at this time whether the FDA will make any changes to its ANDA procedures as a result of such petitions or any future petitions filed by brand name drug manufacturers or the effect that such changes may have on the Company. Any changes in FDA regulations which make ANDA approvals more difficult could have a material adverse effect on the Company's business, financial condition and results of operations.

     Some products containing the Company's TIMERx formulation, such as controlled release formulations of approved immediate release drugs, will require the filing of an NDA. The FDA will not accept ANDAs when the delivery system or duration of drug availability differs significantly from the Listed Drug. However, the Company may be able to rely on existing publicly available safety and efficacy data to support section 505(b)(2) NDAs for controlled release products when such data exists for an approved immediate release version of the same chemical entity. However, there can be no assurance that the FDA will accept such section 505(b)(2) NDAs, or that the Company will be able to obtain publicly available data that is useful. The section 505(b)(2) NDA process is a highly uncertain avenue to approval because the FDA's policies on section 505(b)(2) NDAs have not yet been fully developed. There can be no assurance that an application submitted under section 505(b)(2) will be approved, or will be approved in a timely manner.

     Sponsors of ANDAs and section 505(b)(2) NDAs, with the exception of applications for certain antibiotic drugs, must include, as part of their applications, certifications with respect to certain patents on Listed Drugs that may result in significant delays in obtaining FDA approvals. Sponsors who believe that patents that are listed in an FDA publication entitled "Approved Drug Products With Therapeutic Equivalence Evaluations" are invalid, unenforceable, or not infringed, must notify the patent owner. If the patent owner initiates an infringement lawsuit against the sponsor within 45 days of the notice, the FDA's final approval of the ANDA or section 505(b)(2) NDA may be delayed for a period of thirty months or longer. This delay may also apply to other ANDAs or 505(b)(2) NDAs for the same Listed Drug. Moreover, the approval of an ANDA involved in such a patent lawsuit may under certain circumstances require a further delay in the final approval of other ANDAs for the same Listed Drug for an additional 180 days. In addition, recent court decisions have raised the possibility that, under some circumstances, ANDAs other than the first ANDA for a Listed Drug may be delayed indefinitely and thereby effectively denied approval if the drug that is the subject of the first ANDA is not brought to market.

     Under the Waxman-Hatch Act, an applicant who files the first ANDA with a certification of patent invalidity or non-infringement with respect to a product may be entitled to receive, if such ANDA is approved by the FDA, 180-day marketing exclusivity (a 180-day delay in approval of other ANDAs for the same drug) from the FDA. However, there can be no assurance that the FDA will not approve an ANDA filed by another applicant with respect to a different dosage strength prior to or during such 180-day marketing exclusivity period. For example, although Mylan has filed an ANDA for the 30 mg dosage strength of a generic version of Procardia XL, there can be no assurance that the ANDA filing by Biovail for the 60 mg dosage strength of a generic version of Procardia XL will not be approved prior to or during Mylan's 180-day marketing exclusivity period, if obtained for its ANDA.

     ANDAs and section 505(b)(2) NDAs are also subject to so-called market exclusivity provisions that delay the submission or final approval of the applications. The submission of ANDAs and section 505(b)(2) NDAs may be delayed for five years after approval of the Listed Drug if the Listed Drug contains a new active molecular entity. The final approval of ANDAs and section 505(b)(2) NDAs may also be delayed for three years where the Listed Drug or a modification of the Listed Drug was approved based on new clinical investigations. The three-year marketing exclusivity period would potentially be applicable to Listed Drugs with novel drug delivery systems.

     Sponsors of drug applications affected by patents may also be adversely affected by patent term extensions provided under the FDCA to compensate for patent protection lost due to time taken in conducting FDA required clinical studies or during FDA review of data submissions. Patent term extensions may not exceed five additional years nor may the total period of patent protection following FDA marketing approval be extended beyond 14 years. In addition, by virtue of the Uruguay Round Agreements Act of 1994 that ratified the General Agreement on Tariffs and Trade ("GATT"), certain brand name drug patent terms have been extended to 20 years from the date of filing of the pertinent patent applications (which can be longer than the former 17-year patent term starting from the date of patent issuance). Patent term extensions may delay the ability of the Company and its collaborators to use the Company's proprietary technology in the future, market new controlled release products, file section 505(b)(2) NDAs referencing approved products, or file ANDAs based on Listed Drugs when those approved products or Listed Drugs have acquired patent term extensions.

     Manufacturers of marketed drugs must conform to the FDA's cGMP standard or risk sanctions such as the suspension of manufacturing or the seizure of drug products and the refusal to approve additional marketing applications. The FDA conducts periodic inspections to implement these rules. There can be no assurance that a manufacturer's facility will be found to be in compliance with cGMP or other regulatory requirements. Failure to comply could result in significant delays in the development, testing and approval of products manufactured at such facility, as well as increased costs.

     Noncompliance with applicable requirements can also result in total or partial injunctions against production and/or distribution, refusal of the government to enter into supply contracts or to approve NDAs, ANDAs or biologics applications, criminal prosecution and product recalls. The FDA also has the authority to revoke for cause drug or biological approvals previously granted.

  FDA Regulation of Excipients


     Products sold for use as excipients in finished drug products are subject to regulation by the FDA with regard to labeling, product integrity and manufacturing. The FDA will not approve a drug for marketing without adequate assurances that the excipients are safe for use in the product. The FDA presumes certain excipients that are present in approved drug products currently marketed for human use to be safe. These excipients are listed by the FDA in a document known as the Inactive Ingredient Guide, or "IIG." All of the Company's pharmaceutical excipients other than ProSolv are listed in the IIG. While the FDA does not ordinarily require applicants for NDAs or ANDAs to submit data demonstrating the safety of excipients listed in the IIG, it may require evidence of safety in certain circumstances, such as when evidence is required to demonstrate that such excipients interact safely with other components of a drug product. For excipients not listed in the IIG, the FDA will generally require data, which may include clinical data, demonstrating the safety of the excipient for use in the product at issue. In the case of generic drug products approved based on bioequivalence to a reference drug, the FDA may in some cases (e.g., products for parenteral, ophthalmic, otic or topical use) require excipients that are identical to the excipients in the reference drug. There can be no assurance that the FDA will not require new clinical safety data to approve an application for a product with a Penwest excipient or that the FDA will approve such an application even if such clinical data are submitted.


  Foreign Regulatory Approval

     Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent marketing of such product in such countries. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for FDA approval.

     Under European Union ("EU") law, either of two approval procedures may apply to the Company's products: a centralized procedure, administered by the EMEA (the European Medicines Evaluation Agency); or a decentralized procedure, which requires approval by the medicines agency in each EU Member State where the Company's products will be marketed. The centralized procedure is mandatory for certain biotechnology products and available at the applicant's option for certain other products. Although the decentralized procedure requires approval by the medicines agency in each EU Member State where the products will be marketed, there is a mutual recognition procedure under which the holder of marketing approval from one EU Member State may submit an application to one or more other EU Member States, including a certification to the effect that the application is identical to the application which was originally approved or setting forth the differences between the two applications. Within 90 days of such application, each EU Member State will be required to determine whether to recognize the prior approval.

     Whichever procedure is used, the safety, efficacy and quality of the Company's products must be demonstrated according to demanding criteria under EU law and extensive nonclinical tests and clinical trials are likely to be required. In addition to premarket approval requirements, national laws in EU Member States will govern clinical trials of the Company's products, adherence to good manufacturing practice, advertising and promotion and other matters. In certain EU Member States, pricing or reimbursement approval may be a legal or practical precondition to marketing.

     A procedure for abridged applications for generic products also exists in the EU. The general effect of the abridged application procedure is to give scope for the emergence of generic competition once patent protection has expired and the original product has been on the market for at least six or ten years. Independent of any patent protection, under the abridged procedure, new products benefit in principle from a basic six or ten year period of protection (commencing with the date of first authorization in the EU) from abridged applications for a marketing authorization. The period of protection in respect of products derived from certain biotechnological processes or other high-technology medicinal products viewed by the competent authorities as representing a significant innovation is ten years. Further, each EU Member State has discretion to extend the basic six-year period of protection to a ten-year period to all products marketed in its territory. Certain EU Member States have exercised such discretion. The protection does not prevent another company from making a full application supported by all necessary pharmacological, toxicological and clinical data within the period of protection. Abridged applications can be made principally for medicinal products which are essentially similar to medicinal products which have been authorized for either six or ten years. Under the abridged application procedure, the applicant is not required to provide the results of pharmacological and toxicological tests or the results of clinical trials. For such abridged applications, all data concerning manufacturing quality and bioavailability are required. The applicant submitting the abridged application generally must provide evidence or information that the drug product subject to this application is essentially similar to that of the referenced product in that it has the same qualitative and quantitative composition with respect to the active ingredient and the same dosage form, and is similar in bioavailability as the referenced drug.

     The Company's European excipients manufacturing operations are subject to a variety of laws and regulations, including environmental and good manufacturing practices regulations.

  Other Regulations

     The Company is governed by federal, state and local laws of general applicability, such as laws regulating working conditions and environmental protection. Certain drugs that the Company is developing are subject to regulations under the Controlled Substances Act and related statutes.

PRICING AND THIRD-PARTY REIMBURSEMENT

     The commercialization of the controlled release product candidates under development by the Company and its collaborators depends in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other third party payors, such as health maintenance organizations and managed care organizations. The generic versions of controlled release products being developed by the Company and its collaborators may be assigned an AB rating if the FDA considers the product to be therapeutically equivalent to the branded controlled release drug. Failure to obtain an AB rating from the FDA would indicate that for certain purposes the drug would not be deemed to be therapeutically equivalent, would not be fully substitutable for the branded controlled release drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement.

     Third-party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals. Cost control initiatives could decrease the price that the Company or any of its collaborators receives for their drugs and have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's collaborators, the Company's ability to commercialize its products and to realize royalties may be adversely affected. Moreover, health care reform has been, and may continue to be, an area of national and state focus, which could result in the adoption of measures that adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. The Company's business, financial condition and results of operations could be materially adversely affected if adequate coverage and reimbursement levels are not provided by government and other third-party payors for the products of the Company and its collaborators.

PRODUCT LIABILITY INSURANCE

     The design, development, and manufacture of the Company's products involve an inherent risk of product liability claims. The Company faces the risk of product liability claims in the event that the use of its products is alleged to have resulted in harm to a patient or subject. Such risks exist even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. The Company is currently covered by primary product liability insurance maintained by

Penford in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $5.0 million which can also be used for product liability insurance. The Company is currently seeking to obtain comparable coverage immediately following the Distribution. The Company believes that such coverage is adequate for its current operations, and will seek to increase its coverage prior to the commercial introduction of its controlled release product candidates. There can be no assurance that the coverage limits of the Company's insurance will be sufficient to offset potential claims or that the Company will be able to obtain comparable coverage following the Distribution at a similar cost to the Company. Product liability insurance is expensive and difficult to procure and may not be available in the future on acceptable terms or in sufficient amounts, if available at all. However, since some of the Company's collaborators require the Company to maintain product liability insurance coverage as a condition to doing business with the Company, the Company intends to take all reasonable steps necessary to maintain such insurance coverage. A successful claim against the Company in excess of its insurance coverage could have a material adverse effect upon the Company's business, financial condition and results of operations.


LITIGATION


     In May 1997, one of the Company's collaborators, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a controlled release formulation of nifedipine. Bayer and ALZA own patents listed for Procardia XL (the last of which expires in 2010), and Pfizer is the sponsor of the NDA and markets the product. In connection with the ANDA filing, Mylan certified to the FDA that Nifedipine XL does not infringe these Bayer or ALZA patents and notified Bayer, ALZA and Pfizer of such certification. Bayer and Pfizer sued Mylan in the United States District Court for the Western District of Pennsylvania, alleging that Mylan's product infringes Bayer's patent. The Company has been informed by Mylan that ALZA does not believe that the notice given to it complied with the requirements of the Waxman-Hatch Act, and there can be no assurance that ALZA will not sue Mylan for patent infringement or take any other actions with respect to such notice. Mylan has advised the Company that it intends to contest vigorously the allegations made in the lawsuit. However, there can be no assurance that Mylan will prevail in this litigation or that it will continue to contest the lawsuit. If the litigation results in a determination that Nifedipine XL infringes Bayer's patent, Nifedipine could not be marketed in the United States until such patent expired. An unfavorable outcome or protracted litigation for Mylan would materially adversely affect the Company's business, financial condition and results of operations. Delays in the commercialization of Nifedipine XL could occur because the FDA will not grant final marketing approval of Nifedipine XL until a final judgment on the patent suit is rendered in favor of Mylan by the district court, or in the event of an appeal, by the court of appeals, or until 30 months (or such longer or shorter period as the court may determine) have elapsed from the date of Mylan's certification, whichever is sooner.


     In 1993, Pfizer filed a "citizen's petition" with the FDA, claiming that its Procardia XL formulation constituted a unique delivery system and that a drug with a different release mechanism such as the TIMERx controlled release system cannot be considered the same dosage form and approved in an ANDA as bioequivalent to Procardia XL. In August 1997, the FDA rejected Pfizer's citizen's petition. In July 1997, Pfizer also sued the FDA in the District Court of the District of Columbia, claiming that the FDA's acceptance of Mylan's ANDA filing for Nifedipine XL was contrary to law, based primarily on the arguments stated in its citizen's petition. Mylan and the Company intervened as defendants in this suit. In April 1998 the District Court of the District of Columbia rejected Pfizer's claim, and in May 1998, Pfizer appealed the District Court's decision. There can be no assurance that the FDA, Mylan and the Company will prevail in this litigation. An outcome in this litigation adverse to Mylan and the Company would result in Mylan being required to file a suitability petition in order to maintain the ANDA filing or to file an NDA with respect to Nifedipine XL, each of which would be expensive and time consuming. An adverse outcome also would result in Nifedipine XL becoming ineligible for an "AB" rating from the FDA. Failure to obtain an AB rating from the FDA would indicate that for certain purposes Nifedipine XL would not be deemed to be therapeutically equivalent to the referenced branded drug, would not be fully substitutable for the referenced branded drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement. Any such failure would have a material adverse effect on the Company's business, financial condition and results of operations. If any of such events occur, Mylan may terminate its efforts with respect to Nifedipine XL, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that Pfizer or others will not pursue additional regulatory initiatives and lawsuits with respect to Procardia XL and Nifedipine XL.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

     For financial information about the Company's foreign and domestic operations and export sales, see Note 12 of Notes to Consolidated Financial Statements.

FACILITIES

     The Company's executive, administrative, research, small-scale production and warehouse facilities, comprising approximately 55,000 square feet, currently are located in a single facility on a 15 acre site owned by the Company in Patterson, New York.

     The Company owns a facility in Cedar Rapids, Iowa where it manufactures and packages pharmaceutical excipients. The facility is a 35,000 square foot building containing manufacturing and administrative space. The Company also manufactures pharmaceutical excipients in a 15,000 square foot facility leased by the Company in Nastola, Finland, which lease renews annually with a two-year notification of termination period for either party.

     The Company believes that all its present facilities are well maintained and in good operating condition.

EMPLOYEES

     As of March 31, 1998, the Company employed 120 persons, of which 75 were involved in research and development, administration and sales and marketing activities in Patterson, New York, 20 were involved in manufacturing operations at the Company's facility in Nastola, Finland, 19 were involved in manufacturing operations at the Company's facility in Cedar Rapids, Iowa and six were involved in sales activities in the Company's European sales offices.

     Other than the Company's employees in Finland who are covered by a national collective bargaining agreement, none of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of the Distribution Date will be as follows:

NAME                                        AGE                         POSITION
----                                        ---                         --------
Tod R. Hamachek(1)........................  52    Chairman of the Board and Chief Executive Officer
John V. Talley, Jr. ......................  42    President, Chief Operating Officer and Director
Anand R. Baichwal, Ph.D. .................  43    Senior Vice President, Research and Development
Stephen J. Berte, Jr. ....................  43    Vice President, Marketing and Sales
Jennifer L. Good..........................  33    Vice President, Finance, Chief Financial Officer and
                                                    Secretary
Paul K. Wotton, Ph.D. ....................  37    Vice President, Business Development
Paul E. Freiman(1)(3).....................  63    Director
Jere E. Goyan, Ph.D.(2)...................  67    Director
Rolf H. Henel(2)..........................  60    Director
Robert J. Hennessey(1)(3).................  56    Director
N. Stewart Rogers(2)(3)...................  68    Director

---------------
(1) Member of Executive Committee.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.

     Tod R. Hamachek has served as Chairman of the Board and Chief Executive Officer of the Company since October 1997. Mr. Hamachek has served as President and Chief Executive Officer of Penford since 1985 and as director of Penford since 1983, but will resign from these positions effective upon the Distribution Date. Mr. Hamachek is a director of DEKALB Genetics Corporation and Northwest Natural Gas Company.

     John V. Talley, Jr. has served as President of the Company since December 1993 and was named Chief Operating Officer and a director of the Company on October 8, 1997. Mr. Talley has served as a Vice President of Penford since 1993 but will resign from that position effective upon the Distribution Date. Prior to joining the Company, Mr. Talley served in a variety of positions at Sanofi from 1989 to 1993, including Vice President of Marketing from 1992 to 1993 and Vice President, Marketing of the Hospital Products Division from 1989 to 1992. From 1979 to 1989, Mr. Talley served in the New Product Development and Marketing Department of Sterling Drug where he was responsible for the marketing of prescription drugs in the United States.

     Dr. Anand R. Baichwal has served as Senior Vice President, Research and Development of the Company since January 1997, after serving in a variety of positions for the Company since 1987, including Vice President, Technology from 1994 to 1997, Vice President, Research and Development from 1993 to 1994, Director of Commercial Development from 1991 to 1993 and Director of Research and Development and Technical Affairs from 1987 to 1991. Dr. Baichwal is a co-inventor of the TIMERx technology. See "Certain Transactions."

     Stephen J. Berte, Jr. has served as Vice President, Marketing and Sales of the Company since January 1995. Prior to joining the Company, Mr. Berte served in a variety of positions at Sanofi, including Senior Director of New Product Development from 1992 to 1995, Director of Marketing from 1990 to 1992, Senior Product Manager from 1989 to 1990, Product Manager from 1988 to 1989 and Assistant Project Manager for injectable drugs from 1987 to 1988.

     Jennifer L. Good has served as Vice President, Finance of the Company since March 1997 and was named Chief Financial Officer of the Company on October 8, 1997. Prior to joining the Company, Ms. Good served as Corporate Director of Finance and Secretary of Penford from 1996 to March 1997 and as Corporate Controller of Penford from 1993 to 1996. From 1987 to 1993, Ms. Good was employed by Ernst & Young LLP as an audit manager.

     Dr. Paul K. Wotton has served as Vice President, Business Development of the Company, since November 1994, after serving in a variety of positions for the Company since 1989, including Director of Business Development from 1993 to 1994 and Product Manager (Europe) from 1991 to 1993. Prior to joining the Company, Dr. Wotton served as a Project Manager at Abbott Laboratories, a pharmaceutical company ("Abbott"), from 1987 to 1989 and as a Research Pharmacist at Merck and Co., Inc. ("Merck"), a pharmaceutical company, from 1985 to 1987.

     Paul E. Freiman has served as a director of the Company since October 1997 and as a director of Penford since April 1996, but will resign as a director of Penford at its next annual meeting of shareholders. Mr. Freiman has served as President of Neurobiological Technologies, Inc., a biotechnology company, since May 1997 and as Chairman of the Board of Digital Gene Technologies, a biotechnology company, since February 1995. From 1990 to 1995, Mr. Freiman served as Chairman and Chief Executive Officer of Syntex Corporation, a pharmaceutical company. Mr. Freiman is a director of Calypte Biomedical Corporation, a biotechnology company.

     Dr. Jere E. Goyan has served as a director of the Company since October 1997. Dr. Goyan has been the President and Chief Operating Officer of Alteon Corporation ("Alteon"), a biopharmaceutical company, since April 1993. Dr. Goyan also served as the Acting Chief Executive Officer of Alteon from June 1993 to February 1994 and as Senior Vice President, Research and Development of Alteon from January 1993 through April 1993. Dr. Goyan is Professor Emeritus of Pharmacy and Pharmaceutical Chemistry and Dean Emeritus of the School of Pharmacy, University of California, San Francisco ("UCSF"). He has been on the faculty of the School of Pharmacy at UCSF since 1963. He took a leave of absence from 1979 to 1981 to serve as Commissioner of Food and Drugs of the United States (FDA). Dr. Goyan is a director of ATRIX Laboratories, Inc., Emisphere Technologies, Inc. and SciClone Pharmaceuticals, Inc., each a biopharmaceutical firm, and Boehringer Ingelheim Pharmaceuticals, Inc., a pharmaceutical company.

     Rolf H. Henel has served as a director of the Company since October 1997. Mr. Henel has served as Executive Director of Performance Effectiveness Corp., a consulting firm for the pharmaceutical industry, since June 1995 and as a partner of Naimark & Associates P.C., a consulting firm for the healthcare industry, since September 1994. From 1978 to 1993, Mr. Henel served in a variety of positions at American Cyanamid Co., a pharmaceutical company, most recently as President of Lederle International, a division of American Cyanamid Co. Mr. Henel is a director of SciClone Pharmaceuticals, Inc.


     Robert J. Hennessey has served as a director of the Company since October 1997. Mr. Hennessey has served as Chairman of the Board and Chief Executive Officer of Genome Therapeutics Corp., a biotechnology company, since March 1993. From 1990 to 1993, Mr. Hennessey served as the President of Hennessey & Associates Ltd., a strategic consulting firm to biotechnology and healthcare companies. Prior to 1990, Mr. Hennessey held a variety of management positions at Merck, SmithKline, Abbott and Sterling Drug. Mr. Hennessey is also a director of Virus Research Institute, Inc., a biotechnology company, and Repligen, Inc., a biotechnology company.


     N. Stewart Rogers has served as a director of the Company since October 1997 and as Chairman of the Penford Board since 1990 and as a director of Penford since 1983. Mr. Rogers is also a director of Fluke Corporation, an electronic test instrument manufacturer, Royal Pakhoed N.V. (The Netherlands), a chemical logistics and distribution company, and VWR Scientific Products Corporation, a laboratory supply company.

BOARD OF DIRECTORS' COMMITTEES AND OTHER INFORMATION

     Each officer of the Company is elected by the Board on an annual basis and serves until his or her successor has been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

     The Board is divided into three classes, each of whose members serves for a staggered three-year term. The Board consists of three Class I directors (Mr. Freiman, Mr. Henel and Mr. Rogers), two Class II directors (Dr. Goyan and Mr. Talley) and two Class III directors (Mr. Hamachek and Mr. Hennessey). At each annual meeting of shareholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose term is then expiring. The terms of the Class I directors, Class II directors and Class III directors expire at the annual meeting of shareholders to be held in 2001, 1999 and 2000, respectively. It is the Company's policy that when the Chairman of the Board and the Chief Executive Officer is the same person, the Board will appoint one of its members as a Lead Director to chair meetings of the Board and for certain other purposes. Mr. Freiman has been appointed Lead Director.

     Under the terms of the Separation and Distribution Agreement, the Company has agreed that during the period during which Penford's guaranty of the Credit Facility is effective, and subject to the exercise by the Board of Directors of Penwest of its fiduciary duties, Penwest will use its reasonable best efforts to assure that at least one person designated by Penford is elected to serve on the Board of Directors of the Company. The initial director designated by Penford is Mr. Rogers.

     The Board has established a Compensation Committee, an Audit Committee and an Executive Committee. The Compensation Committee makes recommendations to the Board with respect to the compensation of directors and executive officers of the Company. The Compensation Committee also supervises the Company's employee benefit plans. The Compensation Committee consists of Messrs. Freiman, Hennessey and Rogers.

     The Audit Committee recommends to the Board the selection of the independent auditors, reviews the proposed scope of the independent audit, reviews the annual financial statements and the independent auditor's report, reviews the independent auditor's recommendations relating to accounting, internal controls and other matters, and reviews internal controls and accounting procedures with management. The Audit Committee consists of Messrs. Henel and Rogers and Dr. Goyan.

     The Executive Committee exercises all powers and authority of the Board with certain exceptions as provided under Washington law. The Executive Committee consists of Messrs. Freiman, Hamachek and Hennessey.

DIRECTOR COMPENSATION


     Each non-employee director of the Company is paid an annual retainer of $7,500 ($14,500 in the case of the Lead Director) and is paid $1,500 for personal or telephone attendance at a Board or committee meeting. Each director may elect to receive these fees in the form of stock options under the Company's 1997 Equity Incentive Plan (the "1997 Plan"), which options, if elected, will be granted as of the date such fees are earned to purchase the number of shares of Common Stock determined by dividing the amount of the fees earned by 25% of the fair market value of one share of Common Stock on the grant date. The exercise price of such options will equal 75% of the fair market value of one share of Common Stock on the grant date and will be immediately exercisable. In addition, each non-employee director is reimbursed for expenses in connection with attendance at Board and committee meetings.



     Non-employee directors will also be granted annual options under the 1997 Plan to purchase 7,000 shares of Common Stock on September 1 of each year commencing in 1998. All such options will vest on the first anniversary of the date of grant. However, the exercisability of these options will be accelerated upon the occurrence of a change in control of the Company. The exercise price of all such options granted will equal the fair market value of one share of Common Stock on the grant date.

     Upon the Distribution Date with respect to the Company's then non-employee directors and upon the date of the initial election of any non-employee director thereafter, each non-employee director will receive the right to receive up to 7,500 shares of Common Stock under the 1997 Plan on the earlier of (i) the date four years from the date of grant or (ii) the date upon which such director ceases to be a director by reason of death, permanent disability, resignation or retirement. The right to receive these shares will vest in four equal annual installments commencing upon the first anniversary of the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the Company's Compensation Committee are Messrs. Freiman, Hennessey and Rogers, none of whom are employees of the Company.

EXECUTIVE COMPENSATION


     The following table sets forth the compensation paid by the Company or Penford in the years ended December 31, 1997 and December 31, 1996 to the Company's Chief Executive Officer and to the Company's other executive officers whose annual salary and bonus exceeded $100,000 in the year ended December 31, 1997 (collectively, the "Named Executive Officers").


                           SUMMARY COMPENSATION TABLE


                                                                         LONG-TERM
                                                                        COMPENSATION
                                                                           AWARDS
                                                                        ------------
                                                                         SECURITIES
                                                ANNUAL COMPENSATION      OF PENFORD
                                               ----------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION(1)          YEAR    SALARY        BONUS      OPTIONS(2)    COMPENSATION(3)
------------------------------          ----   --------      --------   ------------   ---------------

Tod R. Hamachek(4)(5).................  1997   $340,000      $453,934           0          $19,352
  Chairman of the Board and             1996    340,006       123,636      96,000           19,702
  Chief Executive Officer

Edmund O. Belsheim, Jr.(4)(6).........  1997    190,000       156,104           0           10,768
  Senior Vice President, Corporate      1996     40,923             0      53,000                0
  Development and General Counsel

John V. Talley, Jr. ..................  1997    188,846       103,896           0           10,611
  President and Chief Operating         1996    180,000        58,183      19,000            8,403
  Officer

Anand R. Baichwal, Ph.D.(7)...........  1997    114,269        39,827           0            8,642
  Senior Vice President,                1996     96,000        19,000       6,000            6,101
  Research and Development

Stephen J. Berte, Jr. ................  1997    122,076        31,481           0            7,062
  Vice President, Marketing and Sales   1996    119,000        17,927      10,000            4,745


---------------
(1) In accordance with the rules of the Commission, this table and the stock option grant table and the stock option exercise table which follow present information concerning the Company's Chief Executive Officer and its four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 (determined by reference to total annual salary and bonus earned by such officers) for the year ended December 31, 1997.


(2) Represents options to purchase common stock of Penford granted to the Named Executive Officers in 1996.



(3) Represents Penford's matching and profit sharing contributions under the Penford Savings and Stock Ownership Plan and premiums paid on behalf of the Named Executive Officers for supplemental life and disability insurance plans.

(4) Messrs. Hamachek and Belsheim earned the compensation set forth above for services rendered to Penford in their capacities as President and Chief Executive Officer of Penford and Vice President, Corporate Development and General Counsel of Penford, respectively.



(5) In February 1998, Penford loaned $1,215,000 to Mr. Hamachek, which loan was secured by Mr. Hamachek's homes in Washington and Connecticut. Such loan bears interest at a rate equal to Penford's then current borrowing rate. All outstanding principal and accrued interest under such loan must be repaid by Mr. Hamachek on August 31, 1998. As of May 31, 1998, existing indebtedness under the loan equalled $1,234,399. This loan will not be assumed by the Company following the Distribution and will remain with Penford.



(6) Mr. Belsheim, who joined Penford in September 1996, has advised the Company that he will resign as Senior Vice President, Corporate Development and General Counsel as of the Distribution Date.



(7) For a discussion of certain other amounts payable to Dr. Baichwal, see "Certain Transactions."


  Option Grants

     No options to purchase shares of common stock of Penford or Penwest Common Stock were granted to the Named Executive Officers during the fiscal year ended December 31, 1997. In addition, no options to purchase shares of Penford common stock have been granted to the Named Executive Officers since December 31, 1997.

     The Company intends to grant stock options under the 1997 Plan to purchase an aggregate of 1,010,000 shares of Common Stock to its employees and officers, following the Distribution Date, at an exercise price equal to the fair market value of the Common Stock as of the date of grant, of which it is expected options to purchase 300,000 shares, 175,000 shares, 75,000 shares and 130,000 shares would be granted to Mr. Hamachek, Mr. Talley, Mr. Berte and Dr. Baichwal, respectively. These options will be exercisable in four equal annual installments commencing on the first anniversary of the Distribution Date and will become exercisable in full upon a change in control of the Company (as defined).

     Stock options will also be granted to employees of the Company, including Mr. Hamachek, Mr. Talley, Mr. Berte and Dr. Baichwal, under the Company's 1998 Spinoff Option Plan. See "Employee Benefit Plans -- 1998 Spinoff Option Plan," and "Arrangements between the Company and Penford -- Separation and Distribution Agreement -- Treatment of Options."

  Stock Options Held as of Year-End

     The following table sets forth certain information concerning each exercise of a stock option to purchase common stock of Penford during the year ended December 31, 1997 by a Named Executive Officer, and the number and value of unexercised stock options to purchase shares of common stock of Penford held by each of the Named Executive Officers as of December 31, 1997. No Named Executive Officer held any stock options to purchase shares of the Company's Common Stock as of December 31, 1997.

                       AGGREGATE OPTION EXERCISES IN 1997
                           AND YEAR-END OPTION VALUES

                                                              NUMBER OF SHARES
                                                                 OF PENFORD
                                                         ---------------------------      VALUE OF UNEXERCISED
                               NUMBER OF                   UNDERLYING UNEXERCISED             IN-THE-MONEY
                               SHARES OF                        OPTIONS AS OF                 OPTIONS AS OF
                                PENFORD                     DECEMBER 31, 1997(#)         DECEMBER 31, 1997($)(1)
                              ACQUIRED ON     VALUE      ---------------------------   ---------------------------
NAME                           EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          -----------   ----------   -----------   -------------   -----------   -------------
Tod R. Hamachek.............    225,000     $2,118,825     34,000         62,000        $583,500      $1,250,500
Edmund O. Belsheim, Jr. ....         --             --     13,250         39,750         220,813         662,437
John V. Talley, Jr. ........         --             --     12,750         56,250         176,375         819,625
Anand R. Baichwal...........         --             --      5,200         10,800          77,350         169,400
Stephen J. Berte, Jr. ......         --             --      2,000          8,000          34,750         139,000

---------------
(1) Value is based on the difference between the option exercise price and the fair market value of shares of common stock of Penford as of December 31, 1997 ($35 per share as quoted on the Nasdaq National Market).

  Penford Retirement Plan

     Penford has a defined benefit retirement plan (the "Retirement Plan"). The table below shows the estimated annual benefits payable on retirement under the Retirement Plan to persons in the specified compensation and years of service classifications. The retirement benefits shown are based upon retirement at age 65 and the payments of a single-life annuity to the employee using current average Social Security wage base amounts and are not subject to any deduction for Social Security or other offset amounts. With certain exceptions, the Code restricts to an aggregate amount of $120,000 (subject to cost of living adjustments) the annual pension that may be paid by an employer from a plan which is qualified under the Code. The Code also limits the covered compensation which may be used to determine benefits to $150,000. The Penford Board has established supplemental benefits for certain highly compensated employees to whom this limit applies or will apply in the future, so that these employees will obtain the benefit of the formula that would have applied in the absence of the limitation. Named Executive Officers entitled to receive supplemental benefits as of December 31, 1997 were Messrs. Hamachek and Talley.


                              RETIREMENT BENEFITS


                                                         YEARS OF SERVICE
                                             -----------------------------------------
COVERED COMPENSATION(1)                         20         25         30         35
-----------------------                      --------   --------   --------   --------
$200,000...................................  $ 57,569   $ 71,961   $ 86,353   $100,745
 300,000...................................    87,569    109,461    131,353    153,245
 400,000...................................   117,569    146,961    176,353    205,745
 500,000...................................   147,569    184,461    221,353    258,245
 600,000...................................   177,569    221,961    266,353    310,745
 700,000...................................   207,569    259,461    311,353    363,245
 800,000...................................   237,569    296,961    356,353    415,745
 900,000...................................   267,569    334,461    401,353    468,245

---------------
(1) Represents the highest average annual earnings during five consecutive calendar years of service.

     Compensation of Named Executive Officers covered by the Retirement Plan includes salaries and bonuses as shown in the salary and bonus columns of the Summary Compensation Table.

     As of December 31, 1997, the approximate years of credited service (rounded to the nearest year) under the Retirement Plan of the Named Executive Officers were: Mr. Hamachek, 14, Mr. Belsheim, 1, Mr. Talley, 4, Dr. Baichwal, 10, and Mr. Berte, 3.

     Under the Employee Benefits Agreement between Penford and the Company, Penford will freeze all benefit accruals of employees of the Company under this plan as of the Distribution Date and will thereafter distribute to each employee his or her fully vested interest in the form of a lump sum payment or an annuity. See "Arrangements Between the Company and Penford."

EMPLOYEE BENEFIT PLANS

  1997 Equity Incentive Plan

     The Company's 1997 Plan was adopted by the Company in October 1997. The 1997 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards, including the grant of securities convertible into Common Stock and the grant of stock appreciation rights (collectively "Awards"). A total of 2,660,000 shares of Common Stock may be issued pursuant to Awards granted under the 1997 Plan.

     Optionees receive the right to purchase a specified number of shares of Common Stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Awards may be granted at an exercise price which may be less than, equal to or greater than the fair market value of the Common Stock on the date of grant subject to the limitations described below. Incentive stock options may not be granted at an exercise price less than the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). Options may not be granted for a term in excess of ten years. The 1997 Plan permits the Board to determine the manner of payment of the exercise price of options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to the Company of shares of Common Stock, by delivery to the Company of a promissory note, or any combination of the foregoing.

     Restricted stock Awards entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award.

     Under the 1997 Plan, the Board has the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including the grant of securities convertible into Common Stock and the grant of stock appreciation rights.

     Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted Awards under the 1997 Plan. However, incentive stock options may only be granted to employees. The maximum number of shares with respect to which an Award may be granted to any participant under the 1997 Plan may not exceed 380,000 shares per calendar year.

     As of the date of adoption of the 1997 Plan, all the Company's employees were eligible to receive Awards under the 1997 Plan. The granting of Awards under the 1997 Plan is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular person or group.

     The 1997 Plan is administered by the Board. The Board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1997 Plan and to interpret the provisions of the 1997 Plan. Pursuant to the terms of the 1997 Plan, the Board may delegate authority under the 1997 Plan to one or more committees of the Board, and subject to certain limitations, to one or more executive officers of the Company. The Board has authorized the Compensation Committee to administer certain aspects of the 1997 Plan, including the granting of options to executive officers. Subject to any applicable limitations contained in the 1997 Plan, the Board, the Compensation Committee or any other committee or executive officer to whom the Board delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of Common Stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, (iii) the duration of options, and (iv) the number of shares of Common Stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

     The Board is required to make appropriate adjustments in connection with the 1997 Plan and any outstanding Awards to reflect stock dividends, stock splits and certain other events. In the event of a merger, liquidation or other Acquisition Event (as defined in the 1997 Plan), the Board is authorized to provide for outstanding options or other stock-based Awards to be assumed or substituted for, to accelerate the Awards to make them fully exercisable prior to consummation of the Acquisition Event or to provide for a cash out of the value of any outstanding options. If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of Common Stock covered by such Award will again be available for grant under the 1997 Plan.

     The Company intends to grant stock options under the 1997 Plan to purchase an aggregate of 1,010,000 shares of Common Stock to its employees and officers following the Distribution Date, at an exercise price equal to the fair market value of the Common Stock as of the date of grant. See "Management -- Executive Compensation -- Option Grants."

  1997 Employee Stock Purchase Plan

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company in October 1997. The Purchase Plan authorizes the issuance of up to a total of 228,000 shares of Common Stock to participating employees at a discount from fair market value. The Purchase Plan is intended to qualify as an employee stock purchase plan within Section 423 of the Code.

     All employees of the Company, including directors of the Company who are employees and all employees of any designated subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary are not eligible to participate. Following this Distribution, all the Company's full-time employees as of the date of adoption of the Purchase Plan will be eligible to participate in the Purchase Plan.

     On the first day of a designated payroll deduction period (the "Offering Period"), the Company will grant to each eligible employee who has elected to participate in the Purchase Plan an option to purchase shares of Common Stock as follows: the employee may authorize an amount (a whole percentage from 1% to 10% of such employee's regular pay) to be deducted by the Company from such pay during an Offering Period. On the last day of such Offering Period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Purchase Plan, the option price is an amount equal to 85% of the fair market value per share of the Common Stock on either the first day or the last day of each Offering Period, whichever is lower. In no event may an employee purchase in any one Offering Period a number of shares which is more than the number determined by dividing $12,500 by the closing price of a share of Common Stock on the commencement date of each Offering Period. The Compensation Committee may, at its discretion, choose an Offering Period of 12 months or less for each of the offerings and choose a different Offering Period for each offering.

     If an employee is not a participant on the last day of an Offering Period, such employee is not entitled to exercise any option, and the amount of such employee's accumulated payroll deductions will be refunded without interest. An employee's rights under the Purchase Plan terminate upon voluntary withdrawal from the Purchase Plan at any time, or when such employee ceases employment for any reason.

  1998 Spinoff Option Plan


     The Company's 1998 Spinoff Option Plan (the "Spinoff Plan") was adopted by the Company in June 1998. The Spinoff Plan provides for the grant of stock options to employees of Penwest and non-employee directors of Penford who hold options to purchase Penford common stock as of the Distribution Date. Such Penwest employees and Penford directors held, as of May 31, 1998, options to purchase an aggregate of 370,864 shares of Penford common stock under Penford's stock option plans (the "Penford Options").



     Generally, under such plans, outstanding vested options may be exercised during the 90-day or one-year period following termination of employment and unvested options lapse upon termination of employment. As of the Distribution Date, the Penwest employees will cease to be deemed employees of Penford under the terms of Penford's stock option plans. As a result, as of the Distribution Date, options to purchase shares of Common Stock will be granted to the Company's employees under the Spinoff Plan in replacement of the outstanding Penford Options. The exercise price and the number of replacement options will be calculated so as to preserve the Penford Options' approximate value as of the Distribution Date. To accomplish this, (i) the number of shares of Common Stock covered by options under the Spinoff Plan will be determined by multiplying the number of shares of Penford common stock subject to each outstanding Penford Option by the average of the high and low trading prices of the Penford common stock on the Nasdaq National Market on the Distribution Date and then dividing the result by the average of the high and low trading prices of the Common Stock on the Nasdaq National Market on the trading day immediately following the Distribution Date, and (ii) the exercise price of such options will be determined by multiplying the exercise price of the Penford Option by the average of the high and low trading prices of the Common Stock on the Nasdaq National Market on the trading day immediately following the Distribution Date and then dividing the result by the average of the high and low trading prices of the Penford common stock on the Nasdaq National Market on the Distribution Date. Fractions will be rounded to the next highest share and next lowest cent, respectively. Substantially all other terms and conditions of the Penford Options will be reflected in the replacement options, including the continuation of the remaining portions of their original vesting schedules and their ten-year terms.



     Non-employee directors will retain their existing Penford Options, but will also receive options to purchase Common Stock under the Spinoff Plan corresponding to such Penford Options. The exercise price and the number of options to be granted will be calculated in conjunction with adjustments to such directors' Penford Options so as to preserve the Penford Options' approximate value as of the Distribution Date.


     The Spinoff Plan will be administered by the Board. The Board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Spinoff Plan and to interpret the provisions of the Spinoff Plan. The Board is required to make appropriate adjustments in connection with the Spinoff Plan and any outstanding options to reflect stock dividends, stock splits and certain other events. In the event of a merger, liquidation or other Acquisition Event (as defined in the Spinoff Plan), the Board is authorized to provide for outstanding options to be assumed or substituted for, to accelerate the vesting of the options to make them fully exercisable prior to consummation of the Acquisition Event or to provide for a cash out of the value of any outstanding options. The Board may not grant any additional options under the Spinoff Plan. If any option expires or is terminated, surrendered, canceled or forfeited, the unused shares of Common Stock covered by such option will cease to again be available for grant under the Spinoff Plan.

                              CERTAIN TRANSACTIONS

     Since January 1, 1995, the Company has not engaged in any transactions with the directors or officers of the Company or Penford except as described below.

     Under a Recognition and Incentive Agreement (as amended, the "Baichwal Agreement") with Anand Baichwal, the Company's Senior Vice President, Research and Development, the Company is obligated to pay to Dr. Baichwal on an annual basis in arrears (i) one-half of one percent of the Company's Net Sales (as defined in the Baichwal Agreement) of TIMERx Material (as defined in the Baichwal Agreement) to third parties, (ii) one-half of one percent of royalties received by the Company under licenses, collaborations or other exploitation agreements with third parties with respect to the sale, license, use or exploitation by such third parties of products based on or incorporating the TIMERx Material, and (iii) one-half of one percent of payments made in lieu of such Net Sales or royalties and received by the Company. Such payments cease in the event that Dr. Baichwal's employment is terminated for cause. The Baichwal Agreement also contains non-competition and non-solicitation provisions which expire two years after the termination of his employment.

     For a description of the stock options granted and other securities to the directors and officers of the Company, see "Management -- Director Compensation" and "Management -- Executive Compensation."

     For a description of the Company's arrangements with Penford, see "Arrangements between the Company and Penford."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Penford will own all of the outstanding shares of Common Stock until the Distribution. Following the completion of the Distribution, Penford will own no shares of Common Stock.

     The following table sets forth certain information regarding the Penford beneficial ownership of the Common Stock expected to be received on the Distribution Date by (i) each person who is expected by the Company to beneficially own five percent or more shares of Common Stock, (ii) each director and Named Executive Officer of the Company and (iii) all directors and executive officers of the Company as a group. The information set forth below is based on certain information known to the Company with respect to such person's beneficial ownership of shares of common stock of Penford as of May 31, 1998. The table assumes the beneficial ownership of common stock of Penford as of May 31, 1998 will not change before the Record Date.

                                                                               PERCENTAGE OF
                                                               NUMBER        OUTSTANDING SHARES
NAME(1)                                                       OF SHARES      BENEFICIALLY OWNED
-------                                                       ---------      ------------------
5% Stockholders
David L. Babson & Co., Inc..................................   747,750(2)           6.76%
  One Memorial Drive
  Cambridge, MA 02142
Wellington Management.......................................   732,180(3)           6.66
  75 State Street
  Boston, MA 02109
Tod R. Hamachek.............................................   554,776(4)           5.01
  2981 Route 22
  Patterson, NY 12563-9970

Other Directors
Paul E. Freiman.............................................     6,621            *
Jere E. Goyan...............................................        --            *
Rolf H. Henel...............................................     3,000            *
Robert J. Hennessey.........................................        --            *
N. Stewart Rogers...........................................   223,420(6)           2.02
John V. Talley, Jr..........................................    23,053(7)         *

Other Named Executive Officers
Anand R. Baichwal...........................................    14,934(8)         *
Edmund O. Belsheim, Jr. ....................................    33,654(9)         *
Steven J. Berte, Jr. .......................................     4,712(10)        *
All directors and executive officers as a group (12
  persons)..................................................   877,621(11)          7.50

---------------
  *  Less than 1%.

 (1) Except as reflected in the footnotes to this table, shares of Common Stock beneficially owned consist of shares owned by the indicated person, and all share ownership involves sole voting and investment power. Amounts shown in the above table and the following notes include shares issuable within the 60-day period following May 31, 1998 pursuant to the exercise of options to purchase shares of Penford common stock, which for purposes of this table, have been assumed to be exercised prior to the Record Date.

 (2) Share ownership based on Schedule 13G filed with the Commission on January 20, 1998.

 (3) Share ownership based on Schedule 13G/A filed with the Commission on February 10, 1998.

 (4) Includes 51,000 shares subject to outstanding options held by Mr. Hamachek, which are exercisable within the 60-day period following May 31, 1998.

 (5) Includes 5,142 shares subject to outstanding stock options held by Mr. Freiman, which are exercisable within the 60-day period following May 31, 1998.

 (6) Includes 180,000 shares held in a Grantor Annuity Trust for which Mr. Rogers has sole voting power, as well as 40,501 shares subject to outstanding stock options held by Mr. Rogers, which are exercisable within the 60-day period following May 31, 1998.

 (7) Includes 19,125 shares subject to outstanding stock options held by Mr. Talley, which are exercisable within the 60-day period following May 31, 1998.

 (8) Includes 11,100 shares subject to outstanding stock options held by Dr. Baichwal, which are exercisable within the 60-day period following May 31, 1998.

 (9) Includes 33,000 shares subject to outstanding stock options held by Mr. Belsheim, which are exercisable within the 60-day period following May 31, 1998.

(10) Includes 3,000 shares subject to outstanding stock options held by Mr. Berte which are exercisable within the 60-day period following May 31, 1998.

(11) Includes an aggregate of 173,519 shares subject to outstanding stock options which are exercisable within the 60-day period following May 31, 1998.

                  ARRANGEMENTS BETWEEN THE COMPANY AND PENFORD

     In anticipation of the Distribution, the Company and Penford have entered or will enter into a number of agreements, which will become effective on or before the Distribution Date, for the purpose of defining certain relationships between them. As a result of Penford's ownership interest in the Company, the terms of such agreements were not the result of arm's-length negotiation. However, the Company believes the terms of these agreements approximate fair market value. See "Risk Factors -- Relationship with Penford; Conflicts of Interest."

     The following discussion of agreements between the Company and Penford summarizes the material items of the agreements and is qualified in its entirety by reference to the forms of such agreements, which have been filed as exhibits to the Registration Statement of which this Information Statement is a part.

  Separation and Distribution Agreement

     The Company and Penford have entered into a Separation and Distribution Agreement (the "Separation and Distribution Agreement") setting forth the agreement of the parties with respect to the principal corporate transactions required to effect the separation of Penford's pharmaceutical business from its food and paper businesses, the Distribution, and certain other agreements governing the relationship of the parties both prior to and after the Distribution.

     Asset Transfer. In connection with the separation of the pharmaceutical business, Penford has agreed to assign to the Company, to the extent not previously assigned, its rights, title and interest in any assets related to the pharmaceutical business, and the Company has agreed to assume, to the extent not previously assumed, all of Penford's liabilities relating to the pharmaceutical business. Penford will assign to the Company its rights in the agreements entered into with the Company's collaborators. Penford also has agreed to contribute to the capital of the Company all existing remaining intercompany indebtedness of the Company ($44.6 million as of March 31, 1998).


     Treatment of Options. Penford and the Company have also agreed that at the time of the Distribution the stock options to purchase the common stock of Penford will be adjusted to reflect the Distribution. Options to purchase Penford common stock not held by employees of the Company will be adjusted so that the number of shares subject to such options and the exercise price of such options will preserve the approximate value of such options immediately prior to the Distribution Date. To accomplish this, (i) the number of shares of Common Stock covered by options under the Spinoff Plan will be determined by multiplying the number of shares of Penford common stock subject to each outstanding Penford Option by the average of the high and low trading prices of the Penford common stock on the Nasdaq National Market on the Distribution Date and then dividing the result by the average of the high and low trading prices of the Common Stock on the Nasdaq National Market on the trading day immediately following the Distribution Date, and (ii) the exercise price of such options will be determined by multiplying the exercise price of the Penford Option by the average of the high and low trading prices of the Common Stock on the Nasdaq National Market on the trading day immediately following the Distribution Date and then dividing the result by the average of the high and low trading prices of the Penford common stock on the Nasdaq National Market on the Distribution Date. Options to purchase Penford common stock held by non-employee directors will be further adjusted to reflect the grant of corresponding options under the Spinoff Plan.


     Options to purchase Penford common stock held by employees of the Company will also be adjusted through the grant of replacement options under the Spinoff Plan. See "Management -- Employee Benefit Plans -- 1998 Spinoff Option Plan" for the terms of such replacement options and the method by which the number of shares of Common Stock covered by such options and the exercise price of such options will be adjusted in the replacement options.

     Indemnification. The Company has agreed to indemnify Penford from and against any liabilities arising out of (i) the employment of individuals by the Company, (ii) the pharmaceutical business and the use of the assets transferred to the Company, (iii) purchase orders, accounts payable, accrued compensation and other liabilities which relate to the pharmaceutical business and the assets transferred to the Company, and (iv) any misstatement or omission of a material fact in any documents or filings prepared by the Company for purposes of compliance or qualification under applicable securities laws in connection with this Distribution, including this Information Statement (the "SEC filings"). Penford has agreed to indemnify the Company from and against all liabilities arising out of (i) the business of Penford and the liabilities not assumed by the Company and (ii) any misstatement or omission of a material fact with respect to Penford based on information supplied by Penford in the SEC filings.

     Sharing of Utilities. Penford has agreed that the Company will be entitled to use and consume at the Company's Cedar Rapids facility certain utilities consisting of natural gas, electricity and steam from Penford's Cedar Rapids facility. The Company will reimburse Penford for such consumption based on Penford's total cost for such utilities and the Company's fraction of the total consumption.

     Non-Competition and Non-Solicitation. Penford has agreed that, during the period ending upon the later of (a) November 3, 2002 or (b) the expiration or termination of the Excipient Supply Agreement to be entered into between Penford and the Company, it shall not (i) manufacture, market, sell or distribute for inclusion in any pharmaceutical or nutritional product (excluding any food product) any product having the same or substantially the same form, composition or application as EMDEX or CANDEX or any similar sugar-based product or (ii) recruit or solicit any employee of the Company, without the consent of the Company. The Company has agreed that during the same period, it will not (i) manufacture, market, sell or distribute for inclusion in any foods product any product having the same or substantially the same form, composition or applications as EMDEX or CANDEX or any similar sugar-based product or (ii) recruit or solicit any employee of Penford, without the consent of Penford.

     Guaranty of Credit Facility. Penford has agreed that, for a period ending August 31, 2000, it will guarantee the Company's indebtedness under the Credit Facility. In connection with such guaranty, the Company has agreed that during the effectiveness of such guaranty, and subject to the exercise by the Board of Directors of Penwest of its fiduciary duties, Penwest will use its reasonable best efforts to assure that at least one person designated by Penford is elected to serve on the Penwest Board.

  Services Agreement

     The Company and Penford have entered into a services agreement (the "Services Agreement") pursuant to which Penford will continue on an interim basis to provide or otherwise make available to the Company, upon the Company's reasonable request, certain accounting and audit, finance and treasury, tax, financial and human resources services, provide for certain insurance coverage and arrange for administration of insurance and risk management and employee benefit programs. The Company will pay 110% of the direct costs of these services. To the extent that such direct costs cannot be separately measured, the Company will pay a portion of the total cost determined on a reasonable basis selected by Penford and approved by the Company. The initial term of the Services Agreement will expire on the first anniversary of the Distribution Date and will be extended automatically for successive one-year terms unless either party provides written notice of its election not to renew the Services Agreement at least 90 days prior to the expiration of the initial or any renewal term.

  Tax Allocation Agreement

     The Company and Penford have entered into a tax allocation agreement (the "Tax Allocation Agreement") providing for (i) the allocation of any taxes payable if the Distribution fails to qualify as tax-free under Sections 355 and 368 of the Code, and (ii) various related matters. Under the Tax Allocation Agreement, the Company will be responsible for any tax liabilities (including interest and penalties) imposed on it and will indemnify Penford for any tax liabilities (including interest and penalties) imposed on Penford that are directly related to the failure of the Distribution to qualify as tax-free under Sections 355 and 368 of the Code as a result of (i) the inaccuracy of certain representations and covenants made by the Company in the Tax Allocation Agreement or (ii) the participation by the Company in certain acts set forth in the Tax Allocation Agreement that occur after the Distribution.

  Excipient Supply Agreement

     The Company and Penford have entered into a supply agreement (the "Supply Agreement") pursuant to which Penford will manufacture and supply exclusively to the Company, and the Company will purchase exclusively from Penford, subject to certain exceptions, all the Company's requirements for EMDEX and

CANDEX, two sugar-based excipients marketed by the Company. The Company will purchase such excipients at specified prices, which will be subject to adjustment on an annual basis. The initial term of the Supply Agreement will expire on December 31, 2003, unless earlier terminated by the Company or Penford upon one year's prior written notice, and will be extended automatically for successive one-year terms unless either party provides written notice of its election not to renew the Supply Agreement at least 90 days prior to the expiration of the initial or any renewal term. Revenues from the sale of EMDEX and CANDEX represented less than 10% of the Company's total revenues for the three months ended March 31, 1998 and each of the three years ended December 31, 1997.

  Employee Benefits Agreement

     The Company and Penford have entered into an employee benefits agreement (the "Benefits Agreement") setting forth the parties' agreements as to the termination, as of the Distribution Date, of participation of the Company employees under certain of Penford's welfare, retirement and other benefit plans and sets forth the manner in which the assets and liabilities under certain of such plans will be transferred to the Company. Under the Benefits Agreement, the Company has agreed to establish for its employees a set of benefit plans similar to those provided by Penford with the exception of Penford's defined benefit plan.

     Conflicts of interest may arise between the Company and Penford in a number of areas relating to their past and ongoing relationships, including the manufacture of certain excipients, tax and employee benefit matters, indemnity arrangements and the guaranty by Penford of the Company's indebtedness under the Credit Facility.

     In connection with Penford's guaranty of the Company's indebtedness under the Credit Facility, the Credit Facility provides that the breach by Penford of its guarantee of the Company's indebtedness under the Credit Facility or the occurrence of an event of default under any credit agreement with Penford under which the lender is either the sole or participating lender, including without limitation, an event or default arising from the failure of Penford to satisfy certain financial covenants requiring, among other things, the maintenance of a minimum net worth and of certain financial ratios, would constitute a default by the Company under the Credit Facility. Accordingly, the Company will be substantially dependent on Penford in order to access and maintain the Credit Facility. Any default by the Company under the Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company and Penford may enter into amendments to the terms of the foregoing agreements or new material transactions and agreements in the future. The Company has been advised by Penford that it intends that the terms of any future amendments, transactions and agreements between the Company and Penford or its affiliates will approximate fair market value. The Board will utilize such procedures in evaluating the terms and provisions of any material transactions between the Company and Penford or its affiliates as the Board may deem appropriate in light of its fiduciary duties under state law. Depending on the nature and size of the particular transaction, in any such evaluation, the Board may rely on management's statements and opinions and may or may not utilize outside experts or consultants or obtain independent appraisals or opinions.

     Directors of the Company who are also directors of Penford may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Penford, such as acquisitions, financings and other corporate opportunities that may be suitable for the Company and Penford. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director in his or her capacity as a director of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. Mr. Hamachek may have a conflict of interest as a result of a loan advanced to him by Penford. See "Management -- Executive Compensation." In addition, determinations may be made by the Board, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company. See "Risk Factors -- Relationship with Penford; Conflicts of Interest."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company immediately prior to the Distribution will consist of 39,000,000 shares of Common Stock, $0.001 par value per share, and 1,000,000 shares of Preferred Stock, $0.001 par value per share ("Preferred Stock").

     The following summary of certain provisions of the Common Stock and the Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Articles of Incorporation (the "Restated Articles"), which are included as an exhibit to the Registration Statement of which this Information Statement is a part, and by the provisions of applicable law.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends as may from time to time be declared by the Board out of funds legally available therefor, subject to any preferential dividend rights of any outstanding class or series of Preferred Stock and to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Such holders do not have any cumulative voting rights or preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the Company's assets, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     The Board has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock by the Board could adversely affect the rights of holders of Common Stock. The potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company has no current plans to issue any shares of Preferred Stock other than in connection with the adoption of a shareholder rights plan, which the Company may consider adopting.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

WASHINGTON LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The laws of Washington, where the Company is incorporated, restrict certain transactions between Washington corporations and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in any "significant business transaction" with a person or group of persons which has acquired 10% or more of the voting securities of the target corporation (an "acquiring person") for five years after such acquisition unless the transaction or such acquisition is approved by a majority of the members of the target corporation's board of directors prior to acquisition. Significant business transactions include, among others, a merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or a reclassification of securities that has the effect of increasing the proportionate share of the outstanding securities held by the acquiring person. After the five-year period, a significant business transaction may take place if it complies with certain fair price provisions of the statute. A target corporation includes every Washington corporation that has a class of voting stock registered pursuant to Section 12 or 15 of the Exchange Act.

     The Restated Articles provide for the division of the Board into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the Restated Articles provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote. Under the Restated Articles, any vacancy on the Board, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Company's Amended and Restated Bylaws (the "Restated Bylaws") provide that any action required or permitted to be taken by the shareholders of the Company at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting and that any such action may also be taken without a meeting by written consent if all the shareholders entitled to vote with respect to such action so consent. The Restated Articles provide that special meetings of the shareholders may be called by the President of the Company, the Chairman of the Board or the Board. Under the Restated Bylaws, in order for any matter to be considered "properly brought" before a meeting, a shareholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next shareholders meeting shareholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly called shareholders meeting, and not by written consent.

     The laws of Washington provide generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or bylaws, unless a corporation's articles of incorporation or bylaws, as the case may be, require a greater percentage. The Restated Articles and the Restated Bylaws require the affirmative vote of the holders of at least two-thirds of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

     The Restated Articles contain certain provisions relating to the elimination of personal liability of directors to the Company or its shareholders for monetary damages to the full extent permitted by Washington law. In addition, the Restated Bylaws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by Washington law.

RIGHTS AGREEMENT


     On June 25, 1998, the Board declared a dividend of one right for each outstanding share of the Common Stock (the "Right") to shareholders of record at the close of business on July 28, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.001 par value per share (the "Series A Preferred Stock"), at a purchase price of $60 in cash ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, and the following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.


     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a "Rights Distribution Date" will occur upon the earlier of (i) 10 business days (or such later date as may be determined by the Board) following the later of (a) a public announcement that a person or group of affiliated or associated persons (a "Rights Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or
(b) the first
date on which an executive officer of the Company has actual knowledge that a Rights Acquiring Person has become such (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such Common Stock certificates,
(ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.


     The Rights are not exercisable until the Rights Distribution Date and will expire upon the close of business on July 27, 2008 (the "Final Expiration Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Rights Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Rights Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares, only shares of Common Stock issued prior to the Rights Distribution Date will be issued with Rights.


     In the event that any Person becomes a Rights Acquiring Person, unless the event causing the 15% threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Rights Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."

     In the event that, at any time after any Person becomes a Rights Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

     At any time after the occurrence of a Section 11(a)(ii) Event, subject to certain conditions, the Board may exchange the Rights (other than Rights owned by such Rights Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Purchase Price payable, and the number of units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then-current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Rights Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

     Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share and will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     At any time prior to the earlier of (i) the tenth Business Day (or such later date as may be determined by the Board) after the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), payable in cash or stock, provided, however, that if a majority of the Board is comprised of persons elected at a meeting of shareholders who were not nominated by the Board in office immediately prior to such meeting, then the Rights may not be redeemed for a period of 90 days after such election if such redemption is reasonably likely to have the purpose or effect of allowing any person to become a Rights Acquiring Person or otherwise facilitating the occurrence of a Triggering Event or a transaction with a Rights Acquiring Person. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board prior to such time as the Rights are no longer redeemable.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Washington Business Corporation Act and the Company's Amended and Restated Bylaws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, under the Company's Amended and Restated Bylaws, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. The officers and directors of the Company are currently covered under director and officer liability insurance maintained by Penford. The Company expects to obtain its own director and officer liability insurance prior to or effective on the Distribution.

                          PENWEST PHARMACEUTICALS CO.

                         INDEX TO FINANCIAL STATEMENTS

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           AS OF MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997 AND FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND
                           MARCH 31, 1998 (UNAUDITED)

                                                              PAGE
                                                              ----
Financial Statements
  Consolidated Balance Sheets...............................   F-2
  Consolidated Statements of Operations.....................   F-3
  Condensed Consolidated Statements of Cash Flows...........   F-4
  Notes to Condensed Consolidated Financial Statements......   F-5

                       CONSOLIDATED FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1997 AND 1996 AND FOR THE
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997


Report of Ernst & Young LLP.................................  F-10
Financial Statements
  Consolidated Balance Sheets...............................  F-11
  Consolidated Statements of Operations.....................  F-12
  Consolidated Statements of Shareholder's Equity
     (Deficit)..............................................  F-13
  Consolidated Statements of Cash Flows.....................  F-14
  Notes to Consolidated Financial Statements................  F-15

                          PENWEST PHARMACEUTICALS CO.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,     MARCH 31,
                                                                  1997            1998
                                                              ------------    ------------
                                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $   938         $   723
  Trade accounts receivable, net............................      3,005           3,713
  Inventories:
     Raw materials and other................................      1,545           1,091
     Finished goods.........................................      7,146           6,246
                                                                -------         -------
                                                                  8,691           7,337
Prepaid expenses and other current assets...................        358           1,319
                                                                -------         -------
          Total current assets..............................     12,992          13,092
Fixed assets, net...........................................     22,311          22,363
Other assets................................................      2,133           2,240
                                                                -------         -------
          Total assets......................................    $37,436         $37,695
                                                                =======         =======
LIABILITIES AND SHAREHOLDER'S DEFICIT
Current liabilities:
  Accounts payable and accrued expenses.....................    $ 3,410         $ 3,440
  Taxes payable.............................................        361             580
  Payable to Penford........................................     42,654          44,617
                                                                -------         -------
          Total current liabilities.........................     46,425          48,637
Deferred taxes..............................................      2,967           3,175
Other long-term liabilities.................................        341             286
                                                                -------         -------
          Total liabilities.................................     49,733          52,098
Shareholder's deficit:
  Common stock, par value $.001, authorized 39,000,000
     shares, issued and outstanding 11,055,462 shares.......         11              11
  Additional paid-in capital................................      8,079           8,079
  Accumulated deficit.......................................    (19,649)        (21,679)
  Cumulative translation adjustment.........................       (738)           (814)
                                                                -------         -------
          Total shareholder's deficit.......................    (12,297)        (14,403)
                                                                -------         -------
          Total liabilities and shareholder's deficit.......    $37,436         $37,695
                                                                =======         =======

---------------
Note: The balance sheet at December 31, 1997 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     See accompanying notes to condensed consolidated financial statements.

                          PENWEST PHARMACEUTICALS CO.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                              -----------------
                                                               1997      1998
                                                              ------    -------
                                                                 (UNAUDITED)
Revenues
  Product sales.............................................  $6,645    $ 7,761
  Royalties and licensing fees..............................     325         25
                                                              ------    -------
          Total revenues....................................   6,970      7,786
Cost of product sales.......................................   4,891      5,836
                                                              ------    -------
  Gross profit..............................................   2,079      1,950
Operating expenses
  Selling, general and administrative.......................   2,044      2,357
  Research and product development..........................     851      1,285
                                                              ------    -------
          Total operating expenses..........................   2,895      3,642
                                                              ------    -------
  Loss before income taxes..................................    (816)    (1,692)
  Income tax expense........................................      16        338
                                                              ------    -------
  Net loss..................................................  $ (832)   $(2,030)
                                                              ======    =======
  Basic and diluted loss per share..........................  $(0.08)   $ (0.18)
                                                              ======    =======
  Weighted average shares of common stock outstanding.......  11,055     11,055
                                                              ======    =======

     See accompanying notes to condensed consolidated financial statements.

                          PENWEST PHARMACEUTICALS CO.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 THREE MONTHS
                                                               ENDED MARCH 31,
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
Net cash used in operating activities.......................  $(1,738)   $(1,184)
Net cash used in investing activities:
  Acquisitions of fixed assets, net.........................      (78)      (668)
  Other.....................................................     (301)      (282)
                                                              -------    -------
Net cash used in investing activities.......................     (379)      (950)
Cash provided by financing activities:
  Increase in payable to Penford............................    2,550      1,934
Effect of exchange rate changes on cash.....................      (71)       (15)
                                                              -------    -------
Net increase (decrease) in cash and cash equivalents........      362       (215)
Cash and cash equivalents at beginning of period............      695        938
                                                              -------    -------
Cash and cash equivalents at end of period..................  $ 1,057    $   723
                                                              =======    =======

     See accompanying notes to condensed consolidated financial statements.

                          PENWEST PHARMACEUTICALS CO.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation for the interim periods presented have been included. Operating results for the three month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included elsewhere in this report on Form 10.

2.  INCOME TAXES

     The effective tax rate for the quarter ended March 31, 1998 was 20%. The effective rate is higher than the federal statutory rate of a 34% benefit due primarily to the effect of tax benefits utilized by Penford Corporation for which Penwest is not reimbursed, temporary differences resulting from accelerated depreciation reversing when losses are not expected to be available and foreign income taxes.

3.  EARNINGS PER COMMON SHARE

     During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Statement No. 128 replaced the previous requirement to report primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share reflects only the weighted average common shares outstanding. Diluted earnings per share reflects weighted average common shares outstanding and the effect, if any, of dilutive common stock equivalent shares. SFAS No. 128 does not impact the Company's net loss per share.

4.  COMPREHENSIVE LOSS

     As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 "Reporting Comprehensive Income". Statement No. 130 establishes new rules for the reporting and display of comprehensive income
(loss) and its components; however, the adoption of this Statement had no impact on the Company's net loss or shareholder's deficit.

     The components of comprehensive loss, for the three-month periods ended March 31, 1997 and 1998 are as follows:

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 1997            1998
                                                              ----------      ----------
                                                              (IN THOUSANDS OF DOLLARS)
Net loss....................................................   $  (832)        $(2,030)
Foreign currency translation adjustments....................      (268)            (76)
                                                               -------         -------
Comprehensive loss..........................................   $(1,100)        $(2,106)
                                                               =======         =======

     Accumulated other comprehensive loss equals the amount included in shareholder's deficit for cumulative translation adjustment which is the only component of other comprehensive loss included in the Company's financial statements.

                          PENWEST PHARMACEUTICALS CO.

5.  CONTINGENCIES


     In May 1997, one of the Company's collaborators, Mylan, filed an Abbreviated New Drug Application ("ANDA") with the U.S. Food and Drug Administration ("FDA") for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a controlled release formulation of nifedipine. Bayer AG ("Bayer") and ALZA Corporation ("ALZA") own patents listed for Procardia XL (the last of which expires in 2010), and Pfizer Inc. ("Pfizer") is the sponsor of the New Drug Application ("NDA") and markets the product. In connection with the ANDA filing, Mylan certified to the FDA that Nifedipine XL does not infringe these Bayer or ALZA patents and notified Bayer, ALZA and Pfizer of such certification. Bayer and Pfizer sued Mylan in the United States District Court for the Western District of Pennsylvania, alleging that Mylan's product infringes Bayer's patent. The Company has been informed by Mylan that ALZA does not believe that the notice given to it complied with the requirements of the Waxman-Hatch Act, and there can be no assurance that ALZA will not sue Mylan for patent infringement or take any other actions with respect to such notice. Mylan has advised the Company that it intends to contest vigorously the allegations made in the lawsuit. However, there can be no assurance that Mylan will prevail in this litigation or that it will continue to contest the lawsuit. If the litigation results in a determination that Nifedipine XL infringes Bayer's patent, Nifedipine XL could not be marketed in the United States until such patent expired. An unfavorable outcome or protracted litigation for Mylan would materially adversely affect the Company's business, financial condition, cash flows and results of operations. Delays in the commercialization of Nifedipine XL could also occur because the FDA will not grant final marketing approval of Nifedipine XL until a final judgment on the patent suit is rendered in favor of Mylan by the district court, or in the event of an appeal, by the court of appeals, or until 30 months (or such longer or shorter period as the court may determine) have elapsed from the date of Mylan's certification, whichever is sooner.


     In 1993, Pfizer filed a "citizen's petition" with the FDA, claiming that its Procardia XL formulation constituted a unique delivery system and that a drug with a different release mechanism such as the TIMERx controlled release system cannot be considered the same dosage form and approved in an ANDA as bioequivalent to Procardia XL. In August 1997, the FDA rejected Pfizer's citizen's petition. In July 1997, Pfizer also sued the FDA in the District Court of the District of Columbia, claiming that the FDA's acceptance of Mylan's ANDA filing for Nifedipine XL was contrary to law, based primarily on the arguments stated in its citizen's petition. Mylan and the Company intervened as defendants in this suit. In April 1998 the District Court of the District of Columbia rejected Pfizer's claim, and in May 1998, Pfizer appealed the District Court's decision. There can be no assurance that the FDA, Mylan and the Company will prevail in this litigation. An outcome in this litigation adverse to Mylan and the Company would result in Mylan being required to file a suitability petition in order to maintain the ANDA filing or to file an NDA with respect to Nifedipine XL, each of which would be expensive and time consuming. An adverse outcome also would result in Nifedipine XL becoming ineligible for an "AB" rating from the FDA. Failure to obtain an AB rating from the FDA would indicate that for certain purposes Nifedipine XL would not be deemed to be therapeutically equivalent to the referenced branded drug, would not be fully substitutable for the referenced branded drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement. Any such failure would have a material adverse effect on the Company's business, financial condition, cash flows and results of operations. If any of such events occur, Mylan may terminate its efforts with respect to Nifedipine XL, which would have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

     In 1994, the Boots Company PLC ("Boots") filed in the European Patent Office (the "EPO") an opposition to a patent granted by the EPO to the Company relating to its TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals. There can be no assurance that the Company will prevail in this matter. An unfavorable outcome could materially adversely affect the Company's business, financial condition, cash flows and results of operations.

                          PENWEST PHARMACEUTICALS CO.

     Substantial patent litigation exists in the pharmaceutical industry. Patent litigation generally involves complex legal and factual questions, and the outcome frequently is difficult to predict. An unfavorable outcome in any patent litigation affecting the Company could cause the Company to pay substantial damages, alter its products or processes, obtain licenses and/or cease certain activities. Even if the outcome is favorable to the Company, the Company could incur substantial litigation costs. Although the legal costs of defending litigation relating to a patent infringement claim (unless such claim relates to TIMERx) are generally the contractual responsibility of the Company's collaborators, the Company could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation.

     Testing, manufacturing, marketing and selling pharmaceutical products entail a risk of product liability. The Company faces the risk of product liability claims in the event that the use of its products is alleged to have resulted in harm to a patient or subject. Such risks exist even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Until the Distribution, the Company will be covered by primary product liability insurance maintained by Penford in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $5.0 million which can also be used for product liability insurance. There can be no assurance that this coverage is adequate to cover potential liability claims or that Penwest will be able to obtain comparable coverage following the Distribution. Furthermore, this coverage may not be adequate as the Company develops additional products. As the Company receives regulatory approvals for products under development, there can be no assurance that additional liability insurance coverage for any such products will be available in the future on acceptable terms, if at all. The Company's business, financial condition, cash flows and results of operations could be materially adversely affected by the assertion of a product liability claim.

6.  SUBSEQUENT EVENTS

  Distribution

     On May 19, 1998, the Board of Directors of Penford announced a plan to effect a tax-free Distribution to its shareholders of 100% of Penwest's common stock. The Distribution is subject to the satisfaction of certain conditions, including receipt of a favorable tax ruling from the Internal Revenue Service or a written opinion from Ernst & Young LLP. As a condition to the Distribution, the Company will obtain a $15 million credit facility ("Credit Facility") which Penford has agreed to guarantee. The Credit Facility is expected to be a revolving loan facility with a maximum principal amount of $15 million of unsecured financing. The proceeds may be used to fund working capital and for general corporate purposes, including capital expenditures. On the second anniversary of the execution of the Credit Facility all outstanding amounts under the Credit Facility will become automatically due and payable, although the Company will be required to use the proceeds of any financing conducted by the Company prior to such date to pay down any outstanding amounts under the Credit Facility at such time. Borrowings under the Credit Facility are expected to bear interest at a rate equal to LIBOR, plus 1.25%. The Credit Facility is expected to contain a number of financial covenants that relate to Penford (and not Penwest), including requirements that Penford maintain certain levels of financial performance and maintain certain financial ratios. The Credit Facility is also expected to contain certain covenants applicable to both Penford and Penwest including restrictions on the incurrence of additional debt and the payment of dividends. Any breach of these covenants by Penford or the Company, or a default by Penford with respect to any material indebtedness or a change of control of Penford without the lender's consent, would constitute a default by the Company under the Credit Facility. Accordingly, the Company will be substantially dependent on Penford in order to access and maintain the Credit Facility. Any default under the Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operation.

                          PENWEST PHARMACEUTICALS CO.

     On June 19, 1998, the Company effected a 0.76-for-1 reverse stock split of its common stock. Accordingly, all share and per share data have been retroactively adjusted to give effect to the reverse stock split.

     The Company and Penford have entered into or will, on or prior to the completion of this Distribution, enter into agreements that govern various interim and ongoing relationships. These agreements include (i) a Separation and Distribution Agreement setting forth the agreement of the parties with respect to the principal corporate transactions required to effect the separation of Penford's pharmaceutical business from its specialty carbohydrate-based chemical business and the Distribution, including without limitation Penford's agreement to guarantee the Company's indebtedness under the Credit Facility; (ii) a Services Agreement pursuant to which Penford will continue on an interim basis to provide specified services to the Company until June 30, 1998 or until Penwest does not need the services, of which costs will be charged to the Company on an actual or allocated basis, plus a specified profit percentage;
(iii) a Tax Allocation Agreement relating to, among other things, the allocation of tax liability between the Company and Penford in connection with the Distribution all pre-distribution liabilities are the responsibility of Penford and all post distribution liabilities are those of the respective entities; (iv) an Excipient Supply Agreement pursuant to which Penford will manufacture and supply exclusively to the Company, and the Company will purchase exclusively from Penford, subject to certain exceptions, all the Company's requirements for two excipients marketed by the Company under pricing and quantity terms that the Company believes approximate fair market value; and (v) an Employee Benefits Agreement setting forth the parties' agreements as to the continuation of certain Penford benefits arrangements for the employees of the Company. Subsequent to the Distribution, no terminating liabilities will be incurred by Penwest related to the Penford defined benefit plan.


  Rights Agreement



     On June 25, 1998, the Board of Directors declared a dividend of one right for each outstanding share of the Common Stock (the "Right") to shareholders of record at the close of business on July 28, 1998. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Series A Preferred Stock, at a purchase price of $60 in cash, subject to adjustment.



     The rights are not currently exercisable and will not be exercisable until the earlier of (i) 10 business days (or such later date as may be determined by the Board) following the later of (a) a public announcement that a person or group of affiliated or associated persons (a "Rights Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or (b) the first date on which an executive officer of the Company has actual knowledge that a Rights Acquiring Person has become such, or (ii) 10 business days (or such later date as may be determined by the Board) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. The Rights will expire upon the close of business on July 27, 2008 unless earlier redeemed or exchanged.



     In the event that any Person becomes a Rights Acquiring Person, unless the event causing the 15% threshold to be crossed is a permitted offer, then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and under certain circumstances) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances) were, beneficially owned by any Rights Acquiring Person will be null and void.

                          PENWEST PHARMACEUTICALS CO.

     In the event that, at any time after any Person becomes a Rights Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price of such common stock at the date of the occurrence of the event.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Penwest Pharmaceuticals Co.

     We have audited the accompanying consolidated balance sheets of Penwest Pharmaceuticals Co., (formerly known as Edward Mendell Co., Inc.), as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penwest Pharmaceuticals Co. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Stamford, Connecticut
June 5, 1998,
except for the information describing
the 0.76-for-1 reverse stock split
in Note 13, as to which the date is
June 19, 1998.

                          PENWEST PHARMACEUTICALS CO.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $   695    $   938
  Trade accounts receivable, net of allowance for doubtful
     accounts of $237 and $337..............................    4,680      3,005
  Inventories...............................................    7,555      8,691
  Prepaid expenses and other current assets.................       72        358
                                                              -------    -------
          Total current assets..............................   13,002     12,992
Fixed assets, net...........................................   20,336     22,311
Other assets................................................    1,745      2,133
                                                              -------    -------
          Total assets......................................  $35,083    $37,436
                                                              =======    =======
                     LIABILITIES AND SHAREHOLDER'S DEFICIT
Current liabilities:
  Accounts payable and accrued expenses.....................  $ 3,376    $ 3,410
  Taxes payable.............................................      454        361
  Payable to Penford........................................   32,534     42,654
                                                              -------    -------
          Total current liabilities.........................   36,364     46,425
Deferred taxes..............................................    3,071      2,967
Other long-term liabilities.................................       60        341
                                                              -------    -------
          Total liabilities.................................   39,495     49,733
Shareholder's deficit
  Common stock, par value $.001, authorized 39,000,000
     shares, issued and outstanding 11,055,462 shares.......       11         11
  Additional paid in capital................................    8,079      8,079
  Accumulated deficit.......................................  (12,333)   (19,649)
  Cumulative translation adjustment.........................     (169)      (738)
                                                              -------    -------
          Total shareholder's deficit.......................   (4,412)   (12,297)
                                                              -------    -------
          Total liabilities and shareholder's deficit.......  $35,083    $37,436
                                                              =======    =======

                            See accompanying notes.

                          PENWEST PHARMACEUTICALS CO.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------    -------    -------
Revenues
  Product sales.............................................  $24,989    $25,007    $26,030
  Royalties and licensing fees..............................      100      1,082        911
                                                              -------    -------    -------
          Total revenues....................................   25,089     26,089     26,941
Cost of product sales.......................................   17,267     18,690     19,929
                                                              -------    -------    -------
     Gross profit...........................................    7,822      7,399      7,012
Operating expenses
  Selling, general and administrative.......................    7,676      6,776      8,708
  IPO transaction costs.....................................                          1,367
  Research and product development..........................    2,719      3,723      4,109
                                                              -------    -------    -------
          Total operating expenses..........................   10,395     10,499     14,184
                                                              -------    -------    -------
Loss before income taxes....................................   (2,573)    (3,100)    (7,172)
Income tax expense..........................................      679        764        144
                                                              -------    -------    -------
Net loss....................................................  $(3,252)   $(3,864)   $(7,316)
                                                              =======    =======    =======
Basic and diluted net loss per share........................   $(0.29)    $(0.35)    $(0.66)
                                                              =======    =======    =======
Weighted average shares of common stock outstanding.........   11,055     11,055     11,055
                                                              =======    =======    =======

                            See accompanying notes.

                          PENWEST PHARMACEUTICALS CO.

           CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                       COMMON STOCK                             CUMULATIVE
                                      ---------------   PAID-IN   ACCUMULATED   TRANSLATION
                                      SHARES   AMOUNT   CAPITAL     DEFICIT     ADJUSTMENT     TOTAL
                                      ------   ------   -------   -----------   -----------   --------
Balances, January 1, 1995 before
  stock splits......................       5    $ 5     $8,085     $ (5,217)       $(232)     $  2,641
Stock splits........................  11,050      6         (6)
                                      ------    ---     ------     --------        -----      --------
Balances, January 1, 1995 after
  stock splits......................  11,055     11      8,079       (5,217)        (232)        2,641
Net loss............................                                 (3,252)                    (3,252)
Translation adjustment..............                                                 134           134
                                      ------    ---     ------     --------        -----      --------
Balances, December 31, 1995.........  11,055     11      8,079       (8,469)         (98)         (477)
Net loss............................                                 (3,864)                    (3,864)
Translation adjustment..............                                                 (71)          (71)
                                      ------    ---     ------     --------        -----      --------
Balances, December 31, 1996.........  11,055     11      8,079      (12,333)        (169)       (4,412)
Net loss............................                                 (7,316)                    (7,316)
Translation adjustment..............                                                (569)         (569)
                                      ------    ---     ------     --------        -----      --------
Balances, December 31, 1997.........  11,055    $11     $8,079     $(19,649)       $(738)     $(12,297)
                                      ======    ===     ======     ========        =====      ========

                            See accompanying notes.

                          PENWEST PHARMACEUTICALS CO.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------    -------    -------
CASH USED IN OPERATING ACTIVITIES:
Net loss....................................................  $(3,252)   $(3,864)   $(7,316)
Adjustments to reconcile net loss to Net cash used in
  operating activities:
  Depreciation..............................................    1,724      2,190      2,047
  Amortization..............................................      282        207        157
  Deferred income taxes.....................................      455        546       (104)
Changes in operating assets:
  Accounts receivable.......................................   (1,647)       470      1,805
  Inventories...............................................   (1,079)    (3,218)    (1,135)
  Accounts payable and other................................      396        224       (345)
                                                              -------    -------    -------
Net cash used in operating Activities.......................   (3,121)    (3,445)    (4,891)
NET CASH USED IN INVESTING ACTIVITIES:
  Acquisitions of fixed assets, net.........................   (3,990)    (2,322)    (4,023)
  Other.....................................................      (87)      (657)      (833)
                                                              -------    -------    -------
Net cash used in investing Activities.......................   (4,077)    (2,979)    (4,856)
CASH PROVIDED BY FINANCING ACTIVITIES:
  Increase in payable to Penford............................    6,787      6,823     10,120
Effect of exchange rate changes on Cash.....................       33          6       (130)
                                                              -------    -------    -------
Net increase (decrease) in cash and cash equivalents........     (378)       405        243
Cash and cash equivalents at beginning of year..............      668        290        695
                                                              -------    -------    -------
Cash and cash equivalents at end of year....................  $   290    $   695    $   938
                                                              =======    =======    =======

                            See accompanying notes.

                          PENWEST PHARMACEUTICALS CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS

     Penwest Pharmaceuticals Co. and subsidiaries ("Penwest" or the "Company"), formerly known as Edward Mendell Co., Inc. is a wholly-owned subsidiary of Penford Corporation ("Penford"). The Company is engaged in the research, development, and commercialization of novel drug delivery products and technologies. The Company has developed TIMERx proprietary controlled release drug delivery technology. The Company also manufactures and distributes pharmaceutical excipients, the inactive ingredients in tablets and capsules. The Company has manufacturing facilities in Iowa and Finland and has customers primarily throughout North America and Europe.

     The Company is subject to the risks and uncertainties associated with a drug delivery company. These risks and uncertainties include, but are not limited to, a history of net losses, technological changes, dependence on collaborators and key personnel, no assurance of successful completion of development efforts and of obtaining regulatory approval, compliance with government regulations, patent infringement litigation and competition from current and potential competitors, some with greater resources than the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Penwest and its wholly owned subsidiaries. Material intercompany balances and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, the consolidated financial statements include various costs allocated by Penford (see Notes 6 and 9). Management believes the amounts allocated are reasonable and approximate the cost of obtaining the service from an unrelated third party.

     Certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported results of operations.

  Cash and Cash Equivalents

     All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

  Credit Risk and Fair Value of Financial Instruments

     The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company's excipient revenues and its licensing fees are derived from major pharmaceutical companies that have significant cash resources. The Company maintains an allowance for doubtful accounts which management believes is sufficient to cover potential credit losses.

     The carrying value of financial instruments, which includes cash, receivables and payables, approximates market value.

  Fixed Assets

     Property and equipment are recorded at cost and depreciated by the straight-line method over their estimated useful lives. Estimated useful lives by class of assets are as follows:

Buildings...................................................  20-25 years
Machinery and equipment.....................................  10-12 years
Office furniture and equipment..............................   5-10 years

                          PENWEST PHARMACEUTICALS CO.

     Property and equipment of the Company are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

  Foreign Currencies

     Assets and liabilities of the Company's foreign operations are translated into U.S. dollars at year-end exchange rates and revenue and expenses are translated at average exchange rates. For each of the foreign operations, the functional currency is the local currency. Translation adjustments are disclosed and accumulated in a separate component of consolidated shareholder's deficit. Realized gains and losses from foreign currency transactions are reflected in the consolidated statement of operations. Foreign transaction gains and losses were not significant in each of the years in the three year period ended December 31, 1997.

  Income Taxes

     The Company's results of operations are included in the tax returns of Penford. Deferred income tax expense and related income tax assets and liabilities are reflected as if the Company were an independent entity, in accordance with FAS 109, except that the Company is not compensated for tax losses that are utilized by Penford. See Note 8.

  Revenue Recognition

     Royalties and licensing fees include milestone fees related to licensing agreements for TIMERx with various collaborators and will include royalties when earned. To date there have been no royalties recognized as the first commercialized product using the TIMERx technology was launched for sale in Finland in January 1998. Milestone payments are derived from reaching development milestones with collaborators and are recognized as achieved in accordance with the contract terms. These milestone payments are not subject to forfeiture.

     The Company receives certain nonrefundable payments upon the signing of collaborative agreements. Up-front payments related specifically to the achievement of certain milestones are recognized as those milestones are achieved in accordance with the agreement. Up-front payments related solely to the signing of agreements where additional services are not required are recognized upon signing. Up-front payments that obligate the Company to perform specific functions or services over the licensing term are recognized over the term of the agreement.

     Product sales revenues are recognized when goods are shipped.

  Advertising Costs

     Advertising costs are accounted for as expenses in the period in which they are incurred.

  Research and Development

     Research and development expenses consist of costs related to products being developed internally as well as costs related to products subject to licensing agreements. Research and development costs are charged to expense as incurred.

                          PENWEST PHARMACEUTICALS CO.

  Per Share Data

     Earnings per common share are computed based on the weighted average number of common shares and dilutive common stock equivalents outstanding during the period after giving effect to the 0.76-for-1 reverse stock split and the 2,907.66-for-1 stock split of the common stock of the Company (see Note 13).

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements. The Company does not have any common stock equivalents. Therefore, there is no difference between basic and diluted loss per share.

  Comprehensive Income

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income". Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the Company's net loss or shareholder's deficit. Statement 130 requires unrealized gains or losses on the Company's foreign currency translation adjustments, which currently are reported in shareholder's deficit, to be included in other comprehensive income and the disclosure of total comprehensive income. If the Company adopted Statement 130 for the year ended December 31, 1997, the total of other comprehensive income items and total comprehensive loss (which includes the net loss) would be $569,000 and $7,885,000, respectively, and would be displayed separately.

  Segment Reporting

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", which is effective for years beginning after December 15, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in interim and annual financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Statement is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. Management has not completed its review of Statement 131, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.

  Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company adopted Statement 121 in the first quarter of 1996 with no impact on financial position or results of operations.

                          PENWEST PHARMACEUTICALS CO.

3.  INVENTORIES

     Inventories, which consist of raw materials, pharmaceutical excipients manufactured by the Company, pharmaceutical excipients held for distribution, and manufactured bulk TIMERx, are stated at the lower of cost (first-in, first-out) or market. Cost includes material, labor and manufacturing overhead costs.


     Inventories are summarized as follows:


                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
                                                               (IN THOUSANDS)
Raw materials...............................................  $1,745    $1,545
Finished products...........................................   5,810     7,146
                                                              ------    ------
          Total inventories.................................  $7,555    $8,691
                                                              ======    ======

     Included in inventories are approximately $1,742,000 and $3,096,000 of TIMERx raw materials and bulk TIMERx as of December 31, 1996 and 1997, respectively. The ability to continue to sell TIMERx related inventory is dependent, in part, upon the commercialization of products by third parties utilizing bulk TIMERx and the continued use by the Company and third parties of the TIMERx related inventory in existing and new research efforts. Although third parties have products in various stages of development, and the first commercial product was launched for sale in Finland in January 1998, the period required to achieve commercialization of other products is uncertain if achieved at all. The manufactured bulk TIMERx does not have a predetermined shelf life.


     The Company's inventories have no predetermined shelf life. The Company periodically reviews and quality tests its inventory to identify obsolete, slow-moving or otherwise unsaleable inventories.


     The Company has relied on a large third-party pharmaceutical company for the bulk manufacture of TIMERx material for delivery to its collaborators under an agreement that expired in June 1998. The Company is seeking to contract with another third-party manufacturer to manufacture TIMERx material. There are a limited number of third party manufacturers capable of producing the TIMERx material. The Company's current third-party manufacturer has advised the Company that it will continue to manufacture TIMERx material on the terms set forth in the current agreement until such time as the Company contracts with another manufacturer, but it is not obligated to continue to manufacture TIMERx material and there can be no assurance as to how long it will continue to manufacture TIMERx material. There can be no assurance that third parties upon which the Company relies for supply of its TIMERx materials will perform, and any failures by third parties may delay development or the submission of products for regulatory approval, impair the Company's collaborators' ability to commercialize products as planned and deliver products on a timely basis or otherwise impair the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

     The Company's TIMERx drug delivery system is a hydrophilic matrix combining primarily two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The Company purchases these gums from a sole source supplier. Most of the Company's excipients are manufactured from wood pulp, which the Company also purchases from a sole source supplier. Although the Company has qualified alternate suppliers with respect to these materials, there can be no assurance that interruptions in supplies will not occur in the future or that the Company will not have to obtain substitute suppliers. Any of these events could have a material adverse effect on the Company's ability to manufacture bulk TIMERx for delivery to its collaborators or manufacture its excipients, which could have a material adverse effect on the Company's results of operations, cash flows and financial position.

                          PENWEST PHARMACEUTICALS CO.

4.  FIXED ASSETS

     Fixed assets, at cost, summarized by major categories, consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Buildings and equipment.....................................  $26,513    $27,787
Land........................................................      696        696
Construction in progress....................................    1,160      3,750
                                                              -------    -------
                                                               28,369     32,233
Less: accumulated depreciation..............................    8,033      9,922
                                                              -------    -------
                                                              $20,336    $22,311
                                                              =======    =======

5.  OTHER ASSETS

     Other assets, net of accumulated amortization, consist of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
                                                               (IN THOUSANDS)
Patents, net of accumulated amortization of $162 and $249...  $1,443    $1,888
Goodwill, net of accumulated amortization of $238 and
  $295......................................................     302       245
                                                              ------    ------
                                                              $1,745    $2,133
                                                              ======    ======

     Goodwill is being amortized over ten years and was recorded upon the acquisition of the Company by Penford. Amortization expense approximated $57,000 for each of the years ended December 31, 1995, 1996 and 1997.

     Patents include costs to secure and defend patents on technology developed by the Company and secure trademarks. Patents are amortized over their useful lives of 17 to 20 years. Amortization expense of $48,000, $66,000 and $87,000 was recorded in the years ended December 31, 1995, 1996 and 1997, respectively.

     Recorded intangibles are evaluated for potential impairment whenever events or circumstances indicate that the undiscounted cash flows are not sufficient to recover their carrying amounts. An impairment loss is recorded to the extent the asset's carrying value is in excess of related discounted cash flows.

6.  TRANSACTIONS WITH PENFORD

     The Payable to Penford consists solely of advances. These advances were generated primarily from the initial acquisition of the Company, the addition of a microcrystalline cellulose plant and the funding of operations. The Payable to Penford is a non-interest-bearing obligation. Average balances for the years ended December 31, 1995, 1996 and 1997 were $22,100,000, $29,123,000 and
$37,594,000, respectively. Penford has indicated that it intends to continue to provide advances until the Distribution is completed and the Company has a credit facility, at which time Penford intends to contribute the outstanding payable to Penford to the Company (see Note 13). The Company also participates in pension and other employee benefit plans sponsored by Penford and purchases inventory from a wholly-owned subsidiary of Penford. The inventory purchases amounted to approximately $609,000, $634,000, and $367,000 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company believes the terms of its employee benefit and inventory purchase transactions approximate those that would be reached with a third party in an arms length transaction and represent the approximate costs the Company would have incurred on a stand-alone basis.

                          PENWEST PHARMACEUTICALS CO.

     Penford allocates executive office salaries, bonuses and legal fees to the Company in the form of a management fee. The costs making up the management fee are allocated to the Company based upon its pro-rata portion of Penford's consolidated revenue. The Company believes the management fees approximate the actual costs of services provided and represent the approximate costs the Company would have incurred on a stand-alone basis. Included in selling, general and administrative expenses is a management fee of $404,000, $391,000 and $601,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Penford Stock Option Plan

     Certain of the Company's employees participate in Penford's 1994 Stock Option Plan (the "1994 Plan") for which 1,000,000 shares of common stock have been authorized for grants of options by Penford. The 1994 Plan provides for the granting of stock options at the fair market value of the common stock on the date of grant. Either incentive stock options or non-qualified stock options may be granted under the 1994 Plan. The incentive stock options generally vest over five years at the rate of 20% each year and expire 10 years from the date of grant. The non-qualified stock options generally vest over four years at the rate of 25% each year and expire 10 years and 10 days from the date of grant.

     The Company has elected to follow Accounting Principals Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options. Under APB No. 25, the Company does not recognize compensation expense for Penford options granted to employees of Penwest, since the exercise price of the options granted is equal to the market value of the Parent's common stock at the date of grant. Statement of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation" requires the Company to disclose the pro forma impact on net loss and loss per share as if compensation expense associated with employee stock options granted to employees of Penwest had been calculated under the fair value method of Statement No. 123 for employee stock options granted to employees of Penwest subsequent to December 31, 1994.

                                                              YEAR ENDED DECEMBER 31,
                                                        -----------------------------------
                                                          1995         1996         1997
                                                        ---------    ---------    ---------
                                                        IN THOUSANDS, EXCEPT PER SHARE DATA
Net loss -- as reported...............................   $(3,252)     $(3,864)     $(7,316)
Net loss -- pro forma.................................    (3,396)      (4,123)      (7,766)
Net loss per share, basic and diluted -- as
  reported............................................     (0.29)       (0.35)       (0.66)
Net loss per share, basic and diluted -- pro forma....   $ (0.31)     $ (0.37)     $ (0.70)

     The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rates of 5.6% to 6.1%; expected option life of each vesting increment of 2.8 years; expected volatility of 49%; and expected dividends of $0.20 per share. The weighted average fair value of options granted under the 1994 Plan during the years ended December 31, 1995, 1996 and 1997 was $13.02, $9.30, and $9.67, respectively. The effect of applying Statement No. 123 for providing pro forma disclosures for the years ended December 31, 1995, 1996 and 1997, is not likely to be representative of the effects in future years because the amounts above reflect only the options granted in 1995, 1996 and 1997 that vest over four to five years. No additional Penford shares were granted to Company employees subsequent to December 31, 1997.

                          PENWEST PHARMACEUTICALS CO.

     Changes in Penford stock options granted to employees of Penwest for the three years ended December 31, 1995, 1996, and 1997 are as follows:

                                                                   OPTION PRICE       WTD. AVERAGE
                                                       SHARES          RANGE         EXERCISE PRICE
                                                       -------    ---------------    --------------
1995
Balance, January 1, 1995.............................   14,000    $20.13 - $22.75        $22.00
Granted..............................................   71,000     21.00 -  24.50         21.30
Exercised............................................       --
Cancelled............................................       --
                                                       -------
Balance, December 31, 1995...........................   85,000     20.13 -  24.50         21.41
                                                       =======
Options Exercisable..................................    5,000     20.13 -  24.50         22.00
1996
Granted..............................................   80,500     17.00 -  18.25         17.71
Exercised............................................       --
Cancelled............................................       --
                                                       -------
Balance, December 31, 1996...........................  165,500     17.00 -  24.50         19.61
                                                       =======
Option Exercisable...................................   14,600     20.13 -  24.50         21.86
1997
Granted..............................................    1,000              18.25         18.25
Exercised............................................     (600)             18.25         18.25
Cancelled............................................   (1,800)             18.25         18.25
                                                       -------
Balance, September 30, 1997..........................  164,100     17.00 -  24.50         19.62
                                                       =======
Options Exercisable..................................   40,050    $17.00 - $24.50        $20.15

     At December 31, 1997, the weighted average remaining contractual life of options outstanding approximates 7.9 years.

7.  COMMITMENTS

  Leases

     The Company's manufacturing facility in Finland is leased under a two-year operating lease which includes renewal options with annual rental expense of $188,000 plus additional charges determined on a month-to-month basis for equipment and warehouse usage. In addition, certain of the Company's property, plant and equipment is leased under operating leases ranging from one to fifteen years and includes periodic escalation clauses based on rental market conditions as well as insurance rent payments. Rental expense under operating leases was $210,000, $216,000 and $283,000 for the years ended December 31, 1995, 1996 and
1997,

                          PENWEST PHARMACEUTICALS CO.

respectively. Future minimum lease payments as of December 31, 1997 for noncancellable operating leases having initial lease terms of more than one year are as follows:

                                                OPERATING LEASES
                                                ----------------
                                                 (IN THOUSANDS)
1998........................................         $  264
1999........................................            260
2000........................................             69
2001........................................             61
2002........................................             58
Thereafter..................................            532
                                                     ------
          Total minimum lease payments......         $1,244
                                                     ======

8.  INCOME TAXES

     The provision (benefit) for federal, state and foreign income taxes consists of the following (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Federal:
  Deferred..................................................  $386    $423    $(81)
Foreign:
  Current...................................................   223     217     247
State:
  Current...................................................     1       1       1
  Deferred..................................................    69     123     (23)
                                                              ----    ----    ----
                                                              $679    $764    $144
                                                              ====    ====    ====

     The reconciliation between the statutory tax rate and those reflected in the Company's income tax provision is as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                              1995    1996    1997
                                                              ----    ----    ----
Statutory tax rate..........................................   (34)%   (34)%   (34)%
Tax benefit utilized by Penford.............................    56      55      36
Foreign taxes...............................................     1       2      --
State taxes, net of federal benefit.........................     2       2      --
Other.......................................................     1      --      --
                                                              ----    ----    ----
                                                                26%     25%      2%
                                                              ====    ====    ====

                          PENWEST PHARMACEUTICALS CO.

     The components of deferred federal and state income tax assets and liabilities are as follows (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
Receivable allowance........................................  $ (107)   $ (135)
Inventory reserves and basis differences....................    (115)     (249)
                                                              ------    ------
                                                                (222)     (384)
Accelerated depreciation and amortization...................   3,293     3,351
                                                              ------    ------
Deferred tax liability......................................  $3,071    $2,967
                                                              ======    ======

     The Company has made payments for foreign income taxes of approximately $223,000, $217,000, and $181,000 for the years ended December 31, 1995, 1996 and
1997, respectively.

     The Company is included in the consolidated federal and state tax returns of Penford. In accordance with the Company's tax sharing agreement, the Company is not compensated for tax losses that are utilized by Penford. As a result of Penford fully utilizing all of the Company's tax losses, the Company does not possess any net operating loss carryforwards. Although the Company is not compensated for tax losses that are utilized by Penford, if such tax losses remained with the Company they would have been fully offset by a valuation allowance due to the Company's history of operating losses and the Company's inability to offset the losses against recorded deferred tax liabilities due to uncertainties related to the availability of the losses when the temporary differences are expected to reverse. As a result, the provision as calculated approximates that which would have been recorded if calculated on a stand-alone basis. Through December 31, 1997, Penford has utilized approximately $20,623,000 of federal net operating loss carryforwards that the Company would have had outstanding were it a stand-alone entity of which approximately $3,393,000, $4,503,000, $5,084,000 and $7,643,000 would have expired in 2009, 2010, 2011 and
2012, respectively. In addition, Penford is liable for any federal, state or foreign tax adjustments assessed against the Company for periods through the date of the Distribution.

     The Company's policy is to permanently reinvest foreign earnings. Accumulated foreign earnings, for which no deferred taxes have been provided, amounted to $1,499,000, $1,793,000 and $2,230,000 as of December 31, 1995, 1996
and 1997, respectively. If such earnings were to be repatriated, the income tax effect would not be significant.

     Included in the loss before income taxes is foreign income of $606,000, $801,000, and $757,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

9.  PENSION AND OTHER EMPLOYEE BENEFITS

  Pension Plan

     Penwest participates in a noncontributory defined benefit pension plan (the
Plan) that covers substantially all employees. The Plan is sponsored by its Parent and costs are allocated based upon actual costs incurred for the Company's employees. In addition to the employees of the Company, employees of Penford and its other subsidiaries participate in the Plan. The Company has accounted for its involvement in the overall Plan as a participant in a multiemployer pension plan. Under this method, the Company recognizes as net periodic pension cost its allocated contribution for the period. The Company recognizes a liability to the Parent for any contributions due and unpaid.

     Under the terms of the Employee Benefits Agreement between Penford and Penwest, Penford will freeze all benefits of employees of Penwest under the Plan as of the Distribution and will distribute to each employee his or her fully vested interest in the form of a lump sum payment or an annuity (see Note 13). Based upon

                          PENWEST PHARMACEUTICALS CO.

the terms of the agreement there will be no termination gains or losses as a result of the freezing of Plan benefits, the termination of the right of employees of the Company to participate in the Plan or the subsequent distribution. The Company plans to adopt a defined contribution plan and employees of Penwest will be eligible to participate in such defined contribution plan.

     Benefits for employees are primarily related to years of credited service and final average five-year earnings. Employees generally become eligible to participate in the plans after attaining age 21 and benefits become vested after five years of credited service.

     Pension expense of $73,000, $74,000 and $66,000 was recorded for the years ended December 31, 1995, 1996 and 1997, respectively.

  Savings and Stock Ownership Plan

     The Company's employees participate in Penford's Savings and Stock Ownership Plan and costs are charged to the Company based upon actual costs incurred for the Company's employees. Seventy-five percent (75%) of employee's contributions are matched up to 6% of the employee's pay, in the form of Penford common stock. The Company's expense under the plan was $110,000, $147,000 and $161,000 for 1995, 1996, and 1997, respectively.

     The Plan also includes an annual profit-sharing component that is awarded by Penford's Board of Directors based on achievement of predetermined corporate goals. This feature of the plan is available to all employees who meet the eligibility requirements of the Plan. The profit sharing expense related to the Company's employees was $80,000, $38,000 and $95,000 for 1995, 1996 and 1997,
respectively.

  Supplemental Executive Retirement Plan

     Penford sponsors a Supplemental Executive Retirement Plan (SERP), a nonqualified plan, which covers certain key employees including certain employees of Penwest. For 1995, 1996 and 1997, the net expense for the SERP incurred by Penwest was $32,000, $35,000 and $22,000, respectively. The allocated costs represent the costs attributable to the Company's employees.

  Health Care and Life Insurance Benefits

     The Company offers health care and life insurance benefits to most active employees. Costs incurred to provide these benefits are charged to expense when incurred. Health care and life insurance expense was $244,000, $212,000, and $343,000 in 1995, 1996 and 1997, respectively.

10.  LICENSING AGREEMENTS

     The Company has entered into collaborative arrangements with six pharmaceutical companies to facilitate and expedite the commercialization of its TIMERx drug delivery technology.

     In August 1994, August 1995 and March 1996, the Company entered into product development and supply agreements with Mylan Pharmaceuticals, Inc. ("Mylan") with respect to the development of generic versions of Procardia XL (nifedipine), Adalat CC (nifedipine) and Glucotrol XL (glipizide), based on the Company's TIMERx technologies (the "Mylan Products"). Under these product development and supply agreements, the Company is responsible for the formulation, manufacture and supply of TIMERx material for use in the Mylan Products, and Mylan is responsible for conducting all bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Mylan Products in the United States, Canada and Mexico. The Company has received non-refundable milestone payments under each of the product development and supply agreements and is entitled to additional milestone payments under such agreements upon the continued development of the Mylan Products. The Company is also entitled to royalties

                          PENWEST PHARMACEUTICALS CO.

on the sale of each Mylan Product, which royalties will be reduced with respect to such Mylan Product if there are on the market and available for retail sale any other generic controlled release formulations of the drug of which such Mylan Product is a generic controlled release formulation. In addition, Mylan has agreed that during the term of the product development and supply agreements it will purchase formulated TIMERx material for use in the Mylan Products exclusively from the Company at specified prices.

     Penwest and Mylan also entered into a sales and distribution agreement in January 1997 (the "Mylan Distribution Agreement") with respect to Nifedipine XL pursuant to which Mylan agreed to manufacture and supply Nifedipine XL to Penwest for distribution by Penwest and one or more distributors (as to which the Company and Mylan must mutually agree) in certain specified European and Latin American countries. Under this agreement, the Company has agreed to purchase Nifedipine XL exclusively from Mylan at specified prices or to pay Mylan 50% of any royalties received by the Company from its distributors if Mylan licenses its manufacturing technology to the Company for use by the Company's distributors instead of manufacturing the product for distribution. Under this agreement, Mylan is entitled to 50% of any royalties or milestone payments received by the Company under the Company's product development and supply agreement with Sanofi described below.

     In August 1996, the Company entered into a product development and supply agreement with Kremers Urban Development Company ("Kremers") with respect to the development of a generic version of Covera HS (verapamil hydrochloride), based on the Company's TIMERx technology. Under the product development and supply agreement, the Company is responsible for formulating Covera HS and for manufacturing and supplying TIMERx material to Kremers for use in Covera HS, and Kremers is responsible for conducting bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing Covera HS in the United States, Canada and Mexico. The Company has received non-refundable milestone payments under the product development and supply agreement and is entitled to additional milestone payments upon the continued development of Covera HS. The Company also is entitled to royalties on the sale of Covera HS. However, both milestone payments and the royalties otherwise due under the product development and supply agreement may be reduced in the event that there are competing generic controlled release formulations of Covera HS on the market and available for retail sale. In addition, Kremers has agreed that, during the term of the product development and supply agreement, it will purchase formulated TIMERx material for use in Covera HS exclusively from the Company at specified prices. These prices will be reduced in the event that there are competing generic versions of Covera HS on the market and available for retail sale.

     In February 1997, the Company entered into a product development and supply agreement with Sanofi Winthrop International S.A. ("Sanofi") with respect to the development of a generic version of Adalat LA based on the Company's TIMERx technology (the "Sanofi Product"), a drug that utilizes the same controlled release technology as Nifedipine XL. Under the product development and supply agreement, the Company is responsible for conducting pilot bioequivalence studies of the Sanofi Product and for manufacturing and supplying TIMERx material to Sanofi, and Sanofi is responsible for conducting all full scale bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Sanofi Product in specified countries in Europe and in South Korea. The Company is entitled to non-refundable milestone payments under the product development and supply agreement upon the continued development of the Sanofi Product. The Company is also entitled to royalties upon the sale of the Sanofi Product. One half of such payments will be paid to Mylan in accordance with the Mylan Distribution Agreement. In addition, Sanofi has agreed that, during the term of the product development and supply agreement, it will purchase formulated TIMERx material for use in the Sanofi Product exclusively from the Company at specified prices.

     In July 1992, the Company entered into an agreement with Leiras Oy ("Leiras") with respect to the development and commercialization of Cystrin CR, a controlled release formulation of oxybutynin based on the Company's TIMERx technology. In May 1995, the Company entered into a second agreement with Leiras

                          PENWEST PHARMACEUTICALS CO.

clarifying certain matters with respect to the collaboration. Leiras is a Finnish subsidiary of Schering AG. Leiras is developing products focused in the areas of reproductive health care, urology, oncology and inhalation technology. Under the agreements, the Company is responsible for the development and formulation of Cystrin CR and for manufacturing and supplying TIMERx material to Leiras for use in the manufacture of Cystrin CR, and Leiras is responsible for preparing all regulatory applications and submissions and manufacturing and marketing Cystrin CR on a worldwide basis. Leiras has the right to transfer its rights and responsibilities under the agreements and its related product rights for specified territories, subject in certain circumstances to the approval of the Company. Pursuant to this right, Leiras, with the Company's consent, transferred to Synthelabo its marketing rights to this controlled release formulation for Europe. Leiras has also agreed to pay the Company royalties on the sale of Cystrin CR and to purchase formulated TIMERx material exclusively from the Company at specified prices.

     In December 1997, pursuant to a related transfer by Leiras to Synthelabo Groupe ("Synthelabo") of Leiras' rights and responsibilities under Leiras' agreements with the Company, the Company entered into a license agreement and a supply agreement with Synthelabo with respect to the manufacturing and marketing in Europe of the controlled release formulation of oxybutynin developed by the Company and Leiras, which is expected to be marketed under the tradename Ditropan CR. Synthelabo is one of the largest pharmaceutical companies in France and focuses primarily in three core therapeutic fields: central nervous system, cardiovascular and internal medicine. Under the agreements, the Company is responsible for manufacturing and supplying TIMERx material to Synthelabo for use in the manufacture of Ditropan CR, and Synthelabo is responsible for preparing all regulatory applications and submissions and manufacturing and marketing Ditropan CR for sale in Europe (although Synthelabo may contract initially with Leiras for the manufacture of the product until it receives regulatory approval to manufacture the product). Synthelabo has agreed to pay the Company royalties on the sale of the product and to purchase formulated TIMERx material exclusively from the Company at specified prices.


     In September 1997, the Company entered into a strategic alliance agreement with Endo Pharmaceuticals, Inc. ("Endo") with respect to the development of controlled release formulations of oxymorphone based on the Company's TIMERx technology (the "Endo Products"). Under the agreement, the Company has agreed to manufacture and supply TIMERx material to Endo, and Endo has agreed to manufacture and market the Endo Products in the United States. The manufacture and marketing of Endo Products outside of the United States may be conducted by the Company, Endo or a third party, as determined by a committee comprised of an equal number of members from each of the Company and Endo. The Company and Endo have agreed to share the costs involved in the development and commercialization of the Endo Products and that the party marketing the Endo Products (which the Company expects will be Endo) will pay the other party royalties equal to 50% of their respective net marketing revenues after fully-burdened costs (although this percentage will decrease as the total U.S. marketing revenues from an Endo Product increase), subject to each party's right to terminate its participation with respect to any Endo Product described above. Endo will purchase formulated TIMERx material for use in the Endo Products exclusively from the Company at specified prices. Such prices will be reflected in the determination of fully-burdened costs. Under the Company's strategic alliance agreement with Endo, the Company expects to incur expenses of approximately $12.0 million, primarily in 1999 and 2000.


     Royalties and licensing fees revenue consist solely of payments received under TIMERx collaborative agreements. Included in royalties and licensing revenue are approximately $100,000, $1,082,000, and $50,000 for the years ended December 31, 1995, 1996 and 1997, respectively, of payments received upon the signing of collaborative agreements. These up-front payments relate principally to the performance of pilot bioequivalence studies and have been recognized upon the delivery of the results of such studies to the collaborators. In addition, approximately $861,000 of non-refundable milestone payments were recognized as the milestones were achieved during the year ended December 31, 1997. Approximately $1,844,000, $2,819,000 and $3,075,000 for the years ended December 31, 1995, 1996 and 1997, respectively, of research

                          PENWEST PHARMACEUTICALS CO.

and development expense principally related to applications of TIMERx technology to products covered by the Company's collaborative agreements. Since the collaborative agreements can be terminated by either party, the costs associated with such agreements could be discontinued by the Company. Such costs are typically incurred prior to the receipt of milestones, royalties and other payments.

11.  CONTINGENCIES


     In May 1997, one of the Company's collaborators, Mylan, filed an Abbreviated New Drug Application ("ANDA") with the U.S. Food and Drug Administration ("FDA") for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a controlled release formulation of nifedipine. See
Note 10 for a description of the Company's collaborative agreements with Mylan. Bayer AG ("Bayer") and ALZA Corporation ("ALZA") own patents listed for Procardia XL (the last of which expires in 2010), and Pfizer Inc. ("Pfizer") is the sponsor of the New Drug Application ("NDA") and markets the product. In connection with the ANDA filing, Mylan certified to the FDA that Nifedipine XL does not infringe these Bayer or ALZA patents and notified Bayer, ALZA and Pfizer of such certification. Bayer and Pfizer sued Mylan in the United States District Court for the Western District of Pennsylvania, alleging that Mylan's product infringes Bayer's patent. The Company has been informed by Mylan that ALZA does not believe that the notice given to it complied with the requirements of the Waxman-Hatch Act, and there can be no assurance that ALZA will not sue Mylan for patent infringement or take any other actions with respect to such notice. Mylan has advised the Company that it intends to contest vigorously the allegations made in the lawsuit. However, there can be no assurance that Mylan will prevail in this litigation or that it will continue to contest the lawsuit. If the litigation results in a determination that Nifedipine XL infringes Bayer's patent, Nifedipine XL could not be marketed in the United States until such patent expired. An unfavorable outcome or protracted litigation for Mylan would materially adversely affect the Company's business, financial condition, cash flows and results of operations. Delays in the commercialization of Nifedipine XL could also occur because the FDA will not grant final marketing approval of Nifedipine XL until a final judgment on the patent suit is rendered in favor of Mylan by the district court, or in the event of an appeal, by the court of appeals, or until 30 months (or such longer or shorter period as the court may determine) have elapsed from the date of Mylan's certification, whichever is sooner.


     In 1993, Pfizer filed a "citizen's petition" with the FDA, claiming that its Procardia XL formulation constituted a unique delivery system and that a drug with a different release mechanism such as the TIMERx controlled release system cannot be considered the same dosage form and approved in an ANDA as bioequivalent to Procardia XL. In August 1997, the FDA rejected Pfizer's citizen's petition. In July 1997, Pfizer also sued the FDA in the District Court of the District of Columbia, claiming that the FDA's acceptance of Mylan's ANDA filing for Nifedipine XL was contrary to law, based primarily on the arguments stated in its citizen's petition. Mylan and the Company intervened as defendants in this suit. In April 1998 the District Court of the District of Columbia rejected Pfizer's claim, and in May 1998, Pfizer appealed the District Court's decision. There can be no assurance that the FDA, Mylan and the Company will prevail in this litigation. An outcome in this litigation adverse to Mylan and the Company would result in Mylan being required to file a suitability petition in order to maintain the ANDA filing or to file an NDA with respect to Nifedipine XL, each of which would be expensive and time consuming. An adverse outcome also would result in Nifedipine XL becoming ineligible for an "AB" rating from the FDA. Failure to obtain an AB rating from the FDA would indicate that for certain purposes Nifedipine XL would not be deemed to be therapeutically equivalent to the referenced branded drug, would not be fully substitutable for the referenced branded drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement. Any such failure would have a material adverse effect on the Company's business, financial condition, cash flows and results of operations. If any of such events occur, Mylan may terminate its efforts with respect to Nifedipine XL, which would have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

                          PENWEST PHARMACEUTICALS CO.

     In 1994, the Boots Company PLC ("Boots") filed in the European Patent Office (the "EPO") an opposition to a patent granted by the EPO to the Company relating to its TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals. There can be no assurance that the Company will prevail in this matter. An unfavorable outcome could materially adversely affect the Company's business, financial condition, cash flows and results of operations.

     Substantial patent litigation exists in the pharmaceutical industry. Patent litigation generally involves complex legal and factual questions, and the outcome frequently is difficult to predict. An unfavorable outcome in any patent litigation affecting the Company could cause the Company to pay substantial damages, alter its products or processes, obtain licenses and/or cease certain activities. Even if the outcome is favorable to the Company, the Company could incur substantial litigation costs. Although the legal costs of defending litigation relating to a patent infringement claim (unless such claim relates to TIMERx) are generally the contractual responsibility of the Company's collaborators, the Company could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation.

     Testing, manufacturing, marketing and selling pharmaceutical products entail a risk of product liability. The Company faces the risk of product liability claims in the event that the use of its products is alleged to have resulted in harm to a patient or subject. Such risks exist even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Until the Distribution, the Company will be covered by primary product liability insurance maintained by Penford in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $5.0 million which can also be used for product liability insurance. There can be no assurance that this coverage is adequate to cover potential liability claims or that Penwest will be able to obtain comparable coverage following the Distribution. Furthermore, this coverage may not be adequate as the Company develops additional products. As the Company receives regulatory approvals for products under development, there can be no assurance that additional liability insurance coverage for any such products will be available in the future on acceptable terms, if at all. The Company's business, financial condition, cash flows and results of operations could be materially adversely affected by the assertion of a product liability claim.

12.  GEOGRAPHIC INFORMATION

     The Company, which operates in one business segment as a drug delivery company, conducts its business primarily in North America and Europe. The European operations consist of a manufacturing facility in Nastola, Finland and sales offices in Reigate, England and Bodenheim, Germany. None of the European locations, other than Finland, is individually significant. Intercompany sales include a profit component for the selling company. Intercompany sales and profits are eliminated in consolidation. Corporate operating expenses are not allocated to the European operations. Operating profit represents gross profit less selling, general and administrative expenses and, for North America, research and development expense.

                          PENWEST PHARMACEUTICALS CO.

                                             NORTH
                                            AMERICA    EUROPE    ELIMINATIONS     TOTAL
                                            -------    ------    ------------    -------
                                                           (IN THOUSANDS)
DECEMBER 31, 1997
Total Revenues............................  $24,818    $6,463      $(4,340)      $26,941
Operating Profit (Loss)...................   (7,929)      757                     (7,172)
Identifiable Assets.......................   32,813     5,967       (1,344)       37,436
Export Sales..............................    1,616       286                      1,902
DECEMBER 31, 1996
Total Revenues............................   25,400     6,917       (6,228)       26,089
Operating Profit (Loss)...................   (2,985)      488         (603)       (3,100)
Identifiable Assets.......................   30,014     6,611       (1,542)       35,083
Export Sales..............................    1,473       283                      1,756
DECEMBER 31, 1995
Total Revenues............................   22,253     7,509       (4,673)       25,089
Operating Profit (Loss)...................   (2,695)      180          (58)       (2,573)
Identifiable Assets.......................   29,420     4,108       (1,857)       31,671
Export Sales..............................    1,602       263                      1,865

     Segment information for operations in Finland, Germany and the United Kingdom are included under the caption "Europe." Total revenues, operating profit (loss) and identifiable assets in Europe are principally from the Finnish operations. None of the revenues, operating profit (loss) or identifiable assets of the operations in Germany or the United Kingdom, individually or in the aggregate, exceed 10% of total revenues, operating profit (loss) or identifiable assets of the Company. North American export sales consist principally of sales to Europe and South America. European export sales consist principally of sales from Europe to other international countries.

13.  SUBSEQUENT EVENTS

  Distribution


     On May 19, 1998, the Board of Directors of Penford announced a plan to effect a tax-free Distribution to its shareholders of 100% of Penwest's common stock. The Distribution is subject to the satisfaction of certain conditions, including receipt of a favorable tax ruling from the Internal Revenue Service or a written opinion from Ernst & Young LLP. As a condition to the Distribution, the Company will obtain a $15 million credit facility ("Credit Facility") which Penford has agreed to guarantee through August 31, 2000. The Credit Facility is expected to be a revolving loan facility with a maximum principal amount of $15 million of unsecured financing. The proceeds may be used to fund working capital and for general corporate purposes, including capital expenditures. On the second anniversary of the execution of the Credit Facility all outstanding amounts under the Credit Facility will become automatically due and payable, although the Company will be required to use the proceeds of any financing conducted by the Company prior to such date to pay down, any outstanding amounts under the Credit Facility at such time. Borrowing under the Credit Facility are expected to bear interest at a rate equal to LIBOR, plus 1.25%. The Credit Facility is expected to contain a number of financial covenants that relate to Penford (and not Penwest), including requirements that Penford maintain certain levels of financial performance and maintain certain financial ratios. The Credit Facility is also expected to contain certain covenants applicable to both Penford and Penwest including restrictions on the incurrence of additional debt and the payment of dividends. Any breach of the covenants by Penford or the Company, or a default by Penford with respect to any material indebtedness or a change of control of Penford without the lender's consent, would constitute a default by the Company under the Credit Facility. Accordingly, the Company will be substantially dependent on Penford in order to access and maintain

                          PENWEST PHARMACEUTICALS CO.

the Credit Facility. Any default under the Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operation.

     Prior to deciding to distribute 100% of the Company's common stock to Penford's shareholders, in October 1997, Penford's Board of Directors approved the sale of approximately 20% of the Company's Common Stock in an initial public offering ("IPO"). The IPO was initially intended to be completed during December 1997. Due to market conditions, the IPO was initially postponed and during May 1998, after further evaluation of the market opportunities, Penford's Board of Directors decided to distribute 100% of the Company's common stock to Penford's shareholders and forego the IPO at such time. Based on this decision, the Company wrote-off approximately $1.4 million of transaction costs, principally legal, accounting and printing, associated with the IPO during the year ended December 31, 1997.

     On October 20, 1997, the Company effected a 2,907.66-for-1 stock split transforming the Company's capital structure from 50,000 shares, $1.00 par value per share, of common stock authorized and 5,000 shares of common stock outstanding to 39,000,000 shares, $.001 par value per share, of common stock authorized and 14,538,282 shares of Common Stock outstanding and 1,000,000 shares of preferred stock, $.001 par value per share, authorized, that may be issued by the Board in one or more series. On June 19, 1998, the Company effected a 0.76-for-1 reverse stock split, reducing the outstanding shares to 11,055,462 shares of common stock. Accordingly, all share and per share data have been retroactively adjusted to give effect to the stock split and reverse stock split.

     The Company and Penford have entered into or will, on or prior to the completion of this Distribution, enter into agreements that govern various interim and ongoing relationships. These agreements include (i) a Separation and Distribution Agreement setting forth the agreement of the parties with respect to the principal corporate transactions required to effect the separation of Penford's pharmaceutical business from its specialty carbohydrate-based chemical business and the Distribution, including without limitation Penford's agreement to guarantee the Company's indebtedness under the Credit Facility; (ii) a Services Agreement pursuant to which Penford will continue on an interim basis to provide specified services to the Company until June 30, 1998 or until Penwest does not need the services, of which costs will be charged to the Company on an actual or allocated basis, at 110% of the cost; (iii) a Tax Allocation Agreement relating to, among other things, the allocation of tax liability between the Company and Penford in connection with the Distribution and that all pre-distribution liabilities are the responsibility of Penford and all post distribution liabilities are those of the respective entities; (iv) an Excipient Supply Agreement pursuant to which Penford will manufacture and supply exclusively to the Company, and the Company will purchase exclusively from Penford, subject to certain exceptions, all the Company's requirements for two excipients marketed by the Company under pricing and quantity terms that the Company believes approximate fair market value; and (v) an Employee Benefits Agreement setting forth the parties' agreements as to the continuation of certain Penford benefits arrangements for the employees of the Company. Subsequent to the Distribution, no terminating liabilities will be incurred by Penwest related to the Penford defined benefit plan.

  Stock Plans

     In October 1997, the Company adopted the 1997 Equity Incentive Plan (the "Plan") under which the Board of Directors or its compensation committee is authorized to grant stock options, stock appreciation rights, restricted stock, deferred stock, performance units, or any combination thereof, to employees, directors, officers, consultants or advisors of the Company. There are 2,660,000 shares available for grant under the terms of the Plan. These options are to be granted at prices equal to the fair market value of the Company's common stock at the date of grant and vest over a period not to exceed four years. Options granted under the Plan must be exercised within ten years of grant, unless a shorter period is designated at the time of grant. No options can be awarded under the Plan after ten years. The Company intends to grant stock options under the 1997 Plan to purchase an aggregate of 1,010,000 shares of Common Stock to its employees and officers

                          PENWEST PHARMACEUTICALS CO.

following the Distribution date at an exercise price equal to the fair market value on the date of grant. In addition, the Company adopted the 1997 Employee Stock Purchase Plan which will enable employees of the Company to purchase stock at 85% of market value as defined in the Plan. There are 228,000 shares available under the Employee Stock Purchase Plan.

     At the time of the Distribution the outstanding stock options held by employees of the Company to purchase the common stock of Penford will be replaced by Penwest options. The Company adopted a 1998 Spin-off Option Plan effective upon the Distribution under which employees of Penwest will be granted these options. There will be no additional grants under this Plan. The exercise price and the number of shares subject to the Penwest options will be calculated so as to preserve the approximate value of the Penford options by ensuring that the ratio of exercise price per option to the market value per share remains unchanged and that the aggregate intrinsic value of the Penwest options is not greater than the aggregate intrinsic value of the Penford options. The changes in the stock options to purchase the common stock of Penwest will not result in additional compensation expense. Substantially all other terms and conditions of the Penford options will be reflected in the Penwest options, including the continuation of the remaining portions of their original vesting schedules and their 10-year terms.

                                    PART II

               INFORMATION NOT REQUIRED IN INFORMATION STATEMENT

ITEM 15.  FINANCIAL STATEMENT SCHEDULES AND EXHIBITS.

     (a) Financial Statements Schedules:

     Schedule II -- Valuation and Qualifying Accounts

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

     (b) Exhibits:


 EXHIBIT
   NO.                                   DESCRIPTION
 -------                                 -----------
   2.1**     --  Form of Separation and Distribution Agreement to be entered into between Registrant and Penford Corporation ("Penford").

   3.1*      --  Amended and Restated Articles of Incorporation.

   3.2**     --  Articles of Amendment to the Amended and Restated Articles
                 of Incorporation filed on June 19, 1998.

   3.3*      --  Amended and Restated Bylaws of the Registrant.

   3.4**     --  Designation of Rights and Preference of Series A Junior
                 Participating Preferred Stock of the Company filed on July
                 17, 1998.

   4.1*      --  Specimen certificate representing the Common Stock.

   4.2**     --  Form of Rights Agreement dated as of July 27, 1998 between the Company and the Rights Agent.

   8.1       --  Tax Private Letter Revenue Ruling dated April 15, 1998 issued by the Internal Revenue Service, as supplemented on July 13, 1998.

 +10.1*      --  Product Development and Supply Agreement dated August 17,
                 1994 by and between the Registrant and Mylan Pharmaceuticals
                 Inc. ("Mylan").

 +10.2*      --  Product Development and Supply Agreement dated August 3,
                 1995 by and between the Registrant and Mylan.

 +10.3*      --  Product Development and Supply Agreement dated March 22,
                 1996 by and between the Registrant and Mylan.

 +10.4*      --  Sales and Distribution Agreement dated January 3, 1997 by and between the Registrant and Mylan.

  10.5       --  [Intentionally Omitted]

 +10.6*      --  Product Development and Supply Agreement dated August 30,
                 1996 by and between the Registrant and Kremers Urban
                 Development Company.

 +10.7*      --  Product Development, License and Supply Agreement dated
                 February 28, 1997 by and between the Registrant and Sanofi
                 Winthrop International S.A., as amended.

 +10.8*      --  Agreement dated May 26, 1995 by and between the Registrant and Leiras OY.

 +10.9*      --  Agreement dated July 27, 1992 by and between the Registrant and Leiras OY.

 +10.10*     --  Strategic Alliance Agreement dated as of September 17, 1997 by and between the Registrant and Endo Pharmaceuticals Inc.

  10.11*     --  1997 Equity Incentive Plan.

  10.12*     --  1997 Employee Stock Purchase Plan.

  10.13**    --  1998 Spinoff Option Plan.

  10.14**    --  Form of Excipient Supply Agreement to be entered into
                 between the Registrant and Penford.

  10.15**    --  Form of Services Agreement to be entered into between the
                 Registrant and Penford.

  10.16**    --  Form of Tax Allocation Agreement to be entered into between the Registrant and Penford.

 EXHIBIT
   NO.                                   DESCRIPTION
 -------                                 -----------
  10.17**    --  Form of Employee Benefits Agreement to be entered into between the Registrant and Penford.
  10.18*     --  Recognition and Incentive Agreement dated as of May 14, 1990 between the Registrant and Anand Baichwal, as amended.
 +10.19**    --  License Agreement dated December 17, 1997 between Synthelabo and the Registrant.
 +10.20**    --  Supply Agreement dated December 17, 1997 by and between
                 Synthelabo and the Registrant.
  10.21**    --  Revolving Term Credit Facility dated July 2, 1998 by and between the Company and the Bank of Nova Scotia.
  21.1*      --  Subsidiaries.
  27.1**     --  Financial Data Schedule (December 31, 1997).
  27.2**     --  Financial Data Schedule (March 31, 1998).


---------------
  * Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-38389).

 ** Previously filed.


  + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PENWEST PHARMACEUTICALS CO.

                                          By:      /s/ TOD R. HAMACHEK
                                            ------------------------------------
                                                      Tod R. Hamachek
                                                 Chairman of the Board and
                                                  Chief Executive Officer


Date: July 27, 1998

                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

     We have audited the consolidated financial statements of Penwest Pharmaceuticals Co. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated June 5, 1998, except for information describing the 0.76-for-1 reverse stock split in Note 13, as to which the date is June 19, 1998, included elsewhere in this Form 10. Our audits also included the financial statement schedule listed in Item 15(a) of this Form 10. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Stamford, Connecticut
June 5, 1998

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                          PENWEST PHARMACEUTICALS CO.
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                       BALANCE AT    CHARGED TO   CHARGED TO OTHER
                                      BEGINNING OF   COSTS AND        ACCOUNTS       DEDUCTIONS    BALANCE AT
                                         PERIOD       EXPENSES        DESCRIBE        DESCRIBE    END OF PERIOD
                                      ------------   ----------   ----------------   ----------   -------------
Year ended December 31, 1997
  Allowance for Doubtful Accounts...      $237          $100              --             --           $337
                                          ====          ====            ====            ===           ====
Year ended December 31, 1996
  Allowance for Doubtful Accounts...      $200          $ 37              --             --           $237
                                          ====          ====            ====            ===           ====
Year ended December 31, 1995
  Allowance for Doubtful Accounts...      $187          $ 28              --            (15)(a)       $200
                                          ====          ====            ====            ===           ====

---------------
(a) Write-off of bad debts

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                   DESCRIPTION
 -------                                 -----------
   2.1**    --   Form of Separation and Distribution Agreement to be entered into between Registrant and Penford Corporation ("Penford").

   3.1*     --   Amended and Restated Articles of Incorporation.

   3.2**    --   Articles of Amendment to the Amended and Restated Articles
                 of Incorporation filed on June 19, 1998.

   3.3*     --   Amended and Restated Bylaws of the Registrant.

   3.4**    --   Designation of Rights and Preference of Series A Junior
                 Participating Preferred Stock of the Company filed on July
                 17, 1998.

   4.1*     --   Specimen certificate representing the Common Stock.

   4.2**    --   Form of Rights Agreement dated as of July 27, 1998 between the Company and the Rights Agent.

   8.1      --   Tax Private Letter Revenue Ruling dated April 15, 1998
                 issued by the Internal Revenue Service, as supplemented on
                 July 13, 1998.

 +10.1*     --   Product Development and Supply Agreement dated August 17,
                 1994 by and between the Registrant and Mylan Pharmaceuticals
                 Inc. ("Mylan").

 +10.2*     --   Product Development and Supply Agreement dated August 3,
                 1995 by and between the Registrant and Mylan.

 +10.3*     --   Product Development and Supply Agreement dated March 22,
                 1996 by and between the Registrant and Mylan.

 +10.4*     --   Sales and Distribution Agreement dated January 3, 1997 by
                 and between the Registrant and Mylan.

  10.5      --   [Intentionally Omitted]

 +10.6*     --   Product Development and Supply Agreement dated August 30,
                 1996 by and between the Registrant and Kremers Urban
                 Development Company.

 +10.7*     --   Product Development, License and Supply Agreement dated
                 February 28, 1997 by and between the Registrant and Sanofi
                 Winthrop International S.A., as amended.

 +10.8*     --   Agreement dated May 26, 1995 by and between the Registrant and Leiras OY.

 +10.9*     --   Agreement dated July 27, 1992 by and between the Registrant and Leiras OY.

 +10.10*    --   Strategic Alliance Agreement dated as of September 17, 1997 by and between the Registrant and Endo Pharmaceuticals Inc.

  10.11*    --   1997 Equity Incentive Plan.

  10.12*    --   1997 Employee Stock Purchase Plan.

  10.13**   --   1998 Spinoff Option Plan.

  10.14**   --   Form of Excipient Supply Agreement to be entered into
                 between the Registrant and Penford.

  10.15**   --   Form of Services Agreement to be entered into between the
                 Registrant and Penford.

  10.16**   --   Form of Tax Allocation Agreement to be entered into between the Registrant and Penford.

  10.17**   --   Form of Employee Benefits Agreement to be entered into
                 between the Registrant and Penford.

  10.18*    --   Recognition and Incentive Agreement dated as of May 14, 1990 between the Registrant and Anand Baichwal, as amended.

 EXHIBIT
   NO.                                   DESCRIPTION
 -------                                 -----------
 +10.19**   --   License Agreement dated December 17, 1997 between Synthelabo and the Registrant.

 +10.20**   --   Supply Agreement dated December 17, 1997 by and between
                 Synthelabo and the Registrant.

  10.21**   --   Revolving Term Credit Facility dated July 2, 1998 by and
                 between the Company and the Bank of Nova Scotia.

  21.1*     --   Subsidiaries.

  27.1**    --   Financial Data Schedule (December 31, 1997).

  27.2**    --   Financial Data Schedule (March 31, 1998).


---------------
  * Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 333-38389).

 ** Previously filed.

*** To be filed by amendment.

  + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.